Exhibit 99.5

BUDGET
2024

Taking Action For You

BUDGET AND FISCAL PLAN
2024/25 – 2026/27

BRITISH COLUMBIA

StrongerBC
for everyone

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Budget and Fiscal Plan

2024/25 – 2026/27

February 22, 2024

National Library of Canada Cataloguing in Publication Data
British Columbia.
Budget and fiscal plan. –- 2002/03/2004/05-
Annual
Also available on the Internet.
Continues: British Columbia. Ministry of Finance and
Corporate Relations. Budget ... reports. ISSN 1207-5841
ISSN 1705-6071 = Budget and fiscal plan — British Columbia.
1. Budget — British Columbia — Periodicals. 2. British
Columbia — Appropriations and expenditures — Periodicals.
I. British Columbia. Ministry of Finance. II. Title.
HJ12.B742 352.48’09711’05 C2003-960048-3

BUDGET AND FISCAL PLAN 2024/25 to 2026/27	| TABLE OF CONTENTS
February 22, 2024

Attestation by the Secretary to Treasury Board

Summary	1

Part 1: Three Year Fiscal Plan
Introduction	5
Expense	7
Consolidated Revenue Fund Spending	7
Easing the Pressures of Everyday Costs	7
Delivering More Homes for People, Faster	8
Strengthening Health Care and the Services People Rely On	9
Building a Stronger, Cleaner Economy that Works Better for People	17
BC Public Service	24
Spending Recovered from Third Parties	24
Transfers to Service Delivery Agencies	25
Service Delivery Agency Spending	25
Revenue	28
Major Revenue Sources	30
Capital Spending	36
Taxpayer-Supported Capital Spending	36
Projects Over $50 Million	46
Provincial Debt	54
Risks to the Fiscal Plan	57

Topic Boxes:
BC Builds to Deliver More Rental Homes for People, Faster	10
Climate Resiliency and the Premier’s Expert Task Force on Emergencies	22
Building the Province for the Future	53
Building an Inclusive Economy	62

Tables:
	1.1	Three Year Fiscal Plan	5
	1.2.1	Strengthening the Services People Rely On	9
	1.2.2	Building Capacity Across the Health Sector	13
	1.2.3	Justice and Public Safety Investments	15
	1.2.4	Help for People Who Need Care and Support	17
	1.2.5	Stronger and Cleaner Economy	21
	1.3	Expense by Ministry, Program and Agency	26
	1.4	Revenue by Source	27
	1.5.1	Comparison of Major Factors Underlying Revenue	29

Budget and Fiscal Plan - 2024/25 to 2026/27	| i

1.5.2	Corporate Income Tax Revenue	30
1.5.3	Sales Tax Revenue	31
1.5.4	Federal Government Contributions	35
1.6	Capital Spending	36
1.7	Provincial Transportation Investments	43
1.8	Capital Expenditure Projects Greater Than $50 Million	49
1.9	Provincial Debt Summary	54
1.10	Provincial Borrowing Requirements	56
1.11	Provincial Debt Changes	56
1.12	Key Fiscal Sensitivities	57
1.13	Budgeting Prudence: Funding in the Contingencies Vote	61

Part 2: Tax Measures
Tax Measures – Supplementary Information		66

Tables:
2.1	Summary of Tax Measures	65

Topic Boxes:
Carbon Pricing and the Climate Action Tax Credit		75

ii |	Budget and Fiscal Plan - 2024/25 to 2026/27

Part 3: British Columbia Economic Review and Outlook
Summary	77
British Columbia Economic Activity and Outlook	78
Labour Market	79
Demographics	80
Consumer Spending and Inflation	81
Housing	83
Business and Government	86
External Trade and Commodity Markets	87
Risks to the Economic Outlook	89
External Outlook	89
United States	90
Canada	92
Asia	95
Europe	95
Financial Markets	96
Interest Rates	96
Exchange Rate	98

Tables:

3.1	British Columbia Economic Indicators	78
3.2	U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	91
3.3	Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	94
3.4	Private Sector Canadian Interest Rate Forecasts	97
3.5	Private Sector Exchange Rate Forecasts	98
3.6.1	Gross Domestic Product (GDP): British Columbia	99
3.6.2	Selected Nominal Income and Other Indicators: British Columbia	100
3.6.3	Labour Market Indicators: British Columbia	100
3.6.4	Major Economic Assumptions	101

Topic Box:
The Economic Forecast Council, Budget 2024		102

Budget and Fiscal Plan - 2024/25 to 2026/27	| iii

Part 4: 2023/24 Updated Financial Forecast (Third Quarterly Report)
Introduction	107
Revenue	109
Expense	109
Contingencies	110
Government Employment (FTEs)	110
Provincial Capital Spending	111
Provincial Debt	112
Risks to the Fiscal Forecast	113
Supplementary Schedules	113

Tables:

4.1	2023/24 Forecast Update	107
4.2	2023/24 Financial Forecast Changes	108
4.3	2023/24 Capital Spending Update	111
4.4	2023/24 Provincial Debt Update	112
4.5	2023/24 Operating Statement	113
4.6	2023/24 Expense by Ministry, Program and Agency	114
4.7	2023/24 Revenue by Source	115
4.8	2023/24 Expense by Function	116
4.9	2023/24 Capital Spending	117
4.10	2023/24 Provincial Debt	118
4.11	2023/24 Statement of Financial Position	119

Appendix		121

iv |	Budget and Fiscal Plan - 2024/25 to 2026/27

February 22, 2024

As required by Section 7(1)(d) of the Budget Transparency and Accountability Act, I confirm that Budget 2024 contains the following elements:

•	Fiscal forecasts for 2024/25 to 2026/27 (provided in Part 1) and economic forecasts for 2024 to 2028 (provided in Part 3).

•	A report on the advice received from the Economic Forecast Council (EFC) in December 2023 (updated in January 2024) on the economic growth outlook for British Columbia, including a range of forecasts for 2024 and 2025 (see Part 3, page 102).

•	Material economic, demographic, fiscal, accounting policy, and other assumptions and risks underlying Budget 2024 economic and fiscal forecasts. In particular:

-	British Columbia’s economy has softened against a backdrop of higher interest rates and slowing domestic and global economic activity. Growth assumptions for the province’s major trading partners are prudent to reflect external risks. The Budget 2024 economic projections for British Columbia are within the range of the outlook provided by the Economic Forecast Council.

-	The economic forecast incorporates the estimated effect of some fiscal policy measures announced in Budget 2024, and the full budget policy measures will be incorporated in the updated economic forecast in the First Quarterly Report. This practice reflects that budget policy measures are generally not finalized while the economic forecast is being developed.

-	The corporate income tax revenue forecast is based on projections for national corporate taxable income provided by the federal government.

-	Natural gas royalty forecasts continue to adopt a lower natural gas price forecast compared to the private sector average in order to maintain prudence against volatility.

-	The fiscal plan includes three-year financial projections for school districts, post-secondary institutions and health authorities, based on plans submitted by those entities to the Ministries of Education and Child Care, Post-Secondary Education and Future Skills, and Health, respectively, and for other service delivery agencies and commercial Crown corporations.

-	The fiscal plan includes Contingencies vote estimates, totalling $3.89 billion in 2024/25, $3.02 billion in 2025/26, and $3.73 billion in 2026/27. These reflect funding set aside for uncertain or unforeseen matters, or for which spending requirements cannot be estimated with certainty at the time of presenting the fiscal plan. The Contingencies vote estimates include allocations for CleanBC, and provisions in 2025/26 and 2026/27 for future initiatives and caseload pressures. The fiscal plan does not include the provision of a forecast allowance.

Budget 2024 and the three-year fiscal plan reflect directions and decisions of Cabinet, Treasury Board and the Minister of Finance.

To the best of my knowledge, Budget 2024 and the three-year fiscal plan conforms to the standards and guidelines of generally accepted accounting principles for senior governments as outlined in Note 1 of the 2022/23 Public Accounts.

I thank the staff in government ministries and agencies for their contribution to this document. I especially acknowledge and thank staff in the Ministry of Finance, whose professionalism, commitment and expertise were essential to the completion of this budget and fiscal plan.

/s/ Heather Wood
Heather Wood
Deputy Minister and Secretary to Treasury Board

Budget and Fiscal Plan - 2024/25 to 2026/27

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SUMMARY | BUDGET AND FISCAL PLAN - 2024/25 to 2026/27

($ millions)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Revenue	77,320	81,523	82,838	86,408
Expense	(83,234)	(89,434)	(90,611)	(92,696)
Deficit	(5,914)	(7,911)	(7,773)	(6,288)
Capital spending:
Taxpayer-supported capital spending	10,107	14,104	15,082	14,083
Self-supported capital spending	4,752	4,652	3,955	4,623
Total capital spending	14,859	18,756	19,037	18,706
Provincial Debt:
Taxpayer-supported debt	71,863	88,639	109,182	126,499
Self-supported debt	31,920	34,628	36,078	38,474
Total debt	103,783	123,267	145,260	164,973
Taxpayer-supported debt-to-GDP ratio	17.6%	21.0%	24.8%	27.5%
Taxpayer-supported debt-to-revenue ratio	95.1%	111.8%	136.2%	151.2%

Economic Forecast:	2023	2024	2025	2026
Real GDP growth	1.0%	0.8%	2.3%	2.4%
Nominal GDP growth	3.2%	3.3%	4.4%	4.5%

Building a Stronger BC Together

Government is investing in ways to make life better by helping people with costs, delivering more homes faster, strengthening services, and building a stronger and cleaner economy. Budget 2024 invests $13 billion more in operating funding across the fiscal plan to support a growing population and invest in new priority measures. The Province continues to build prudence into its fiscal plan, including providing significant contingencies for emergent and unknown costs.

Easing the Pressures of Everyday Costs

Budget 2024 includes new targeted measures to help reduce costs for British Columbians. This includes $248 million for a new, one-year BC Family Benefit bonus starting in July 2024. This will support 340,000 low- to middle-income families with cost-of-living pressures, which on average will provide eligible households $445 more over the twelve-month bonus period.

The Province is also introducing a one-year BC Electricity Affordability Credit starting in April 2024. B.C. households will see, on average, approximately $100 in savings on their residential electricity bills over twelve months, while commercial and industrial customers will receive savings of about 4.6 per cent on average based on their 2023/24 electricity bills. Total estimated savings for electricity customers in B.C. is $370 million.

Small and growing businesses will also benefit from lower Employer Health Tax obligations through an increase to the exemption threshold from $500,000 to $1 million. With this change, an estimated 90 per cent of businesses will now be exempt from the Employer Health Tax, estimated to help save businesses more than $100 million each year.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 1

Summary

Delivering More Homes for People, Faster

The Province is also making continued investments that support the Homes For People plan, launched last year. New operating and capital funding of $198 million over three years will support the BC Builds program. There are also new tax measures designed to support affordability and boost housing supply by prioritizing homes as living spaces. Measures include a new tax targeting home flipping activity, effective January 1, 2025, that will discourage short-term speculation that contributes to inflated housing costs. There are also new and expanded property transfer tax exemptions for first-time homeowners and newly constructed homes, which are estimated to save British Columbians over $100 million annually.

Strengthening the Services People Rely On

Government is committed to protecting important services that British Columbians rely on. This includes strengthening health and mental health care, investing in social supports and the education system, and keeping people and communities safe. Budget 2024 provides $8.0 billion more over three years to ensure services are available for B.C.’s growing population. This includes targeted new measures that expand supports for cancer care, seniors home care, access to family law services, and K-12 students with dyslexia or other learning differences. The Province will also fund measures on an ongoing basis that were previously funded through pandemic contingencies and federal funding, such as vaccination costs. Government is also introducing an In-Vitro Fertilization (IVF) program starting in 2025. The new publicly funded program will create more equitable access for people seeking IVF and reduces barriers for those who may not otherwise be able to access fertility services.

Building a Stronger, Cleaner Economy that Works Better for People

Budget 2024 provides over $1 billion in new spending measures over the fiscal plan period to protect British Columbians from the effects of climate change and build a stronger, cleaner economy that works for everyone. New measures will help mitigate and better respond to the impacts of climate emergencies, including year-round wildfire response. There are also new investments to support CleanBC and advance the clean economy, including more active-transportation grants to communities and additional heat pump rebates for low- and middle-income families. Government is also investing more to maintain and improve access to communities through road, transit and community infrastructure investments. This supports the movement of goods and people, which helps drive the economy forward.

Capital Investments

Budget 2024 includes significant capital commitments in the health, transportation, housing and education sectors. Taxpayer-supported infrastructure spending is forecast to be $43.3 billion over the three-year fiscal plan.

Capital spending of self-supported Crown corporations is expected to total $13.2 billion over three years, relating primarily to electrical generation, transmission and distribution projects.

Economic Outlook

B.C.’s economy posted modest growth last year, softening against a backdrop of higher interest rates slowing domestic and global economic activity, as well as geopolitical and climate-related disruptions. While some sectors have been impacted more than others, the broader provincial economy remains well positioned to face uncertainties and weather ongoing economic challenges.

It is estimated that the B.C. economy expanded by 1.0 per cent in 2023. Looking ahead, economic growth is forecast to slow to 0.8 per cent in 2024 before rising to 2.3 per cent in 2025. The modest growth projection for 2024 largely reflects the impact of high interest rates weighing on business investment and global economic activity. As these factors subside, economic growth is expected to strengthen in 2025, supported by steady employment and wage growth, gains in consumer spending, solid investment activity, and higher exports as global economies recover from the slowdown. Over the medium-term (2026 to 2028), real GDP growth is expected to range between 2.3 per cent and 2.4 per cent annually. Overall, the Budget 2024 forecast for B.C. real GDP growth is within the range of the outlook provided by the Economic Forecast Council.

2 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Summary

Budget 2024 Economic Forecast

B.C. real GDP (annual per cent change)

Sources: B.C. Ministry of Finance; Economic Forecast Council range (low/average/high of Economic Forecast Council).

Debt Affordability

B.C.’s taxpayer-supported debt at the end of 2023/24 is forecast to be $71.9 billion, which is $3.8 billion less than forecast in Budget 2023, and taxpayer-supported debt-to-GDP is estimated at 17.6 per cent this year, compared to 18.9 per cent forecasted in the last budget. The debt level is expected to increase over the fiscal plan period to finance the operating and capital investment needs of the Province, with taxpayer-supported debt forecast to reach $126.5 billion by 2026/27, and the debt-to-GDP ratio rising to 27.5 per cent.

Debt to GDP

Per cent

Despite higher interest rates, B.C.’s debt‑servicing costs remain at low levels, historically and compared to other jurisdictions. A common metric of financing affordability is the “interest bite,” representing the taxpayer‑supported interest costs as a percentage of provincial government revenue, which is estimated at 3.2 cents per dollar in 2023/24 and expected to be 5.4 cents per dollar of revenue in 2026/27.

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

•	The degree to which persistent price pressures and restrictive monetary policy affect economic activity, government revenues, program costs, and borrowing costs;

•	Weaker global economic activity and ongoing geopolitical conflicts, which contribute to the potential volatility in the economic and fiscal outlooks;

•	Increased costs and demands for government services, such as health care, social assistance programs or recovery from climate-related disasters; and

•	Changes in timing of capital projects and related spending, which may be influenced by several factors, such as market conditions and weather.

To mitigate against unexpected and unknown costs, the Contingencies vote includes allocations of $3.9 billion in 2024/25, $3.0 billion in 2025/26 and $3.7 billion in 2026/27. This includes funding to address caseload pressures and priority initiatives. Budget 2024 does not include the provision of a forecast allowance.

Conclusion

Budget 2024 invests in ways that tackle the big challenges facing British Columbians to make life better for everyone. This includes new funding and measures to ease the cost of living, deliver more homes faster, and strengthen health care and services people depend on. Government is also working in partnership with First Nations and industry to build a stronger and cleaner economy for everyone. This includes new investments to mitigate the impacts of climate change. The Province is committed to working with people, businesses, communities, and Indigenous Peoples to build a stronger B.C. together.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 3

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PART 1 | THREE YEAR FISCAL PLAN

Table 1.1 Three Year Fiscal Plan

($ millions)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Revenue	77,320	81,523	82,838	86,408
Expense	(83,234)	(89,434)	(90,611)	(92,696)
Deficit	(5,914)	(7,911)	(7,773)	(6,288)
Capital spending:
Taxpayer-supported capital spending	10,107	14,104	15,082	14,083
Self-supported capital spending	4,752	4,652	3,955	4,623
Total capital spending	14,859	18,756	19,037	18,706
Provincial Debt:
Taxpayer-supported debt	71,863	88,639	109,182	126,499
Self-supported debt	31,920	34,628	36,078	38,474
Total debt	103,783	123,267	145,260	164,973
Taxpayer-supported debt-to-GDP ratio	17.6%	21.0%	24.8%	27.5%
Taxpayer-supported debt-to-revenue ratio	95.1%	111.8%	136.2%	151.2%

Introduction

Budget 2024 builds on investments made in recent budgets to help build a stronger, more secure B.C. for everyone. Budget 2024 invests $13 billion more in operating funding across the fiscal plan to support the growing demand for government services, new priority measures, and to provide ministry base funding for public sector wage increases under the Shared Recovery Mandate. Projected deficits decline over the fiscal plan period from $7.9 billion in 2024/25 to $6.3 billion in 2026/27, and debt metrics are expected to increase but remain affordable. Government is making investments to tackle today’s biggest challenges - including cost of living, housing, health and public services, and a clean economy.

Government’s consolidated operating expense totals $89.4 billion in 2024/25, $90.6 billion in 2025/26, and $92.7 billion in 2026/27. The Contingencies vote includes $10.6 billion over the three-year fiscal plan for spending uncertainties related to new and existing programs, and unforeseen events. The revenue forecast rises from $81.5 billion in 2024/25 to $86.4 billion in 2026/27, with a modest growth projection reflecting the economic forecast, year-to-date information, and natural-resource activity and commodity price expectations.

Capital spending on schools, post-secondary facilities, housing, health-care facilities, highways, bridges, and other taxpayer-supported infrastructure, is expected to be $43.3 billion over the three-year fiscal plan period. Self-supported capital spending by commercial Crown corporations is estimated at $13.2 billion over the next three years, mainly for electric generation and transmission projects. These investments will support future growth while contributing to a clean and inclusive economy.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 5

THREE YEAR FISCAL PLAN

The new operating funding initiatives are discussed in the expense section starting on page 7. Details on the Province’s revenue forecasts are provided in the revenue section, starting on page 28. The capital investments section begins on page 36. This is followed by the debt section on page 54 and a discussion on the risks to the fiscal plan on page 57.

Government remains committed to incorporating Gender Based Analysis (GBA+) into its policy and budget processes. Since 2018, the Province has used GBA+ to ensure that comprehensive, evidence-based policy advice is provided to decision makers to achieve better results for all British Columbians. Budget 2024 uses GBA+ analysis to monitor economic trends and inform all spending and tax decisions. This analytical tool helps to assess the effect of different spending or tax measures on different groups, including people of different genders, incomes, ethnicities, geographic locations, ages, abilities, or sexual orientations.

Budget 2024 supports the Province’s commitment to diversity, inclusion and equity. This includes investments that provide more equitable access to justice services, better support for children with learning differences in schools, and supports for lower-income individuals and families, including new cost-of-living measures. Benefits for people are outlined in more detail throughout the expense and tax sections of the document.

Government remains committed to meaningful reconciliation with Indigenous Peoples, as enshrined in the Declaration on the Rights of Indigenous Peoples Act. Budget 2024 also supports equitable opportunities for First Nations participation, partnerships and shared prosperity in projects within and across their respective territories in B.C., and in a wide range of sectors. This will facilitate First Nations path of self-determination in meaningful participation in economic opportunities. For more information, please refer to topic box Building an Inclusive Economy on page 62.

6 |	Budget and Fiscal Plan - 2024/25 to 2026/27

THREE YEAR FISCAL PLAN

Expense

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (core government) planned spending over the fiscal plan period is $78.5 billion in 2024/25, $79.7 billion in 2025/26, and $81.5 billion in 2026/27 as shown in Table 1.3 on page 26. This includes incremental expenses of $13.0 billion across the three-year fiscal plan for new priority investments and to support the growing demand for government programs and services, and funding for public sector wage increases. Government is investing in ways to make life better by helping people with costs, delivering more homes faster, strengthening services and building a stronger and cleaner economy. Funding decisions are underpinned by government’s commitment to continue working toward true and meaningful reconciliation by supporting opportunities for Indigenous Peoples to be full partners in the inclusive and sustainable province we are building together.

Easing the Pressures of Everyday Costs

Reducing costs for British Columbians remains a priority for government. While inflation has been easing over the last year, people continue to feel the effects of higher interest rates and higher prices for day-to-day goods and services. Government has been steadily increasing investments over the past several years to help people with everyday costs, including lowering the costs for child care, car insurance and health care premiums, and making more services free, such as transit for youth under 12 and prescription contraception. Through ChildCareBC, government is delivering on its commitment to expand $10-a-day child care and increase access to affordable, high-quality and inclusive child care. With more than 146,000 spaces made more affordable through fee reductions and the $10-a-day program, families are now saving up to $900 per month. The Affordable Child Care Benefit is also available to help low- to middle-income families with the cost of child care. New and enhanced supports such as the school foods programs, the Renter’s Tax Credit, expansions to the Climate Action Tax Credit and a permanent increase to the BC Family Benefit in 2023 are continuing to help people who need it most.

Budget 2024 builds upon this foundation by providing new targeted benefits for those struggling with cost of living pressures. For families, the government is introducing an additional BC Family Benefit Bonus for one year. Starting in July 2024, families currently receiving the BC Family Benefit will get a bonus on their regular monthly payments increasing the money families will receive by 25 per cent per child. The bonus will be in place until June 2025. It is estimated that up to 66,000 families who have never received the BC Family Benefit will also receive the regular benefit and the bonus. In total, approximately 340,000 families will benefit from the estimated $248 million investment. On average, eligible households are estimated to receive $445 more over the bonus period. A family of four, on average, will receive an annual benefit of $1,760, while the average annual total for a single-parent family is estimated at $2,790.

British Columbians will also benefit from the BC Electricity Affordability Credit that will help reduce electricity costs for residential, commercial and industrial customers starting April 2024. B.C. households will see, on average, approximately $100 in savings on their residential electricity bills over twelve months, depending on their power usage in 2023/24. Commercial and industrial customers will also benefit from reduced operating costs as they will also receive bill credits proportional to approximately 4.6 per cent of their electricity consumption. This is estimated to save British Columbians $370 million over the next year.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 7

THREE YEAR FISCAL PLAN

Small and growing businesses will also benefit from reduced Employer Health Tax (EHT) obligations through an increase to the exemption threshold. Government is doubling the exemption threshold from $500,000 to $1 million starting in the 2024 calendar year. Businesses with payrolls between $1 million and $1.5 million will continue to be partially exempt and will also see a decrease in tax obligations. An estimated 90 per cent of businesses will now be exempt from the EHT. The change is estimated to save businesses more than $100 million annually.

More details on tax credits are described in the tax chapter starting on page 65.

In addition to the new credits and tax measures, Budget 2024 provides targeted investments in the areas that matter most to British Columbians including housing, services, and a clean economy. Focused investments in these areas support government’s broader objectives to build a strong economy and make life more affordable so everyone can build a good life in B.C.

Delivering More Homes for People, Faster

Government continues to make progress on the Homes for People plan, launched last year. The plan was introduced as part of Budget 2023 which provided $4.2 billion in operating and capital funding in the first three years. The Province’s new housing plan will speed up delivery of new homes, increase the supply of middle-income housing, fight speculation and help those who need it the most. The plan includes a multi-pronged approach including:

•	introducing a new tax targeting home flipping activity to discourage short-term speculation that contributes to inflated housing costs;

•	allowing small-scale, multi-unit housing that people can afford, including townhomes, duplexes and triplexes through zoning changes and proactive partnerships;

•	offering forgivable loans for homeowners to build and rent secondary suites below market rates to increase affordable rental supply quickly;

•	streamlining permitting to reduce costs and speed up approvals to get homes built faster;

•	strengthening enforcement of short-term rental regulation;

•	providing an annual income-tested tax credit of up to $400 per year for renters, starting with the 2023 calendar year; and

•	launching BC Builds aimed at utilizing underused land, low-cost financing, and grants to deliver more homes for middle-income people and families.

Budget 2024 includes new tax measures as part of the Homes for People plan. To discourage investors from driving up prices, B.C. will be introducing a new tax targeting home flipping activity starting on January 1, 2025. This will be a tax on the profit made from selling a residential property within two years of buying it. Revenue from the tax will go directly to building homes in B.C., like the existing Speculation and Vacancy Tax. It is part of the B.C. government’s commitment to increase the housing supply and help stabilize the market through the Homes for People plan.

8 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

There are also new tax measures to raise exemption thresholds for property transfer tax for first-time home buyers and newly built homes to help lower costs for more people who are buying a home. These measures are estimated to save British Columbians over $100 million annually. Budget 2024 also introduces an exemption for new, eligible purpose-built rental buildings between January 1, 2025 and December 31, 2030, to help lower costs and encourage development of rentals. Collectively, these measures are designed to improve affordability and boost housing supply by prioritizing homes as living spaces, not as investments. More details on these measures are described in the tax section starting on page 65.

The Province is providing $116 million more funding over three years to support existing housing programs and services that provide continuity of service and offset growing operating costs. Incremental funding will also maintain over 500 temporary and permanent shelter spaces across the province, including ongoing shelter spaces in Kelowna, Williams Lake and Merritt.

Budget 2024 also provides $198 million over the next three years toward the new BC Builds program. This includes $150 million of operating funding and $48 million in capital funding. BC Builds will help speed up the development of new housing for middle-income households to own and rent with thousands of new homes starting development in the first three years. The program leverages and complements existing measures and commitments under the 2018 Homes for B.C. plan ($7 billion over 10 years) and the 2023 Homes for People plan ($12 billion over 10 years). Refer to the BC Builds topic box on page 10 for more details.

Strengthening Health Care and the Services People Rely On

A stronger B.C. for everyone means delivering and protecting the services people rely on, including supporting B.C.’s growing population. Government continues to make significant investments across critical services with nearly $8 billion in incremental funding to strengthen health care, K-12 education, justice and public safety and social supports for people who need care and assistance.

Table 1.2.1 Strengthening the Services People Rely On

($ millions)	2024/25	2025/26	2026/27	Total
Health and mental health services	1,624	1,770	2,613	6,007
K-12 Education enrolment growth	306	331	331	968
Justice and public safety services	130	132	136	398
Help for people who need care and support	204	190	190	585
Total	2,264	2,423	3,270	7,958

Tables may not sum due to rounding

Includes allocations funded from the Contingencies Vote

Budget and Fiscal Plan - 2024/25 to 2026/27	| 9

Three Year Fiscal Plan

BC Builds To Deliver More Rental Homes for People, Faster

Government is taking action to build and deliver more homes for people, faster. BC Builds is part of that work, leveraging underused land and lower-cost financing and grants to lower construction costs and speed up timelines to deliver more rental homes for people that they can afford.

For too many people, finding a home they can afford and building a good life is out of reach – even if they make a decent salary.

Global inflation, high interest rates, and the cost of land and construction have driven up costs, rents and, for too long, not enough middle-income housing has been built. Too many rental homes are out of reach for middle-income earners, often forcing people to spend 50 per cent or more of their household income on housing, pushing people out of communities and making labour shortages worse.

BC Builds uses lower government borrowing rates to offer lower-cost financing and bring down construction costs. It also works with local governments, landowners, home builders and housing operators to move projects from concept to construction within 12-18 months, compared to the current average of three to five years.

All BC Builds units will be income tested at move-in. For projects in partnership with non-profits and First Nations, 20 per cent of units must rent at 20 per cent below market rate. All remaining units will have a target of middle-income households spending no more than 30 per cent of their income on rent.

These homes will ensure that the people who keep B.C. communities thriving – like teachers, nurses and construction workers – can find homes they can afford in the communities they call home.

The BC Builds program is supported by a provincial commitment of $950 million and access to the Province’s $2 billion development financing borrowing program to increase affordability and deliver rental units at or below market rates. This is part of the Province’s  $19 billion housing commitment. Since 2017, government has nearly 78,000 homes that have been delivered or are underway throughout B.C. The Province will continue to do the work to lead the way in finding real, lasting solutions to the housing crisis, so people can build a good life and thrive.

10 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Building Capacity Across the Health Sector

Budget 2024 provides over $2 billion more across the fiscal plan to build capacity in the health care system. With an aging population and large segment of the workforce retiring in the next decade, the province needs newcomers to fill gaps in the labour market. More people are needed to meet current and future demand in the health sector. New funding provides additional supports across the full range of health services, including primary and acute care services, long-term care and assisted living services, home care, mental health/substance use care settings, and other service delivery organizations or agencies. These investments support meaningful health outcomes and quality health services for British Columbia’s population.

The COVID-19 pandemic showed government that it needs to be better prepared to respond to public health emergencies. B.C. continues to prioritize investments first put in place during the pandemic to support British Columbians with more than $3 billion over the fiscal plan to support ongoing costs for measures previously funded through time-limited pandemic contingencies and federal funding, such as the costs for COVID-19 and immunization/flu vaccines, personal protective equipment, lab testing and monitoring. It also includes ongoing funding to support rural and remote access to emergency care through ground and air ambulances and support increased staffing capacity and virtual services, particularly in historically underserved rural, remote and Indigenous communities. These investments will protect those who are most vulnerable and prepare the province for any future pandemics.

In-Vitro Fertilization

For people wanting to start a family, infertility and other barriers to parenthood can have a profound effect on their well-being and quality of life. To support people who need help on the path to parenthood, B.C. will immediately begin work to establish a program to help with the cost of in-vitro fertilization (IVF) services.

An expert clinical group will be constituted in 2024 to assist in the creation of publicly funded IVF services including age considerations, service delivery options, and care pathways to access the service throughout B.C. Starting April 1, 2025, B.C. will launch the new publicly funded IVF program to help with the costs of treatment and medication for a single cycle of treatment. The total funding set aside in Budget 2024 for these measures is $68 million.

The new publicly funded program will benefit hopeful parents in B.C. regardless of their relationship status, who they love and how much money they make by removing a barrier for people who may not otherwise be able to access fertility services.

Cancer Care

Through Budget 2024, government is investing $270 million more over the next three years to support B.C.’s 10-Year Cancer Action Plan. The plan was launched in the spring of 2023 with an initial $440 million investment to expand cancer-care teams and service hours, introduce revised pay structures to ensure B.C. is attractive and competitive for oncologists and cancer-care professionals, improve cancer screening programs, support cancer research, increase Indigenous patient support positions, and support patients who must travel for care from rural communities.

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Three Year Fiscal Plan

New funding will support the action plan with prevention and screening services such as HPV vaccines and cervical cancer screenings, hereditary cancer screening, and medical imaging strategies. New funding will also support improved collaboration, partnership and capacity for the cancer care workforce.

Government will also improve timely access to cancer treatments by expanding specialized cancer services, such as malignant hematology, immunotherapy, theranostics, and pediatric oncology services. This will deliver treatments that are difficult to access or currently unavailable in the province.

Home and Community Care Services for Seniors

Government is providing targeted supports of $354 million over three years in home and community care for seniors. Investments in home care improves seniors’ quality of life by enabling them to live safely in their own homes for longer. Home care investments also increase capacity in other parts of the health care system. These investments align with government’s commitment to provide health care when and where it is needed, and specifically considers the aging demographics of B.C.

Investments include $227 million for home health services to help seniors and people experiencing short- or long-term disability, to manage their health care needs and remain living at home. These services are provided by regulated professionals including nurses, occupational and physical therapists, and social workers. Home health services also include services delivered by community health workers who help clients with their activities of daily living, such as bathing, grooming, lifts and transfers, and nutrition.

There is also $127 million for community-based seniors services such as Better at Home, a program that supports seniors with day-to-day tasks such as such as grocery shopping, light housekeeping, minor home repairs, snow shovelling, and transportation to and from medical appointments.

In addition to significant operating investments across the health sector, capital investments of $13.0 billion are projected over the course of the next three years to continue to deliver the infrastructure needed to help strengthen the health care system. This includes funding to support the construction of hospitals throughout the province; new long-term care facilities with construction approved in Abbotsford, Richmond and Nanaimo among others; and more acute and cancer care facilities. More detailed information on health care capital investments can be found starting on page 39.

Mental Health and Addictions

Budget 2023 provided significant new investments to support the roll out of a new model of care that supports individuals dealing with addiction throughout their entire recovery journey. This model provides the full spectrum of care services ranging from withdrawal management to treatment, recovery and aftercare. Budget 2023 also expanded funding for harm reduction initiatives, prescription alternatives and crisis response teams to help save lives and respond to the toxic drug crisis.

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Three Year Fiscal Plan

Budget 2024 invests $215 million over three years to sustain addictions treatment and recovery programs currently operating or being implemented. This funding includes:

•	$117 million to continue funding over 2,200 community mental health and substance use treatment beds at over 300 health authority and community care facilities;

•	$49 million to support existing harm reduction initiatives at 49 overdose prevention sites throughout the province, drug checking, and naloxone kit distribution;

•	$39 million to provide continued funding for existing Peer-Assisted Care Teams and Mobile Integrated Crisis Response Teams; and,

•	$10 million to support ongoing policy development and implementation for treatment and recovery programs.

In addition to operating funding investments, the capital plan includes funding to support treatment and recovery beds. This includes work on expanding the Red Fish Healing model.

Table 1.2.2 Building Capacity Across the Health Sector

($ millions)	2024/25	2025/26	2026/27	Total
Health services including post-pandemic measures	1,419	1,429	2,253	5,100
In-vitro fertilization	-	34	34	68
Cancer care	90	90	90	270
Home and community care services for seniors	45	146	163	354
Mental health, addictions and treatment services	70	71	73	215
Total	1,624	1,770	2,613	6,007

Table may not sum due to rounding.

Includes allocations funded from the Contingencies Vote

Chart 1.1.1 Investing In Health and Mental Health Care*

 *Chart represents operating funding for the Ministry of Health and Ministry of Mental Health and Addictions

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Three Year Fiscal Plan

K-12 Enrolment Growth

In 2023, B.C. saw its highest population growth in 30 years. This has led to an increase of 13,000 more students enrolled in B.C. schools in September 2023 compared to the previous year. To support the growing number of students, Budget 2024 invests $968 million in new funding over three years, including providing more teachers and support staff in the classrooms.

This funding includes $651 million for public school enrolment growth and $62 million for independent school education costs. There is also $255 million provided over three years to increase funding for the Classroom Enhancement Fund. This fund supports the hiring of additional teachers, including special education teachers, teacher psychologists, and counsellors.

Total annual operating funding for K-12 education is a record $8.7 billion in 2024/25. Additionally, the Province’s capital plan includes a record $4.2 billion over the next three years to build, renovate, and seismically upgrade schools and playgrounds throughout B.C. Details on the education capital investments are on page 37.

Justice and Public Safety

Budget 2024 invests in keeping people safe and communities strong by providing $398 million over three years to support various justice and public safety programs. New investments better support families with access to the justice system by expanding the early resolution model and legal aid services. The early resolution model helps divert family law cases to mediation to improve timely resolution and helps reduce the number of family law cases that proceed to court. Funding for legal aid services will help establish a new family law clinic dedicated to clients experiencing family violence and expand access to legal aid services to help more individuals and families build safer lives.

There is also more funding to support important public safety programs, such as:

•	the Nanaimo Correctional Centre, a new modern facility set to open in 2024, to replace the existing outdated correctional centre and increase capacity with a 12-room unit for women, include culturally responsive programming, accommodate remand inmates closer to their courts of origin located on mid and north Vancouver Island, and enhance the Guthrie Therapeutic Community that has been proven to reduce reoffending;

•	the BC Coroners Services, to help deliver more timely Coroner’s reports, inquests, investigations and address increasing operating costs;

•	the Police Services Branch, including funding to support negotiated wage mandate increases for RCMP civilian staff and to fund dispatch services provided by E-Comm to provincial policing jurisdictions on South Vancouver Island; and

•	RoadSafetyBC programs, including permanent funding for the daily administration of 140 red light cameras throughout B.C., including 35 cameras that provide speed enforcement at high-crash intersections to further the Province’s goal of zero traffic fatalities.

14 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Government is also providing funding for compensation related increases for Provincial Court judges and judicial justices as recommended by the independent Judicial Compensation Commission, as well as Supreme Court masters and registrars, and Crown counsel. Budget 2024 also supports safer communities by supporting various justice and public safety initiatives and programs including the Intimate Images Protection Act, anti-racism initiatives, establishment of Independent Gambling Control Office, Public Guardian and Trustee, BC Corrections, courts services and operations, and legal services.

Table 1.2.3 Justice and Public Safety Investments

($ millions)	2024/25	2025/26	2026/27	Total
Early resolution model	4	6	6	15
Legal aid services	8	10	11	29
Nanaimo Correctional Centre	25	23	23	71
BC Coroners Service	6	6	7	19
Police services	7	7	7	21
RoadSafetyBC	7	6	6	19
Provincial Court judges and judicial justices	14	14	14	42
Supreme Court masters, registrars and Crown counsel	40	40	40	120
Other justice and public safety initiatives	19	21	22	62
Total	130	132	136	398

Tables may not sum due to rounding

Help for People Who Need Care and Support

Children and Youth in Care and Alternatives to Care

The Province is committed to ensuring children and youth whose parents are unable to care for them receive the services and support they need. Budget 2024 provides $114 million over three years to support children in government care or who are placed in alternative care (or out-of-care) arrangements with a family member or someone with an established relationship or cultural connection.

Work is also underway to improve front-line support and oversight, and information management within the child welfare system. This includes up to 72 new child welfare and oversight staff including increasing the number of roots workers from 14 to 25 staff. Roots workers support Indigenous children and youth living in both in-care and out-of-care homes with meaningful family and cultural connections and cultural planning, such as tracing of family lineages, identifying contacts with family and community, and reconnecting with the child’s Indigenous community. This helps build a strong foundation based on cultural, spiritual, mental and emotional traditional teachings, while supporting and encouraging connections with their family, extended family and Indigenous community. This supports the well-being of all children and youth in British Columbia to live in safe, healthy and nurturing families, and to be strongly connected to their communities and culture.

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Three Year Fiscal Plan

Budget 2024 also includes $10 million over three years to provide stable, ongoing funding for the Director’s Legal Counsel and Indigenous Child and Family Service Agencies Secretariat. These services support children in care and include addressing the overrepresentation of Indigenous children in care and work to improve the well-being of Indigenous children, youth, families, and communities.

Supporting Children and Youth with Support Needs

Government continues to work with families and advocates to build supports for children with various support needs. Budget 2024 provides $26 million more over the fiscal plan to support more children and youth with an autism diagnosis, as well as families accessing medical benefits for children and youth with severe disability or complex health care needs. Autism funding helps pay for eligible services or supports that promote skill development for children with autism. New funding will support over 2,800 more children in accessing supports, bringing the estimated total in 2024/25 to nearly 28,000 children and youth. Autism funding supports children under age six with reimbursement up to $22,000 per year in services, and youth aged 6-18 with reimbursements up to $6,000 per year.

Medical benefits assists families and caregivers with the extraordinary costs of caring for a child or youth with severe disabilities or complex needs, especially through the provision of medical supplies and equipment to children with acute medical needs. New funding will support expected growth in demand for the program.

The Province is also providing new funding to better support children with dyslexia and related learning differences in the K-12 school system. Budget 2024 provides $30 million over three years to support early literacy screening for kindergarten to Grade 3 students, provide additional intervention and outreach programs for kindergarten to Grade 12 students, and better equip teachers and support staff in public and independent schools through professional development. The funding support schools in delivering early literacy screening for over 150,000 students, and provide interventions to over 9,000 students annually, as required when fully implemented. This will better support students with learning differences to develop their individual potential and achieve better learning outcomes.

Income and Disability Assistance

There are approximately 235,000 people who receive income, disability and supplementary assistance. Supplementary assistance includes the Senior’s Supplement, the Bus Pass and Transportation Supplement for persons with disabilities, and other supports such as the crisis supplement, counselling, school start-up, and other health supplements for dental, diet, and medical equipment and supplies. Budget 2024 provides $300 million more across the plan to support anticipated demand for these supports.

16 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Community Living BC

Community Living BC provides supports and services to adults with developmental disabilities, as well as individuals who have a diagnosis of Autism Spectrum Disorder or Fetal Alcohol Spectrum Disorder and who need support managing daily activities. Budget 2024 provides additional funding of $105 million over three years to support growth in demand for clients served by Community Living BC.

Table 1.2.4 Help for People Who Need Care and Support

($ millions)	2024/25	2025/26	2026/27	Total
Children and youth in care & alternatives to care	41	41	41	124
Supporting children and youth with support needs	28	14	14	56
Income and disability assistance clients	100	100	100	300
Community Living BC	35	35	35	105
Total	204	190	190	585

Tables may not sum due to rounding

Building a Stronger, Cleaner Economy that Works Better for People

British Columbia has a strong economy, a beautiful natural environment, abundant natural resources and a highly skilled and talented workforce who drive the economy forward. The Province continues to leverage B.C.’s strengths by making investments and implementing measures to support inclusive growth. For example, investments in affordable and accessible child care have led to an increase in women’s employment in B.C., while the Province’s Future Ready Action Plan helps to break down barriers so more people can get the training and supports they need to move into in-demand careers. This includes providing Future Skills Grants that are helping people 19 years and older access high-quality and relevant training opportunities.

Budget 2024 provides $228 million over three years to sustain Future Ready initiatives implemented through Budget 2023, including the doubling of student loan maximums and reducing student repayment obligations. These measures will help employers recruit and access the talent they need to grow their businesses and support their local economies.

Through Budget 2024, government is also providing new investments to protect British Columbians from the effects of climate change and build a stronger, cleaner economy that works for everyone. Over $1.3 billion in new funding measures will help mitigate and better respond to the impacts of climate emergencies, invest in a cleaner and greener economy, and maintain and improve access to communities through road, transit and community infrastructure investments. Some of these investments will begin in 2023/24 and are in addition to funding provided through Budget 2023.

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Three Year Fiscal Plan

Responding to Climate Emergencies

B.C. has experienced the impacts of climate change through increasingly frequent and severe climate-related emergencies, from record flooding in November 2021 to unsurpassed drought and wildfires in 2023. B.C.’s response to emergency events has historically been led by Emergency Management BC, which has now transitioned to a dedicated Ministry of Emergency Management and Climate Readiness. Government is investing $252 million more over four years starting in 2023/24 to bolster the province’s capacity to prepare for and respond to future climate emergencies. This includes $18 million over the fiscal plan to support year-round delivery of government response and recovery programs, such as supporting provincial and regional operations centres and better coordinating vital communications that alert residents to imminent hazards and evacuation orders. As well, Budget 2024 will broaden support for evacuees by funding specially-trained Service BC call centre agents who provide virtual navigation for accessing information and emergency services. Other new Service BC staff can be deployed directly to impacted communities to facilitate critical emergency services, such as emergency funding distribution and on-site replacement of official documents.

It also includes $234 million of new funding over two years for priority infrastructure projects and programming to decrease flood risks in the Lower Mainland and improve the Province’s ability to manage water resources, especially during times of water scarcity, including:

•	$77 million in 2023/24 to upgrade the Barrowtown pump station in Abbotsford, which was critical in responding to the November 2021 flooding in the Sumas Prairie. This investment will accelerate facility improvements to reduce the severity of flood risk in the future;

•	$83 million in 2023/24 to increase funding for the Agriculture Water Infrastructure Program. This program supports the agriculture industry and communities to effectively manage, collect, transport and store water for agriculture and irrigation purposes. Improved agricultural water management is critical during times of drought to ensure human and livestock food sources are secure;

•	$50 million in 2024/25 for the purchase and installation of water metering in select communities to enable them to better conserve water by identifying leaks, establishing appropriate rates, and educating users on their actual water use;

•	$14 million in 2023/24 to help replace the 50-year old Cowichan Lake weir. A higher weir will enable more water to be stored in Cowichan Lake, an important source of drinking water, and better manage water flows to support improved fish habitat in the Cowichan River. This project will be completed in partnership with the Cowichan Tribes; and

•	$10 million in 2024/25 to increase the water storage capacity and better sustain the required environmental water flow of Saint Mary Lake on Salt Spring Island by raising the dam height.

18 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Enhanced Wildfire Management

Following B.C.’s record wildfire season in 2023, government is investing $154 million more in operating funding and $21 million in capital funding over the next three years to support additional wildfire response, recovery and infrastructure resources. While statutory funding to respond to wildfires remains available no matter the cost of a wildfire season, government is increasing the budget for year-round wildfire response and recovery activities. This approach recognizes the cost of fighting wildfires and rehabilitating the landscape is on the rise and should be planned for where possible. Incremental capital and operating funding includes:

•	$56 million for aviation preparedness and response through increased contract funding for helicopter and air tanker services;

•	$60 million for the Forest Enhancement Society of BC to continue industry and community focused wildfire risk reduction and fuel management;

•	$38 million to support stable, year-round resourcing including fire crew leaders and front-line staff that provide structure protection, prevention and risk reduction, and wildfire land-based recovery; and

•	$21 million in capital funding for a new Prince George equipment depot.

CleanBC and Advancing the Clean Economy

The Province’s climate plan – the CleanBC Roadmap to 2030 – prioritizes investments to accelerate the development and adoption of low-emissions technologies and supports sustainable jobs for people in the clean economy. Budget 2024 reaffirms government’s commitment to this plan through $318 million over the fiscal plan period in new operating funding to continue CleanBC grant and rebate programs for clean transportation, energy efficient buildings and communities, and support the development and implementation of regulatory measures to continue the transition to a low-carbon economy. To bolster this investment, an additional $93 million in 2023/24 will provide a further $20 million for active transportation grants to communities, $40 million for additional heat pump rebates for low- and middle-income households, $30 million to continue the implementation of electric vehicle public charging infrastructure across the Province, and $3 million to increase youth involvement in climate action initiatives.

Further, Budget 2024 confirms government’s Budget 2023 commitment to directing revenue from the $15 per tonne carbon tax increases to relief for British Columbians through enhancements to the climate action tax credit. Individuals and families currently receiving the tax credit will see their climate action tax credit payments increase in 2024, another action to help make life more affordable (see page 75 for a topic box on carbon tax).

These investments are in addition to incremental capital funding provided in Budget 2024 over the next three years, including $50 million in Active Transportation infrastructure and $27 million to enable more school districts to buy electric school buses.

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Three Year Fiscal Plan

Critical Minerals

Government recently announced the first phase of a made-in-B.C. Critical Mineral Strategy to build a clean economy and support sustainable jobs for people by expanding the critical minerals sector in alignment with the Declaration on the Rights of Indigenous Peoples Act. The strategy was supported with $6 million over three years provided in Budget 2023 to conduct geoscience, economic analysis and engagement, including establishing a Critical Minerals Advisory Committee. Budget 2024 adds to this investment with $24 million in new funding over three years to ensure adequate resources for regional and major mines permitting and support Mineral Tenure Act reform in collaboration with First Nations, and engaging with industry and communities.

Safe Access to First Nations Communities

As part of Budget 2023, government provided $12 million annually in new funds to improve the maintenance of forest service roads around the Province. Budget 2024 is adding nearly $24 million more operating funding over four years (starting in 2023/24) to target further maintenance enhancements for key forest service roads that serve as primary community access routes for remote First Nations, improving road safety and reliability. This includes capacity funding of $12 million for First Nations to acquire equipment and secure training to provide opportunities to perform contracted maintenance work. There is also an additional $8 million over three years in capital funding to support road widening and infrastructure upgrades on the forest service roads to improve their drivability.

Critical Transportation Networks and Community Infrastructure

Investments in community infrastructure and critical transportation networks support the movement of goods and people, and help lower greenhouse gas emissions to support a clean and growing economy.

The Province is investing more than $15 billion in capital investments over the next three years to deliver the transit and transportation infrastructure to ensure British Columbians can move throughout the province. This includes funding to continue major Highway 1 projects through the Fraser Valley and from Kamloops to the Alberta border, and major infrastructure projects like the Fraser River Tunnel project. More information on transportation infrastructure investments can be found starting on page 41.

Government remains committed to investing in transit. Budget 2024 provides capital funding to continue and complete transit projects in the Metro Vancouver region, including the Broadway Subway and Surrey Langley SkyTrain. Budget 2024 also provides $248 million in capital funding over three years to BC Transit for expanded infrastructure outside the Lower Mainland to house additional buses, for new zero-emissions buses, and to increase the capacity of depots and passenger facilities. A $28 million operating funding investment over three years to expand BC Transit services will support an increase in service of 14.5 per cent or 358,000 hours, by 2027/28 in priority communities. Government will continue to work with partners to address the transit needs of a growing population.

20 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

A further $26 million in operating funds over the fiscal plan will support BC Transit base operations and inflationary pressures. Investing in the efficient operation of the province’s transit system supports CleanBC greenhouse gas reduction targets, the alleviation of traffic congestion, and ensures transit continues to be a reliable, safe and affordable service for British Columbians.

Budget 2024 also provides $207 million over the fiscal plan for critical road and bridge maintenance on provincial highways, including 47,000 kilometers of roads and more than 3,000 bridges. Contracted services include road resurfacing and pavement marking, highway electrical maintenance, snow removal and response to emergency events, which are all critical to the safety of the travelling public, and to ensure the flow of commercial traffic across major road networks.

Government is providing $67 million over four years as part of Budget 2024 to support the operation of contracted inland ferry services. Inland ferry routes are free services connecting many rural and remote communities to the Provincial highway system, including First Nations communities, and ensure access to school, work, medical appointments and basic goods. Additional funding of $23 million over three years will support contracted services with BC Ferries, for expected growth in student, senior, medical travel and accessibility fare discounts. The funding will also help to address the rising cost of fuel and mechanical maintenance costs for contractors who operate ferry services on unregulated routes.

To support economic growth and development, the Province continues to invest by providing $250 million over five years to support the 21 local governments that make up the Northwest BC Resource Benefits Alliance. These communities are primarily rural, remote, with small populations but are relied upon to support an influx of new industry and workers. Funding will be used to support planning and construction of municipal infrastructure, such as roads, water, sewer and other community facilities needed to support new industrial development and create liveable communities for their workforce.

Table 1.2.5 Stronger and Cleaner Economy

($ millions)	2023/24	2024/25	2025/26	2026/27	Total
Responding to Climate Emergencies	174	114	59	59	405
CleanBC and Advancing the Clean Economy	93	87	117	137	435
Safer Access to First Nations Communities	12	4	4	4	24
Critical Transportation Networks and Community Infrastructure	10	155	155	155	474
Total	289	359	335	354	1,338

Note: Table may not sum due to rounding

Includes allocations funded from the Contingencies Vote

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Three Year Fiscal Plan

Climate Resiliency and the Premier’s Expert Task Force on Emergencies

Climate-related emergencies are impacting the Province at an unprecedented rate. In recent years, the Province has experienced an increased frequency of severe weather events including extreme heat and cold, extended wildfire seasons, severe flooding and prolonged drought. These emergencies have caused significant impacts to people, communities - including First Nations communities, and infrastructure. They have impacted the lives of individuals and families across the Province – with thousands put on alert to leave at a moment’s notice, thousands ordered to evacuate their homes, and some losing their homes. Infrastructure and landscape impacts included the catastrophic destruction of roads and bridges, the loss of forest lands, and impacts on agricultural crops, rangeland and livestock. The most extreme examples include the 2021 wildfire destroying the Village of Lytton, and the catastrophic slides and washouts on the Coquihalla highway, and the severe flooding of Abbotsford, Merritt and Princeton all caused by the extreme rainfall during November 2021’s atmospheric river event.

Such disruptive events, while severely impacting our physical infrastructure and landscapes, disproportionately affect vulnerable populations. Low-income individuals and families, those unhoused or in vulnerable housing situations, or those with compromised health, mobility and mental health conditions, and many living in remote First Nations communities, often lack access to safe, secure spaces with adequate heating or cooling during extreme weather conditions.

•	Following on the heat dome, Government launched the BC Heat Alert and Response system to ensure British Columbians have the tools they need to stay safe in heat events – the Alert system is already used for tsunami, wildfire and flood warnings. It ensures the Province and local authorities take appropriate actions – like establishing cooling centres as temperatures rise - based on individual heat plans and processes. In addition, in June 2023 the Province provided $10 million for BC Hydro to supply approximately 8,000 free, air-conditioning units through its Energy Conservation Assistance Program to low income households. Further, more than $52 million was provided to support long-term care facilities to install or upgrade heating, ventilation, and air-conditioning (HVAC) systems.

•	With the remarkable collaboration of BC roadbuilders, the heavy construction industry and Provincial highways employees, the Coquihalla highway was made passable to commercial traffic 35 days after the 2021 atmospheric river event. Further investment in highway improvements was provided in Budget 2022 with the $300 million (over 10 years) climate adaptation and resiliency program to help the Ministry of Transportation and Infrastructure reduce the risk and extent of future road and bridge impacts in extreme weather conditions.

Restructuring for Increased Preparedness and Response

The climate experiences of recent years have highlighted the importance of preparing for climate emergencies and establishing more responsive climate adaptation systems and services.

In Budget 2023, the Province established the Ministry of Emergency Management and Climate Readiness (EMCR), and committed $85 million over three years to increase emergency management capacity in the province and provide for new investments in disaster risk assessment, preparedness and mitigation. This funding supports enhanced cross-ministry coordination, including working collaboratively with local governments and First Nations to make communities more resilient to climate and disaster risks.

22 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

In October 2023, the Premier’s Expert Task Force on Emergencies (“the Task Force”) was established to help inform how the Province can apply lessons learned from recent emergencies to better prepare for and respond to future emergencies. The Task Force, comprised of experts in wildfire and emergency management, is providing feedback and recommendations to the Province in real-time and on an ongoing basis, with a focus on actions that can be taken in advance of the 2024 season.

The Task Force is focused on actions that contribute to expanding wildfire predictive technologies, incorporating local resources in wildfire response, expanding wildfire prevention programs, strengthening community participation in FireSmart BC, enhancing the delivery of emergency support services, and improving awareness around evacuation orders and alerts.

As the Province prepares for the upcoming wildfire season, the Ministry of Forests and Ministry of Emergency Management and Climate Readiness are actively engaging with Task Force members, as well as First Nations, local governments, key industries and other partners, to incorporate feedback into preparedness and response planning. While this work is happening in real time, recommendations from the Task Force and informed by partners will be published in Spring 2024.

In November 2023, a comprehensive and progressive emergency management framework was established when the Emergency and Disaster Management Act was brought into force. The new legislation incorporates lessons learned from recent emergencies, reflects modern world realities including global pandemics, security threats and climate change, and shifts from focusing on emergency response to the four phases of emergency management: mitigation, preparation, response, and recovery. The new Act is informed by extensive engagement and over 200 written submissions from the public, communities, business, non-profit and volunteer organizations, and emergency management practitioners, was developed in consultation and cooperation with First Nations, and is an important step in aligning B.C.’s approach to emergency management with the UN Declaration on the Rights of Indigenous Peoples.

To support implementation of the Act, the Province announced on December 15, 2023 an investment of $18 million for communities to consult and collaborate in advance of emergency events. The funds are intended to support relationship-building across jurisdictions through consultation and co-operation with Indigenous governing bodies, and ensure the incorporation of Indigenous knowledge and cultural safety across emergency management practices among other objectives.

New Investments for Budget 2024

Budget 2024 is making further investments to address climate change and emergency management capacity including adding over $400 million for CleanBC programs over four years and $77 million in capital investments to support clean transportation (see page 19 for details of these investments). As well, $252 million in new emergency management investments along with new funding for wildfire preparedness of $154 million in operating funding and $21 million funding in capital, together will contribute to improved Provincial responsiveness and will address community resiliency (further details provided starting on page 18). Budget 2024 will also support Task Force implementation actions, once determined, through general Contingencies allocations. These investments build on previous climate change and emergency preparedness commitments featured in recent, successive budgets that better protect B.C. communities for the future.

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Three Year Fiscal Plan

BC Public Service

Full-time equivalent (FTE) staff utilization in core government ministries is projected to increase from a forecast of 36,800 in 2023/24 to 37,300 in 2024/25, an increase of 500 FTEs. This projection is expected to be stable for the three years of the fiscal plan (see Appendix A13). The anticipated FTE growth is due to newly approved resources as part of Budget 2024, including resources to support fire management, public safety and CleanBC initiatives. There are also new FTEs to support BC Builds, digital building permit tool, new conservation officers, an Independent Gambling Control Office, and increased frontline and oversight staff for child protection, and to address growing demand for government services.

BC Public Sector Compensation

As of April 2023, there are just over 520,000 people working across the provincial public sector, including the core Public Service, Crown corporations, health, community social services, K-12 public education, post-secondary institutions, and research universities. Of those people, approximately 404,000 are unionized employees paid under collective agreements or professionals paid through negotiated compensation agreements.

The 2022 Shared Recovery Mandate applies to all public sector employers with unionized employees whose collective agreements expired on or after December 31, 2021. The mandate supports government’s priorities to protect the services people in British Columbia depend on and improve health care by providing fair and reasonable compensation including significant inflation protection to B.C.’s unionized employees working across the public sector. The mandate helps government prepare for future needs and challenges, as well as ensuring there are resources to continue to invest in building a stronger economic province for everyone.

The 2024/25 fiscal year marks the third and final year of the mandate which provided the Province’s public sector workers with an average of 13.75 per cent in combined general wage increases and cost-of-living adjustments (COLA) over the three-year term. Year 1 of the mandate provided a greater percentage increase for lower paid workers hardest hit by the challenges of affordability. The COLA increases provided protection of up to 1.25 per cent in Year 2 and 1 per cent in Year 3 to account for the impacts of inflation. These amounts are earmarked within the Contingencies vote until costs become more certain. Budget 2024 reallocates $7.4 billion from contingencies to permanent base funding to reflect known compensation costs for the delivery of public services. The government and provincial public sector employers spend about $43.8 billion annually on total compensation.

Spending Recovered from Third Parties

Over the three-year fiscal plan period, government is expected to incur $16.8 billion in program spending which will be recovered from third parties.

A total of $7.5 billion of programs will be delivered with funding from the federal government, such as the Canada-Wide Early Learning and Child Care Agreement, the Labour Market Development Agreement, the Canada Job Grant, public transit, health, and other social programs.

An estimated $3.6 billion in interest payments will be recovered from commercial Crown corporations through the fiscal agency loan program and from sinking-fund investment returns.

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$5.7 billion in government spending is supported by various recovery sources, primarily other jurisdictions, other levels of government, agencies, and fees and licenses. Expenses that relate to these recoveries include health care, PharmaCare, transportation projects, and grants to various organizations in the community, and employee health benefits costs collected from participating government agencies.

Program spending from recoveries have no net impact to the government’s fiscal plan as these expenses are offset by the related recoveries which are reported as revenue.

Transfers to Service Delivery Agencies

Approximately 67 per cent of ministry spending takes the form of transfers (both operating and capital funding) to service delivery agencies for the provision of services on behalf of government. These transfers will total $149 billion over the three-year fiscal plan period and will support education, health care, social services, housing, and transportation programs delivered by the agencies. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority.

Service Delivery Agency Spending

Service delivery agency spending is projected to increase from $51.2 billion in 2023/24 to $56.2 billion by 2026/27, an increase of $5.0 billion. Agencies actual spending may vary as they may be allocated additional funding during the year from ministries or from Contingencies.

School district spending is projected to increase from $8.66 billion in 2023/24 to $9.17 billion in 2026/27, an increase of $512 million, primarily to support growth in public school enrolment and classroom enhancement by hiring additional teachers and support staff, and fund public school wage lifts.

Post-secondary institution spending is projected to rise from $8.39 billion in 2023/24 to $9.23 billion by 2026/27, an increase of $845 million. The spending increase is primarily due to higher staffing requirements for a growing student base and related operating costs.

Health authority and hospital society spending is projected to increase from $25.5 billion in 2023/24 to $28.1 billion in 2026/27, an increase of $2.6 billion over the fiscal plan period. This spending includes funding for negotiated salaries, initiatives outlined in federal agreements, and increasing staffing and operating costs incurred to meet the projected volume and service growth in health-care services delivered by these organizations.

Projected spending by other service delivery agencies is expected to increase from $8.6 billion in 2023/24 to $9.7 billion in 2026/27, an increase of $1.1 billion. This increase is primarily due to higher spending by the BC Transportation Financing Authority and the BC Housing Management Commission to support services in transportation, social services, and housing sectors.

For a presentation of the government’s consolidated spending in various sectors, please see Table A11 Expense by Function on page 150. The expense-by-function table combines the spending by ministries and service delivery agencies in sectors such as health, education, social services, and transportation.

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Table 1.3 Expense by Ministry, Program and Agency

($millions)	Updated Forecast 2023/24 [1]	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Office of the Premier	16	17	17	17
Agriculture and Food	136	130	130	130
Attorney General	849	877	878	880
Children and Family Development	1,912	2,121	2,117	2,117
Citizens' Services	683	705	702	702
Education and Child Care	8,874	9,615	9,667	9,667
Emergency Management and Climate Readiness	505	116	125	125
Energy, Mines and Low Carbon Innovation	142	141	141	139
Environment and Climate Change Strategy	266	244	244	244
Finance	1,697	1,670	1,523	1,472
Forests	1,727	851	871	888
Health	28,674	32,857	33,752	34,594
Housing	897	1,046	1,087	1,087
Indigenous Relations and Reconciliation	177	160	163	175
Jobs, Economic Development and Innovation	113	116	116	116
Labour	21	25	25	25
Mental Health and Addictions	27	41	41	41
Municipal Affairs	269	288	290	290
Post-Secondary Education and Future Skills	2,769	3,371	3,414	3,414
Public Safety and Solicitor General	1,028	1,084	1,086	1,088
Social Development and Poverty Reduction	4,745	5,176	5,241	5,241
Tourism, Arts, Culture and Sport	182	187	187	187
Transportation and Infrastructure	1,020	1,136	1,141	1,148
Water, Land and Resource Stewardship	206	214	214	214
Total ministries and Office of the Premier	56,935	62,188	63,172	64,001
Management of public funds and debt	1,586	1,976	2,471	3,021
Contingencies - General and CleanBC	4,500	3,885	2,020	1,730
Pandemic Recovery Contingencies	1,000	–	–	–
Priority spending initiatives and caseload pressures	–	–	1,000	2,000
Funding for capital expenditures	3,853	6,665	7,218	6,749
Refundable tax credit transfers	2,941	3,492	3,656	3,753
Legislative Assembly and other appropriations	216	313	219	224
Total appropriations	71,031	78,519	79,756	81,478
Elimination of transactions between appropriations [2]	(35)	(32)	(27)	(25)
Prior year liability adjustments	(14)	–	–	–
Consolidated revenue fund expense	70,982	78,487	79,729	81,453
Expenses recovered from external entities	5,298	5,841	5,786	5,147
Funding provided to service delivery agencies	(44,199)	(48,863)	(49,890)	(50,088)
Total direct program spending	32,081	35,465	35,625	36,512
Service delivery agency expense[3]
School districts	8,657	9,111	9,150	9,169
Universities	6,637	6,906	7,111	7,308
Colleges and institutes	1,749	1,816	1,868	1,924
Health authorities and hospital societies	25,525	26,639	27,337	28,064
Other service delivery agencies	8,585	9,497	9,520	9,719
Total service delivery agency expense	51,153	53,969	54,986	56,184
Total expense	83,234	89,434	90,611	92,696

[1]	Restated to reflect government's current organization and accounting policies.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.
[3]	The 2023/24 spending for service delivery agencies includes funding that was provided during the year from ministries' budget and contingencies. Similarly, spending forecasts for 2024/25 and future years may also be revised as ministry funding amounts are updated in-year.

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Table 1.4 Revenue by Source

($millions)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Taxation revenue
Personal income	16,442	16,638	17,484	18,328
Corporate income	6,085	8,236	5,986	6,938
Employer health	2,773	2,803	2,946	3,068
Sales	10,362	10,762	11,254	11,763
Fuel	1,030	1,020	1,014	992
Carbon	2,650	2,565	3,028	3,503
Tobacco	510	510	510	510
Property	3,592	3,779	4,020	4,231
Property transfer	1,950	2,055	2,264	2,424
Insurance premium and other	825	846	888	898
	46,219	49,214	49,394	52,655
Natural resource revenue
Natural gas royalties	684	754	1,071	1,428
Forests	691	689	740	789
Other natural resources [1]	1,640	1,707	1,621	1,552
	3,015	3,150	3,432	3,769
Other revenue
Post-secondary education fees [2]	2,837	2,937	3,039	3,135
Other fees and licences [3]	2,525	2,531	2,412	2,435
Investment earnings	1,335	1,424	1,439	1,498
Miscellaneous [4]	4,154	4,508	4,492	4,448
	10,851	11,400	11,382	11,516
Contributions from the federal government
Health and social transfers	9,386	9,475	9,861	10,293
Other federal government contributions [5]	4,642	4,971	5,028	4,381
	14,028	14,446	14,889	14,674
Commercial Crown corporation net income
BC Hydro [6]	314	712	712	712
Liquor Distribution Branch	1,150	1,090	1,093	1,101
BC Lottery Corporation [7]	1,416	1,323	1,336	1,377
ICBC	140	-	400	400
Other [8]	187	188	200	204
	3,207	3,313	3,741	3,794
Total revenue	77,320	81,523	82,838	86,408

[1]	Columbia River Treaty, Crown land tenures, other energy and minerals, water rental, and other resources.
[2]	The forecast does not incorporate potential impacts of the Federal Government's recently announced cap on international students.
[3]	Health-care related, motor vehicle, and other fees.
[4]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[5]	Includes contributions for health, education, community development, housing and social service programs, transportation projects, and payments under the Disaster Financial Assistance Arrangements.
[6]	Net income forecast for 2023/24 includes the $340 million cost of the BC Electricity Affordability Credit. Total cost of the credit is $370 million, which includes the cost for non-BC Hydro customers.
[7]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.)
[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and other agencies' self-supported subsidiaries.

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Revenue

Total revenue is expected to increase 5.4 per cent in 2024/25, followed by an increase of 1.6 per cent in 2025/26 and 4.3 per cent in 2026/27. Taxation revenues incorporate the estimated impact of revenue measures detailed in Part 2: Tax Measures. The forecast also reflects increasing natural resource revenues over the three-year fiscal plan mainly due to the inclusion of projected increased natural gas royalties related to the production requirements of liquefied natural gas (LNG) in the last two years of the plan and rising commodity prices. Over the fiscal plan period, revenue increases in taxation, natural resources, commercial Crown corporations, contributions from the federal government, and other sources.

Chart 1.2 Revenue Forecast

Taxation revenue is projected to increase in 2024/25 as the impacts of growing population, economic growth, and improved federal government forecast of national corporate taxable income are partly offset by the effect of one-time revenues in 2023/24 that are assumed to not carry forward and assumed lower carbon tax revenues. Effective April 1, 2024, the carbon tax revenue forecast includes the implementation of B.C.’s output-based pricing system, under which the large regulated industrial operations will pay for emissions that exceed performance-based emissions limits and transition out of paying the carbon tax. Taxation revenue is forecast to average 3.4 per cent annual growth over the last two years of the fiscal plan, supported by nominal GDP growth. The forecast incorporates the increase in carbon tax revenue from annual carbon tax rate increases of $15 per tonne of CO2 equivalent emissions, beginning April 1, 2023. The rates will align with federal carbon pricing backstop rates.

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Natural resource revenue is forecast to increase by 4.5 per cent in 2024/25 as higher revenues from natural gas royalties, mining, electricity sales under the Columbia River Treaty, bonus bids and rents on drilling licences and leases are partly offset by decreased revenue from forest and water rentals. Revenue is expected to increase on average over the next two years by 9.4 per cent mainly reflecting the effects of an assumed gradual rise in lumber and natural gas prices, commencement of LNG activity, and flat forest harvest volumes, partly offset by lower revenues from electricity sales under the Columbia River Treaty and mining.

Other revenue consists of fees, licences, investment earnings and other miscellaneous sources, incorporating estimates provided by ministries and taxpayer-supported agencies. Over the next three years, these revenues are projected to average 2 per cent annual growth.

Table 1.5.1 Comparison of Major Factors Underlying Revenue

Calendar Year	February 22, 2024				February 28, 2023
Per cent growth unless otherwise indicated	2023	2024	2025	2026	2023	2024	2025	2026
Real GDP	1.0	0.8	2.3	2.4	0.4	1.5	2.4	2.3
Nominal GDP	3.2	3.3	4.4	4.5	2.8	3.7	4.2	4.2
Household income	6.9	4.4	4.3	4.1	6.1	4.3	4.1	3.9
Wages and salaries	6.7	5.5	4.9	4.2	6.3	5.2	4.4	3.8
Corporations net operating surplus	-14.9	-9.5	0.8	4.4	-14.5	-7.0	2.3	4.6
Employment	1.6	0.9	1.5	1.5	0.4	1.0	1.2	1.1
Consumer expenditures on durable goods	1.9	0.8	2.9	4.5	-3.6	0.1	2.6	3.4
Consumer expenditures on goods and services	5.3	5.2	4.4	4.4	6.9	4.9	4.2	4.2
Business investment	8.3	1.2	6.7	6.6	1.4	5.5	7.0	5.1
Residential investment	3.3	4.4	6.9	7.8	-1.5	4.7	5.3	5.0
Retail sales	0.8	2.3	3.4	3.8	1.8	2.9	3.4	3.5
Residential sales value	-11.6	12.7	10.2	7.7	-19.8	20.5	8.2	3.2
B.C. Housing starts	8.1	-8.7	2.7	4.7	-16.5	-5.1	2.7	0.0
U.S. Housing starts	-9.0	-4.1	3.3	0.0	-16.6	3.9	0.4	0.0
SPF 2x4 price ($US/thousand board feet)	$398	$425	$450	$450	$400	$450	$500	$500
Exchange rate (US cents/Canadian dollar)	74.1	73.6	76.8	78.6	74.7	77.4	78.6	78.7

Fiscal Year	2023/24	2024/25	2025/26	2026/27	2023/24	2024/25	2025/26	2026/27
Natural gas price ($Cdn/GJ at plant inlet)	$1.03	$1.26	$1.75	$1.96	$3.04	$2.69	$2.55	$2.62
Bonus bid average bid price per hectare ($)	$0	$200	$300	$300	$275	$300	$200	$200
Electricity price ($US/mega-watt hour, Mid-C)	$90	$93	$94	$92	$108	$99	$95	$89
Metallurgical coal price ($US/tonne, fob Australia)	$276	$243	$220	$205	$252	$223	$204	$192
Copper price ($US/lb)	$3.77	$3.88	$4.04	$4.14	$3.56	$3.73	$3.85	$3.74
Average stumpage rates ($Cdn/cubic metre)	$18.70	$18.06	$19.70	$21.16	$18.07	$18.96	$21.82	$22.14
Crown harvest volumes (million cubic metres)	32.0	32.0	32.0	32.0	38.0	38.0	38.0	38.0

Federal government contributions are forecast to increase by 3 per cent in 2024/25 mainly due to an increase in funding to support child care and payments under the Disaster Financial Assistance Arrangements (DFAA). Federal contributions are expected to increase at an average of 0.8 per cent annually over the next two years as expected increases in the existing Canada Health Transfer (CHT) and Canada Social Transfer (CST) disbursements are offset by declines in other program area funding. The combined CHT and CST contributions are forecast to average 4.2 per cent annual growth over the next two years in the fiscal plan and represent about 67 per cent of total federal government contributions. Other federal government transfers are projected to decline at an average of 6.1 per cent annually over the two-year fiscal plan, mainly due to forecasts of payments under the DFAA and for public transit; funding for these programs is generally updated annually and increases in future years will be shown in future budgets.

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Three Year Fiscal Plan

Major Revenue Sources

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The table includes sensitivities which provide a sense of potential impacts to revenue projections if there are changes to underlying assumptions and factors that are the major drivers for preparing projections of individual revenue sources. The following text references the forecasts of these assumptions and factors in explaining individual revenue sources. An analysis of historical volatility of the economic variables related to revenue sources can be found in the 2023 British Columbia Financial and Economic Review (pages 17-18). The major revenue components are detailed below.

Taxation revenue

Personal income tax revenue is forecast to increase slightly by 1.2 per cent in 2024/25 mainly due to prior year adjustments of $583 million included in 2023/24; the increase excluding the adjustment would be 4.9 per cent. The revenue is expected to average 5 per cent growth over the following two years, in line with projected increases in wages and salaries, household income, investment income and financial market indicators.

Corporate income tax revenue is mainly based on cash installments received from federal government based on estimates of current year tax and settlement adjustments for prior years. Revenue is expected to increase 35.3 per cent in 2024/25 mainly due to an increase in installments reflecting a federal government outlook of a higher national corporate tax base, and a settlement payment for prior years. An average annual decline over the following two years is forecast to be 8.2 per cent due to annual decreases in British Columbia’s payment share of the national tax base, as well as annual changes in settlement payments relating to prior years.

Table 1.5.2 Corporate Income Tax Revenue

($ millions)	2023/24	2024/25	2025/26	2026/27
Advance installments:
– Payment share	13.74%	15.03%	13.51%	13.15%
– Installments	5,860	7,888	7,011	7,287
Prior-years' settlement payment	225	348	(1,025)	(349)
Corporate income tax revenue	6,085	8,236	5,986	6,938
Annual per cent growth	-33.5%	35.3%	-27.3%	15.9%

Provincial sales tax revenue is expected to average 4.3 per cent growth annually over the three-year fiscal plan, in line with expected increases in nominal GDP and consumer expenditures on taxable goods and services.

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Table 1.5.3 Sales Tax Revenue

($ millions)	2023/24	2024/25	2025/26	2026/27
Provincial sales taxes	10,362	10,762	11,254	11,763
Annual per cent change (calendar year)	2023	2024	2025	2026
Consumer expenditures on durable goods	1.9%	0.8%	2.9%	4.5%
Consumer expenditures on goods and services	5.3%	5.2%	4.4%	4.4%
Residential investment	3.3%	4.4%	6.9%	7.8%
Government expenditures	9.2%	2.2%	1.9%	2.8%
Nominal GDP	3.2%	3.3%	4.4%	4.5%
Retail sales	0.8%	2.3%	3.4%	3.8%

Motor fuel tax revenue is expected to decline 1.2 per cent over the three-year plan mainly due to lower gasoline purchase volumes which comprises about 65 per cent of total fuel tax revenues.

Carbon tax revenue is forecast at $2.6 billion in 2024/25, a decline of 3.2 per cent mainly reflecting lower volumes and the transition to B.C.’s output-based pricing system which will exempt large regulated industrial operations from paying carbon tax imposed under the Carbon Tax Act. These operations will instead pay for emissions that exceed performance-based emissions limits. The forecast is expected to rise an average of 16.9 per cent annually over the next two years of the fiscal plan, mainly reflecting carbon tax rate increases and purchase volumes assumptions for major fuel types. British Columbia aligns with the federal carbon pricing requirements of $170 per tonne by 2030, with annual increases of $15 per tonne of CO2 equivalent emissions. The carbon tax rate is set to increase from $80 per tonne in 2024/25 to $110 per tonne of CO2 equivalent emissions in 2026/27. Revenue generated from the tax-rate increases will be returned to individuals through the enhancement of the Climate Action Tax Credit.

Property tax revenue is expected to grow by an average of 5.6 per cent annually over the following three years, consistent with non-residential investment and inflation. As announced in November 2023, the forecast includes an expansion of the speculation and vacancy tax to additional communities.

Property transfer tax revenue growth is expected to average 8.6 per cent annually over the next two years, consistent with the expected annual changes in residential sales values and response to expected lower mortgage rates. The forecast also incorporates tax measures relating to increasing exemption threshold for first-time home buyers and newly built homes, and an enhanced exemption of new purpose-built rental buildings.

These measures are outlined in Part 2: Tax Measures.

Employer health tax revenue is forecast at $2.8 billion in 2024/25. Over the next two years, revenue growth is expected to average 4.6 per cent annually, consistent with growth in wages and salaries. The forecast also incorporates a tax measure relating to increasing the tax exemption threshold and is outlined in Part 2: Tax Measures.

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Three Year Fiscal Plan

Natural resource revenue

Natural gas royalties are expected to increase 10.2 per cent in 2024/25 mainly due to increased royalties from natural gas liquids, higher natural gas prices and production volumes, and decreased utilization of royalty programs. Over the next two years, royalties are expected to increase at a 37.6 per cent average annual rate mainly due to increased royalties from natural gas liquids, inclusion of increased natural gas volumes related to production requirements of LNG, higher natural gas prices, and decreased utilization of royalty credit programs. In the last two years of the fiscal plan, liquefied natural gas requirements represent approximately 26 per cent of natural gas production. Natural gas royalty rates are sensitive to prices in the $1.20 to $2.59 ($Cdn/gigajoule, plant inlet) range. Hence, the effective royalty rate is generally expected to rise as prices increase.

The forecast assumes an average price of $1.26 ($Cdn/gigajoule, plant inlet) in 2024/25, up from $1.03 in 2023/24. This assumption is within the 20th percentile of the private sector forecasters, continuing the prudence the province has incorporated since 2013/14. Prices are expected to increase over the next two years, averaging $1.75 in 2025/26 and $1.96 in 2026/27, consistent with the growth of the average of the private sector forecasts. Over the three-year fiscal plan period, projected plant inlet natural gas prices average 62 cents lower than the average of the private sector forecasters.

Chart 1.3 Revenue from Energy, Metals, and Minerals

A new royalty framework that is based on a revenue-minus-cost system with price-sensitive royalty rates was announced to take effect September 1, 2024. All wells in the province will transition to this new system on that date. As part of the new royalty framework, the unit of measure will change from ($Cdn/gigajoule, plant inlet) to ($Cdn/gigajoule, plant outlet). The revenue projections after August 31, 2024 are based on the new royalty framework.

See Appendix Table A5 and A6 for more details regarding natural gas price forecasts.

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Revenue from bonus bids and rents on drilling licences and leases is forecast to increase over the next three years, from $38 million in 2023/24 to $40 million in 2026/27. In accordance with updated accounting standards, effective 2023/24 bonus bid revenue is recognized in full at the time an authorization for the sale of a Crown land tenure is awarded. Previously bonus bid revenue recognition reflected a ten-year deferral of cash receipts from the sale of Crown land tenures. Over the three-year fiscal plan period, bonus bid revenue is expected to increase from $4 million in 2024/25 to $6 million in 2025/26 and 2026/27. More detail is provided in Appendix Table A5.

Mining and minerals: Revenue from mineral tax, fees and miscellaneous mining receipts is forecast to increase 11.2 per cent in 2024/25 mainly due to higher production volume and tax revenue reflecting a stronger US dollar. Metallurgical coal prices are expected to fall over the next two years due to global oversupply. Revenue is projected to average a 23 per cent annual decline over the next two years. Over the four years to 2026/27, the forecast assumes that the Ministry of Indigenous Relations and Reconciliation will recover $426 million of mining and mineral revenue in support of revenue sharing agreements with First Nations.

Other energy revenue is comprised of electricity sales under the Columbia River Treaty, petroleum royalties, and fees collected by the BC Energy Regulator. These revenues are expected to increase 6.8 per cent in 2024/25 mainly due to higher Mid-Columbia electricity prices and annual guaranteed payments to be received under the Trans Mountain pipeline expansion project. Revenues are expected to decrease by an average of 3.2 per cent annually over the next two years mainly due to lower Mid-Columbia electricity and petroleum prices as well as lower petroleum production volume. Over the four years to 2026/27, the forecast assumes that the Ministry of Indigenous Relations and Reconciliation will recover $280 million of Columbia River Treaty revenue in support of revenue sharing agreements with First Nations.

Forest revenue is expected to decrease slightly in 2024/25 due to assumed lower overall stumpage rates, partially offset by increased logging tax revenue. Forest revenue is expected to increase an average of 7.0 per cent over the next two years mainly due to higher overall assumed stumpage rates reflecting an improved outlook for lumber prices. Total annual harvest levels on Crown land are projected to be 32 million cubic metres over the 2023/24 to 2026/27 period compared to 47 million cubic metres recorded in 2020/21. Over the four years to 2026/27, the forecast assumes that the Ministry of Indigenous Relations and Reconciliation will recover $549 million of stumpage revenue in support of funding the Forest Consultation and Revenue Sharing Agreements with First Nations.

Other natural resource revenue is comprised of water rentals collected under the Water Sustainability Act and fees for hunting and fishing licences collected under the Wildlife Act. These forecasts are expected to decrease 5.4 per cent in 2024/25 due to lower water rental revenue reflecting the impacts of the extended 2023 drought season on power generation. Other natural resource revenues are expected to increase an average of 9.9 per cent over the next two years mainly due to higher water rentals revenue.

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Three Year Fiscal Plan

Other Revenue

Fees and licences: Over the three-year fiscal plan, revenue from fees and licences is expected to average 1.3 per cent annual growth mainly due to increasing projections for post-secondary institutions. Fee revenue projections from schools, universities, colleges and health authorities (SUCH sector) account for 71 per cent of the total fee revenue forecast. The SUCH sector forecasts do not incorporate potential impacts of an announced federal cap on international students as it will take some time to estimate any changes.

Investment earnings are expected to increase by 6.7 per cent in 2024/25 mainly due to higher recoveries through the fiscal agency loan program. Over the next two years investment income is expected to average 2.6 per cent annual growth mainly due to higher recoveries, which has an equal and offsetting higher expense, resulting in no net impact on the projected annual deficit. These recoveries are expected to comprise approximately 82 per cent of total investment earnings.

Miscellaneous revenue, which includes sales of goods and services by various taxpayer- supported entities, is projected to average 2.3 per cent annual growth over the fiscal plan period. Around 54 per cent of the annual miscellaneous revenue of approximately $4.5 billion is expected to be contributed by SUCH sector entities.

Federal Government Transfers

Canada Health Transfer and Canada Social Transfer contributions are expected to increase slightly in 2024/25 mainly reflecting increasing national CHT and CST cash transfers, partially offset by a decreasing B.C. population share of the national total, as well as the base effect of the one-time contribution received in 2023/24. Contributions are expected to increase an average 4.2 per cent annually over the next two years, mainly reflecting increasing national CHT and CST cash amounts, partially offset by a decreasing B.C. population share of the national total. The plan assumes the national CHT cash disbursement increases 5.4 in 2024/25 and 5.0 per cent 2025/26 and 2026/27. The national CHT cash disbursement in 2024/25 is based on a three-year average (2022 to 2024) of Canada’s nominal GDP growth. The forecast adopts the most recent published federal government outlook for national nominal GDP. The total Canada Social Transfer cash disbursement is projected to increase 3.0 per cent annually, consistent with the federal government forecast.

Other federal government contributions are expected to increase 7.1 per cent in 2024/25 mainly due to higher funding in support of child care and transfers under the Disaster Financial Assistance Arrangements (DFAA), partially offset by lower funding in support of public transit. Over the next two years, other federal government contributions are expected to decrease by an average of 6.1 per cent annually mainly due to reduced program funding in support of public transit, local government, health care and under the DFAA, partially offset by higher funding in support of child care.

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Three Year Fiscal Plan

Table 1.5.4 Federal Government Contributions

($ millions)	2023/24	2024/25	2025/26	2026/27
Canada Health Transfer	7,113	7,153	7,479	7,843
Canada Social Transfer	2,273	2,322	2,382	2,450
Total Health and Social Transfers	9,386	9,475	9,861	10,293
Disaster Financial Assistance Arrangements	870	1,013	888	862
BC Housing Management Commission	188	203	182	184
Ministry Vote Recoveries	2,429	2,586	2,762	2,105
Other Transfers to Ministries and Agencies	1,155	1,169	1,196	1,230
Total Other Contributions	4,642	4,971	5,028	4,381
Total Federal Government Contributions	14,028	14,446	14,889	14,674
BC share of national population (June 1)	13.76%	13.74%	13.68%	13.66%

Commercial Crown Corporations

British Columbia Hydro and Power Authority (BC Hydro): BC Hydro’s annual net-income target for the purpose of rate setting is set by regulation at $712 million. The payment of dividends was phased out to assist with stabilizing rate increases and improve BC Hydro’s capital structure to a 60:40 debt-to-equity ratio (currently 79:21). No dividend payments are forecast during the fiscal plan period.

British Columbia Liquor Distribution Branch (LDB): LDB is projecting an annual net income of $1.1 billion during the three-year fiscal plan period, based on lower revenue expectations due to economic conditions, shifts in consumer behaviour, and a downward trend in liquor consumption.

British Columbia Lottery Corporation (BCLC): BCLC’s forecasted net income1 is $1.323 billion for 2024/25, $1.336 billion for 2025/26, and $1.377 billion for 2026/27. These projections have been lowered from the forecast in Budget 2023 based on lower revenue this year in iGaming and casino and community gaming centres. Approximately 23 per cent of corporation’s total net income is distributed to community gaming grants, host local governments, and the BC First Nations Gaming Revenue Sharing Limited Partnership1.

Insurance Corporation of British Columbia (ICBC): ICBC is forecasting to balance in 2024/25, followed by net income of $400 million in 2025/26 and 2026/27. The forecast is subject to a number of financial and behavioural assumptions and actual results could vary from these projections.

For more information relating to commercial Crown corporations, please see Service Plans listed on the Budget 2024 website or the corporations’ respective websites.

[1]	Government reports BCLC’s net income net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.)

Budget and Fiscal Plan - 2024/25 to 2026/27	| 35

Three Year Fiscal Plan

Capital Spending

In Budget 2024, capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure around the province is expected to total $56.5 billion over the three-year fiscal plan period. These investments will fund critical infrastructure to deliver and improve services in communities throughout the province. The investments will also create jobs to support a sustainable, clean, secure and fair economy.

Taxpayer-Supported Capital Spending

Taxpayer-supported capital spending over the next three years will total $43.3 billion. This includes completion of previously approved projects along with new investments to expand and sustain provincial infrastructure. The Budget 2024 three-year total is $5.7 billion higher than Budget 2023 mainly due to the progression of major infrastructure projects through the procurement and construction phases of development and additional funding for maintenance and upgrades of existing government assets.

Table 1.6 Capital Spending

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2023/24	2024/25	2025/26	2026/27
Taxpayer-supported
Education
Schools (K–12)	915	1,183	1,494	1,481
Post-secondary institutions	1,540	2,200	1,933	1,899
Health	3,235	4,397	4,560	4,051
BC Transportation Financing Authority	2,703	4,060	5,100	4,946
BC Transit	206	516	574	288
Government ministries	610	707	519	575
Social housing [1]	758	811	780	766
Other [2]	140	230	122	77
Total taxpayer-supported	10,107	14,104	15,082	14,083
Self-supported
BC Hydro	4,573	4,430	3,595	4,399
Columbia Basin power projects [3]	10	14	21	20
BC Railway Company	6	5	4	4
ICBC	63	69	203	66
BC Lottery Corporation	75	100	105	105
Liquor Distribution Branch	25	34	27	29
Total self-supported	4,752	4,652	3,955	4,623
Total capital spending	14,859	18,756	19,037	18,706

1 Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

2 Includes BC Pavilion Corporation, Royal BC Museum and other service delivery agencies.

3 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

For more information on infrastructure investments and projects in planning, please see the topic box on page 53.

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Three Year Fiscal Plan

Investments in Schools

Over the three years of the fiscal plan, approximately $4.2 billion will be invested in K-12 schools across the province. This includes continued investment in seismic replacements and upgrades as well as new spaces to address enrolment growth.

Examples of K-12 capital investments in Budget 2024 include:

•	$54 million for the seismic replacement of Cedar Hill Middle school in the Greater Victoria School District. The 575-student capacity middle school will include low-carbon design features and an Indigenous space. The school is scheduled for occupancy in 2025.

•	$49 million for the new South Langford Elementary school in the Sooke School District. The new 480-student capacity school will be designed with full mass timber construction, greenhouse gas reduction measures, and a neighbourhood learning centre with spaces for child care. The school is scheduled for occupancy in 2025.

•	$44 million for the new Snokomish Elementary school in the Surrey School district. The new 655-student capacity elementary school will be designed to exceed Leadership in Energy and Environmental Design (LEED) Gold standards and is scheduled for occupancy in 2026.

•	$160 million for the new Burke Mountain Middle-Secondary school in the Coquitlam School District. The new 1,000-student capacity middle-secondary school will be built with enhanced greenhouse gas reduction strategies, and will include neighbourhood learning centre facilities, which will be delivered in partnership with the City of Coquitlam, providing recreational space for both students and community members. The school is scheduled for occupancy in 2026.

•	$124 million for the new George Pringle Secondary school in the Central Okanagan School District. The new 1,200-student capacity secondary school will include greenhouse gas reduction strategies, a neighbourhood learning centre with Indigenous cultural space, and a stand-alone space for child care services. The school is scheduled for occupancy in 2027.

•	$127 million for replacement of Prince Rupert Middle school in the Prince Rupert School District, under the Seismic Mitigation Program. The 600-student capacity school will be located on the current site and will incorporate greenhouse gas reduction measures and a neighbourhood learning centre. The school is scheduled for occupancy in 2027.

•	$66 million for the new La Vallée Elementary school in the Conseil scolaire francophone School District. The 220-student capacity school will support existing and forecasted enrolment growth in Pemberton, and will be built with a low carbon design, mass timber elements, and a neighbourhood learning centre. The school is scheduled for occupancy in 2027.

•	$156 million for prefabricated school addition projects in eight school districts. The projects will rapidly create 104 new classrooms, the equivalent of 2,535 new seats in high enrolment growth communities. Projects are scheduled for occupancy in 2024 and 2025.

•	$27 million over the next three fiscal years to support school districts to purchase electric school buses and transition towards zero-emission school bus fleets.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 37

Three Year Fiscal Plan

Spending to Support Post-Secondary Education

Budget 2024 includes $6.0 billion in total capital spending over the next three years by post-secondary institutions throughout the province. These investments will build capacity in order to support future workforce and economic development needs in key sectors, including health, science, trades and technology. A significant portion of this capital investment is funded through other sources, including foundations, donations, internal institution funding, revenues generated from services, and federal funding.

Examples of post-secondary capital investments in Budget 2024 include:

•	$178 million for construction of the Trades and Technology Complex at the Burnaby campus of the British Columbia Institute of Technology. This project will modernize the tools and spaces needed to help meet the growing demand for skilled tradespeople in construction. The project is in procurement and anticipated to be completed in 2027.

•	$25 million for construction of the Centre for Childhood Studies at Capilano University’s North Vancouver campus. This project provides 74 child care spaces in an area of high demand and space for the Early Childhood Care and Education program. This project is under construction and anticipated to be completed in 2025.

•	$15 million for construction of a new Early Childhood Education and Childcare Centre at North Island College that will offer 75 additional child care spaces in a region of high demand for child care, specifically addressing areas of intensified need such as: infant/toddler care, school age care, and care for children who require extra support. This project is in procurement and anticipated to be completed in 2025.

•	$49 million for construction of a four-storey hybrid mass timber Centre for Food Wine and Tourism at Okanagan College located at the Kelowna Campus. This project will provide a Culinary Arts program focused on the priority industries of Agrifoods and International Education and Tourism. The project is in procurement and anticipated to be completed in 2026.

•	$106 million for a new five-storey West Shore Learning Centre campus for Royal Roads University, in collaboration with Camosun College, the University of Victoria and the Justice Institute of British Columbia. This project provides flexible classroom space to improve access to post-secondary education in the West Shore. Construction is underway and anticipated to be completed in 2025.

•	$139 million for construction to accommodate the School of Biomedical Engineering at the University of British Columbia. This project provides learning space to help transform patient health and healthcare outcomes through integrative solutions across engineering, medicine, and biology. This project is under construction and anticipated to be completed in 2025.

•	$150 million for construction to expand the Engineering and Computer Science Building at the University of Victoria. This project provides modern laboratory and classroom space needed to help meet the growing demand in civil engineering, software engineering, and biomedical engineering programs. This project starts construction in early 2024 and is anticipated to complete in 2026.

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Three Year Fiscal Plan

•	$291 million for construction of the Centre for Clean Energy & Automotive Innovation at Vancouver Community College. This project will be an inter-disciplinary “hub” for the Broadway campus and the School of Trades, Technology and Design. The project is in procurement and anticipated to be completed in 2027.

•	The provincial student housing program, launched in 2018, to increase the number of student housing beds at B.C.’s public post-secondary institutions. Examples of approved projects include:

–	$142 million to build a 12-storey mass timber student housing building with 470 beds at the British Columbia Institute of Technology Burnaby campus. The project is under construction and anticipated to complete in 2025;

–	$293 million to construct a 19-storey Academic and Student Housing building that includes 368 beds at Douglas College. The project is in procurement and anticipated to complete in 2027;

–	$78 million to construct two new mass timber student housing buildings with a total of 217 beds at North Island College. The project is under construction and anticipated to complete in 2025;

–	$105 million to construct a new six-storey, 398-bed hybrid mass timber student housing building at the University of the Fraser Valley. The project is in the design stage and anticipated to be completed in 2025; and

–	$88 million to build a seven-storey mass timber student housing and dining building with 266 beds at Vancouver Island University. The project is in procurement and anticipated to be completed in 2026.

•	The B.C. Knowledge Development Fund provides capital investment funding for vital research infrastructure for public post-secondary institutions, teaching hospitals and affiliated non-profit agencies across the province, enabling institutions to attract researchers and skilled technicians. Examples of approved projects include:

–	$5 million for specialized equipment to create the Rapid Air Improvement Network at the University of British Columbia; and

–	$5 million for computing upgrades to Simon Fraser’s CEDAR supercomputer for the ATLAS Tier-1 Data Centre, part of an international collaboration with the CERN physics laboratory in Switzerland.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $13.0 billion over the next three years. These investments support new major construction projects and upgrading of health facilities, additional long-term care beds and investments to improve access to primary care. These investments are supported by funding from the Province as well as other sources, such as regional hospital districts and foundations.

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Three Year Fiscal Plan

Examples of health sector capital investments in Budget 2024 include:

•	$2.9 billion toward a net-new hospital and integrated cancer centre in Surrey. The hospital will include 168 inpatient beds, an emergency department, a medical imaging department including CT and magnetic resonance imaging (MRI), a surgical suite, a pharmacy, and a laboratory. The cancer centre will include an oncology ambulatory care unit, chemotherapy, radiation therapy, functional imaging, a new cyclotron and space for six linear accelerators. Construction started in 2023 and is expected to be complete in 2029.

•	$2.2 billion toward a new St. Paul’s Hospital at the Station Street site in Vancouver, which will include capacity for 548 inpatient beds, a new and larger emergency department, a surgical suite, consolidated specialty outpatient clinics and an underground parkade. Construction started in March 2021 and the project is expected to be complete in 2027.

•	$1.7 billion for Burnaby Hospital Redevelopment Phase 2 and BC Cancer Centre, which will construct a new inpatient tower and integrated cancer centre. The 12-storey inpatient tower will include 160 beds and an expanded medical imaging department. The new BC Cancer Centre will include an oncology ambulatory care unit, chemotherapy chairs, radiation therapy with space for five linear accelerators, room for two PET/CT scanners, and an oncology pharmacy. Construction is expected to start in 2025 and the project is expected to be complete in 2030.

•	$1.6 billion for Long-Term Care facility redevelopment or replacement projects that will provide 1,691 beds built to modern standards in Vancouver, Colwood, Abbotsford, Richmond, Nanaimo, Delta, Campbell River, and Cranbrook.

•	$1.4 billion to replace the Cowichan District Hospital in Duncan with a new 204 bed hospital on a greenfield site in North Cowichan. The replacement hospital will increase inpatient beds and emergency department treatment spaces. Construction started in 2022 and the project is expected to be complete in 2027.

•	$1.2 billion for Phases 2 and 3 of the Royal Columbian Hospital Redevelopment. Phase 2 is an 11-storey, 388-bed, acute care tower including critical care and maternity, a new and expanded emergency department, a new surgical and interventional suite and an underground parkade. Construction on the tower started in 2020 and is expected to be completed in 2025, with Phase 3 renovations completing in 2026.

•	$861 million for the redevelopment of Richmond Hospital. The redevelopment is a multi-phased project that includes a new 216-bed acute care tower, which will replace the original North Tower (opened in 1964). The redevelopment will result in a total of 353 inpatient beds on the campus. Phase 1 is underway and procurement for the new tower (Phase 2) is planned to start in 2024 with the tower anticipated to be open for patients in 2028. Renovations to the South Tower and demolition of the North Tower will follow and be complete in 2031.

•	$683 million for Phase 1 of the Burnaby Hospital Redevelopment, which involves construction of a new six-storey, 83-bed patient care tower and a new energy centre, as well as renovation and expansion of existing buildings. Project scope includes medical and surgical inpatient services, outpatient services, a consolidated maternity/ labour and delivery unit, a mental health and substance use inpatient unit, and additional operating rooms. Construction started in 2021 and the patient care tower is expected to open to patients in summer 2025 with renovations and expansions to existing buildings completing in phases from 2026 to 2028.

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Three Year Fiscal Plan

•	$638 million toward construction of a state-of–the-art Clinical Support and Research Centre (CSRC) built next to the new St. Paul’s Hospital. The CSRC will include specialty medical services in addition to extensive research facilities, corporate support and childcare. Construction is planned to begin in 2025 and the project is expected to be completed in 2029.

•	$633 million toward the replacement of the Mills Memorial Hospital in Terrace. The new hospital will include 83 inpatient beds. There will be four operating rooms and 20 emergency department treatment spaces. The project also includes the relocation and expansion of the Seven Sisters regional mental health facility. Construction started in 2021. The new Seven Sisters is complete and expected to open to patients in February 2024. The new hospital is expected to open to patients in early 2025, with completion of the entire project, including demolition and site works, by 2026.

•	$590 million for the Replacement of the Dawson Creek and District Hospital. The new hospital will include 70 inpatient beds, an increase of 24 beds. The project also includes an expansion of the emergency department, surgical and operating space, and ambulatory care services. Construction of the new hospital started in 2023 and the project is expected to be complete in 2027.

•	$367 million for the redevelopment of the Cariboo Memorial Hospital in Williams Lake, which includes construction of a three-storey addition and renovation of vacated spaces in the existing hospital. The redeveloped hospital will include 53 inpatient beds, an increase of 25 beds, and a larger emergency department. Construction started in 2023 and the new addition is expected to open in 2026. The renovations are planned to begin in 2026 and be completed in 2029.

•	$267 million for a new Centre for Children and Youth Living with Health Complexity will be built at Slocan Street and 21st Avenue in Vancouver. The facility will include 16 two–bedroom family suites for Staying Services which provide short stays in a home-like environment with a care-by-parent model while transitioning between the hospital and home, learning new care techniques, or adjusting to new equipment. Construction is expected to start in 2025 and the project is expected to be complete in 2028.

Supporting the Transportation Investment Plan

Budget 2024 includes further investments in government’s Transportation Investment Plan. Over the three years of the fiscal plan, transportation capital investments totaling $15.5 billion will create and maintain a safe, reliable and equitable transportation network, support an inclusive and sustainable economy, and encourage mode shift to transit and active transportation in support of CleanBC goals. The Province is pursuing these goals with more integrated multi-modal transportation planning and projects.

The Province has secured federal cost sharing on projects and has also leveraged investments through other partnerships. B.C. continues to work with federal and municipal governments to confirm priorities for funding under various Government of Canada funding programs. Timing of capital spending on these projects is subject to several factors, including funding delivery from partners and market conditions.

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Three Year Fiscal Plan

The transportation capital plan includes investments in programs alongside an array of transit, infrastructure and highway improvements, including:

•	$2.3 billion investment towards the Highway 1 264th Street to Mount Lehman Road, Phase 3A of the Fraser Valley Highway 1 Corridor Improvements Program. Phase 3A will see a new 264th Interchange, improvements to the Mount Lehman Crossing, replacement of the Bradner Overpass and 13.2 km of highway widening along various sections of Highway 1. The project will improve access to different modes of transportation, support CleanBC through new HOV/EV lanes, reduce congestion and improve safety and capacity at high-traffic intersections. The project is in the procurement stage and is expected to complete in 2028.

•	$287 million to construct permanent solutions to sections of Highway 1 through the Fraser Thompson Corridor that were damaged due to the 2021 atmospheric event. These projects are implementing a permanent capital solution at two critical sections along the corridor including: Falls Creek ($143 million) and Nicomen River Bridge ($144 million). Both projects are currently under construction and are expected to be completed in 2024 for Falls Creek and 2025 for Nicomen Bridge.

•	$4.0 billion to construct Surrey Langley SkyTrain project that will add a 16-kilometer extension of the existing Expo Line that will run on an elevated guideway primarily along Fraser Highway from King George Station to 203 St. in Langley City. The Project includes eight new stations, three new transit exchanges, active transportation elements and provides transit-oriented development opportunities. The project is in procurement and is expected to be completed in 2028.

•	$4.2 billion to construct an eight-lane immersed tube Fraser River Tunnel that will replace the George Massey Tunnel on Highway 99, providing a toll-free crossing that aligns with regional interests and improves transit. The project is in the procurement stage and is expected to be completed in 2030.

•	$2.8 billion to construct the Broadway Subway project, which will add 5.7 kilometers of SkyTrain line and six stations, to provide frequent and reliable access to one of the most congested transit corridors in Metro Vancouver, meet current and future transportation needs, reduce traffic congestion and air pollution, and improve livability. The project is under construction and is expected to be completed in 2026.

•	$991 million to upgrade several sections of Highway 1 between Kamloops and Golden to a four-lane standard and allow for renewal of aging infrastructure; projects including: Quartz Creek Bridge replacement ($119 million); and Ford Road to Tappen Valley Road ($243 million), Jumping Creek to MacDonald ($245 million), Selkirk ($129 million) and the R.W. Bruhn Bridge replacement (Sicamous - $255 million). Projects are in various stages of procurement and construction.

•	$345 million to widen a ten-kilometer section of Highway 1 through Langley between 216th Street and 264th Street to accommodate new high-occupancy vehicle lanes, including reconfiguring the 232nd Street interchange, new underpasses at Glover Road and the CP Rail crossing. The project is expected to tender several components in 2024 with substantial completion of the highway widening expected in 2026.

•	$304 million to replace the Belleville Terminal that will comply with all the required safety and pre-clearance border control measures under the Canada-US Land, Rail, Marine, and Air Transport Preclearance Agreement. The project is currently in the procurement phase and is expected to complete in 2027.

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Three Year Fiscal Plan

•	$130 million for improvements along Highway 7 between 266th and 287th Street including a four-kilometer road expansion from two to four lanes, safety improvements by installing roadside and median barriers between 287th Street and Spilsbury Road and widening the 272nd / River Road intersection to accommodate large trucks. The project will address several safety and capacity issues along Highway 7. The project is under construction and is expected to be completed in 2025.

•	$77 million flyover from Highway 17 northbound to Keating Cross Road westbound in Central Saanich to improve safety by eliminating left turn across highway traffic onto Keating Cross Road and realigning the southbound highway on-ramp. The Highway 17 Keating Cross Overpass project is under construction and is expected to complete in 2025.

•	$84 million to construct a new Victoria HandyDART Centre for use by BC Transit, which will facilitate growth of Victoria’s bus system and support introducing a low-carbon fleet of vehicles that will enhance HandyDART services. The new facility will be designed and constructed to achieve LEED Gold standards. The project is currently under construction and is set to be completed in 2025.

Approximately $15.3 billion for transportation operating and capital investments over the next three years includes:

•	$13.5 billion of provincial investment in transportation infrastructure; and

•	$1.7 billion of investment leveraged through federal cost sharing and partnerships with local governments and other organizations.

Table 1.7 Provincial Transportation Investments

	Updated	Budget			Fiscal
	Forecast	Estimate	Plan	Plan	Plan
($ millions)	2023/24	2024/25	2025/26	2026/27	Total
Provincial investments:
– Highway corridor rehabilitation	361	336	362	354	1,052
– Side road improvements	181	186	192	185	563
– Pattullo Bridge replacement	243	251	156	88	495
–Highway 99 Tunnel Program [1]	70	203	326	952	1,481
– Transportation Infrastructure Recovery	129	351	563	657	1,571
– Fraser Valley Highway 1 Corridor Improvements Program	-	507	748	928	2,183
– Highway 1 to Alberta border	210	228	180	167	575
– Broadway Subway	245	393	455	5	853
– Surrey Langley SkyTrain	414	513	938	792	2,243
– Transit Infrastructure	212	454	401	242	1,097
– Transportation and Trade Network Reliability	397	422	419	311	1,152
– Safety improvements	52	62	59	65	186
– Community and other programs	19	33	19	19	71
Total provincial investments	2,533	3,939	4,818	4,765	13,522
Investments funded through contributions from other partners	471	574	710	446	1,730
Total investments in transportation infrastructure [2]	3,004	4,513	5,528	5,211	15,252

1 Includes the Fraser River Tunnel Project and Highway 99/Steveston Interchange Transit & Cycling Improvements.

2 Total investments include operating and capital spending.

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Three Year Fiscal Plan

Investments in Housing

Over the next three years, approximately $2.4 billion in taxpayer-supported capital spending will be invested to develop housing across British Columbia. These projects are expected to create thousands of new homes over the next three years, providing a mix of shelter space, supportive housing, affordable housing, and market rental housing.

Housing projects are financed through a combination of government transfers for the development and purchase of provincially-owned assets and operating grants for the development and purchase of non-provincially-owned assets.

Examples of housing capital investments in Budget 2024 include:

•	$44 million to develop 90 units through the Discovery Street Supportive Housing project in Victoria. The new eight-story building will provide replacement purpose-built supportive housing and is being developed through the Supportive Housing Fund (SHF) program. This is a BC Housing partnership with Our Place Society and Chard Developments and is the first phase of the master planned Capital City Centre Hotel redevelopment. The project is expected to start construction in early 2024 and to complete in Fall 2025.

•	$158 million to develop 231 supportive housing units as part of the 58 West Hastings Street project in Vancouver. The new ten-story mixed-use building will provide supportive housing and an integrated health centre to the Downtown Eastside and Chinatown communities. This is a partnership between BC Housing, the Vancouver Chinatown Foundation, Vancouver Coastal Health, the City of Vancouver, and Canada Mortgage and Housing Corporation (CMHC). The project is under construction and expected to complete in Spring 2024.

•	$166 million to redevelop 300 permanent units as part of the 128 to 132 East Cordova Street project in Vancouver. The nine-story building will include 57 BC Housing supportive housing units through the SHF program and shelter beds. This is being delivered in partnership between BC Housing, the City of Vancouver, CMHC and the Salvation Army Vancouver. The project is currently under construction and is expected to complete in Fall 2025.

•	$30 million to construct 71 units, including 56 supportive housing units and 15 shelter beds, at 1275 7th Avenue in Hope. This project is adjacent to the Fraser Canyon Hospital and will provide on-site Complex Care programming to facility residents. It is funded by the province through the SHF program and Permanent Housing Plan (PHP). The project is currently in design and is expected to complete in Fall 2025.

•	$151 million to develop 248 units of Indigenous focused social housing and community services at 1015 East Hastings Street in Vancouver. The project is a partnership between BC Housing, the City of Vancouver, and the Vancouver Aboriginal Friendship Centre Society. The project is currently under construction and expected to complete in Summer 2025.

•	$72 million towards 154 new units as part of the Crosstown project in Victoria. This project includes the redevelopment of the Tally Ho property into a multipurpose building and will provide a mix of social housing including supportive housing for the tenants of the original property. Construction is currently underway and expected to complete in Spring 2024.

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Three Year Fiscal Plan

•	$16 million to develop 52 units through the Fraser Modular Maple Ridge project. The new four-story permanent modular housing will have services provided by Coast Mental Health Foundation. The project is funded by the province through the SHF program and is currently under construction, with expected completion in Spring 2024.

•	$12 million towards the 44-unit Dzee Inzu Yikh project located in Burns Lake. This supportive housing project includes the purchase and renovation of a motel. The project began in 2021 and has been partially operational while undergoing renovations to support the community in responding to extreme cold weather events. Renovations are underway and are expected to be completed in Spring 2024.

•	$13 million to develop 39 units as part of the A Way Home Youth Supportive Housing project in Kamloops. This project is a five-story wood frame supportive housing project that will be operated by A Way Home Kamloops Society. It is currently under construction and expected to complete in October 2024.

Ministry Capital Spending

Budget 2024 includes $1.8 billion in capital spending by government ministries over the fiscal plan period. This will support investments in maintaining, upgrading and expanding infrastructure, such as provincial park amenities, wildfire facilities and equipment, courthouses, correctional centres, office buildings and information systems.

Current and planned capital investments made by government ministries include:

•	$181 million for the replacement of the Nanaimo Correctional Centre, which will be completed in 2024. This initiative involves replacing the current outdated correctional facility and increasing capacity through the addition of a 12-room unit for women. The upgraded center will incorporate culturally responsive programming and adhere to the LEED Gold standards in its design; and

•	$270 million for the new Collections and Research Building of the Royal BC Museum, which broke ground in Colwood in Fall 2023 with anticipated substantial completion in 2025. The building will preserve, protect and provide better access to the human and natural history collections and provincial archives of British Columbia.

Capital Project Reserves

The Province has included $300 million of central project reserves in its three-year capital plan.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•	direct borrowing (debt financing);

•	operating cash surplus;

•	cost sharing with partners (e.g. federal government, regional hospital districts); and

•	partnerships with the private sector (public-private-partnerships, or P3s).

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Three Year Fiscal Plan

Self-Supported Capital Spending

Capital investments of self-supported commercial Crown agencies are projected to total $13.2 billion over the fiscal plan period. Self-supported investments mainly include:

•	$12.4 billion (94 per cent) of total self-supported capital spending is for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability. Included in this total is construction of a third dam and hydroelectric generating station on the Peace River through the Site C project. BC Hydro’s electricity system was largely built in the 1960s, 1970s, and 1980s and B.C.’s population and economy continue to grow. BC Hydro is upgrading and maintaining aging assets and will embark on an unprecedented level of construction over the next 10 years, expanding British Columbia’s electricity system to build for the future and deliver reliable electricity. BC Hydro’s updated 10-year capital plan, Power Pathway: Building BC’s energy future, includes approximately $36 billion in community and regional infrastructure investments throughout the province between 2024/25 and 2033/34.

•	$310 million for BC Lottery Corporation projects, including replacement of key legacy business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•	$338 million for ICBC projects, including the costs for the head office relocation, investments in information technology, and facility maintenance and upgrades.

•	$90 million for Liquor Distribution Branch projects, including investments for updates and improvements to liquor stores, technology-related projects and ongoing operating equipment replacements.

Table 1.8 provides information on major capital projects, and further details on provincial capital investments are shown in the service plan of ministries and Crown agencies.

Projects Over $50 million

Approved major capital projects with multi-year budgets totaling $50 million or more, including provincial funding, are shown in Table 1.8. Annual allocations of the budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.6.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/ or the private sector. Total capital spending for these major projects is $66.0 billion, reflecting provincial financing of $56.9 billion, including internal sources and public-private-partnership liabilities, as well as $9.1 billion in contributions from the federal government and other sources, including private donations.

Major capital investments include: $3.9 billion for K-12 school projects; $2.8 billion for post-secondary institutions; $18.3 billion for health facilities; $20.0 billion for major transportation capital infrastructure; $820 million for social housing; $451 million for projects in other sectors; $19.5 billion for power generation and transmission capital projects by BC Hydro; and $164 million for the ICBC head office relocation project.

46 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Since the Second Quarterly Report, ten projects have been added to the table:

•	Cedar Hill Middle School ($54 million);

•	The University of British Columbia – Brock Commons Phase 2 - Student Housing ($165 million);

•	The University of British Columbia – The Gateway Building ($195 million);

•	The University of British Columbia – Recreation Centre North ($68 million);

•	The University of British Columbia – x̌əl sic snpax̌nwixʷtn - UBCO ($119 million);

•	The University of British Columbia – Sauder School of Business Power House Expansion ($147 million);

•	The University of British Columbia – UBCO Downtown Kelowna Project ($54 million);

•	BC Hydro – Ruskin - left abutment slope sinkhole remediation project ($71 million);

•	BC Hydro - Prince George to Terrace capacitors project ($582 million); and

•	Insurance Corporation of BC – Head Office Relocation ($164 million).

The following projects have been completed since the Second Quarterly Report and are no longer listed in the table:

•	Vancouver General Hospital – Operating Room Renewal - Phase 1;

•	13583 81st Avenue (Affordable Rental Housing);

•	BC Hydro – Bridge River 2 upgrade units 7 and 8 project; and

•	BC Hydro – Peace Region Electricity Supply (PRES) project.

Other changes since the Second Quarterly Report include:

•	George Pringle Secondary project’s anticipated total cost increased from $106 million to $124 million due to updated project costing. Internal borrowing increased from $103 million to $121 million;

•	University of Victoria Student Housing project’s anticipated total cost increased from $236 million to $241 million due to updated project costing. Contributions from other sources increased from $108 million to $113 million;

•	British Columbia Institute of Technology Student Housing project’s anticipated total cost increased from $140 million to $142 million due to updated project costing. Internal borrowing increased from $128 million to $129 million and contributions from other sources increased from $12 million to $13 million;

•	University of the Fraser Valley Student Housing project’s anticipated total cost increased from $75 million to $105 million due to updated project costing. Internal borrowing increased from $63 million to $88 million and contributions from other sources increased from $12 million to $17 million;

•	University of Victoria Engineering and Computer Science Building expansion project’s anticipated total cost increased from $133 million to $150 million due to updated project costing. Contributions from other sources increased from $36 million to $53 million;

Budget and Fiscal Plan - 2024/25 to 2026/27	| 47

Three Year Fiscal Plan

•	Highway 1 Illecillewaet Four-Laning and Brake Check improvements project’s anticipated total cost decreased from $75 million to $74 million to reflect final project cost. Internal borrowing decreased from $59 million to $58 million;

•	Highway 1 Chase Four-Laning project’s year of completion was amended from 2023 to 2025 to reflect the revised project schedule;

•	Highway 1 Salmon Arm West project’s year of completion was amended from 2023 to 2025 to reflect the revised project schedule;

•	Kootenay Lake ferry service upgrade project’s year of completion was amended from 2023 to 2025 to reflect the revised project schedule;

•	Highway 1 Ford Road to Tappen Valley Road Four-Laning project’s year of completion was amended from 2024 to 2026 to reflect the revised project schedule;

•	BC Hydro Street light replacement project’s anticipated total cost decreased from $75 million to $63 million as the program contingency was not required;

•	BC Hydro Wahleach refurbish generator project’s anticipated total cost decreased from $64 million to $61 million due to lower contractor claims and construction cost; and

•	BC Hydro G.M. Shrum G1 to 10 control system upgrade project’s year of completion was amended from 2023 to 2024 due to resource constraints.

48 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 Second Quarterly Report released on November 28, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2023	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Schools
Centennial Secondary [2]	2017	59	2	61	61	-	-	-
Grandview Heights Secondary [2]	2021	79	4	83	63	-	-	20
New Westminster Secondary [2]	2021	95	12	107	107	-	-	-
Handsworth Secondary [2]	2022	67	2	69	69	-	-	-
Pexsisen Elementary and Centre Mountain Lellum Middle [2]	2022	89	-	89	89	-	-	-
Quesnel Junior School [2]	2022	47	5	52	52	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	52	2	54	49	-	-	5
Coast Salish Elementary [3]	2023	26	17	43	38	-	-	5
Burnaby North Secondary	2024	99	9	108	99			9
Cowichan Secondary	2024	56	30	86	84	-	-	2
Eric Hamber Secondary	2024	82	24	106	94	-	-	12
Victoria High School	2024	93	7	100	97	-	-	3
Cedar Hill Middle	2025	6	48	54	50	-	-	4
North East Latimer Elementary	2025	1	51	52	52	-	-	-
Burke Mountain Secondary	2026	9	151	160	135	-	-	25
Carson Elementary	2026	-	61	61	61	-	-	-
New East Side Elementary	2026	-	59	59	59	-	-	-
New Cloverley Elementary	2026	1	63	64	61	-	-	3
Pineview Valley Elementary	2026	1	64	65	65	-	-	-
George Pringle Secondary (formerly Westside Secondary)	2027	8	116	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	-	66	66	66	-	-	-
Prince Rupert Middle	2027	-	127	127	127	-	-	-
Guildford Park Secondary	2028	-	65	65	60	-	-	5
Tamanawis Secondary	2028	-	57	57	52	-	-	5
Seismic mitigation program [4]	2030	1,482	544	2,026	2,026	-	-	-
Total schools		2,352	1,586	3,938	3,837	-	-	101

Post-secondary institutions
Simon Fraser University – Student Housing [2]	2023	111	-	111	73	-	-	38
University of Victoria – Student Housing [2]	2023	229	12	241	128	-	-	113
Capilano University – Student Housing	2024	6	52	58	41	-	-	17
Okanagan College – Student Housing	2024	29	46	75	74	-	-	1
The University of British Columbia
– Brock Commons Phase 2- Student Housing	2024	125	40	165	2	-	-	163
The University of British Columbia
– The Gateway Building	2024	96	99	195	-	-	-	195
The University of British Columbia
– Recreation Centre North	2024	37	31	68	-	-	-	68
British Columbia Institute of Technology – Student Housing	2025	56	86	142	129	-	-	13
North Island College – Student Housing	2025	13	65	78	76	-	-	2
Royal Roads University – West Shore Learning Centre	2025	49	57	106	80	-	-	26
The University of British Columbia
– School of Biomedical Engineering	2025	51	88	139	25	-	-	114
University of the Fraser Valley – Student Housing	2025	2	103	105	88	-	-	17
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	18	101	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	6	144	150	97	-	-	53
Vancouver Island University – Student Housing and Dining	2026	1	87	88	87	-	-	1
British Columbia Institute of Technology
– Trades and Technology Complex	2027	3	175	178	152	-	-	26
Douglas College – Academic and Student Housing	2027	7	286	293	203	-	-	90
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	2	145	147	-	-	-	147

Post-secondary institutions projects are continued on the next page

Budget and Fiscal Plan - 2024/25 to 2026/27	| 49

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 Second Quarterly Report released on November 28, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2023	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Post-secondary institutions projects continued
The University of British Columbia
– UBCO Downtown Kelowna Project	2027	18	36	54	-	-	-	54
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2027	-	291	291	271	-	-	20
Total post-secondary institutions		859	1,944	2,803	1,526	-	-	1,277

Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	247	4	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	129	2	131	131	-	-	-
Peace Arch Hospital Renewal [2]	2022	86	1	87	8	-	-	79
Penticton Regional Hospital Patient Care Tower [2]
– Direct procurement	2022	65	11	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement [2]	2023	61	4	65	-	-	-	65
Lions Gate Hospital – New Acute Care Facility	2024	204	106	310	144	-	-	166
Stuart Lake Hospital Replacement	2024	98	60	158	140	-	-	18
Clinical and Systems Transformation	2025	747	52	799	702	-	-	97
iHealth Project – Vancouver Island Health Authority	2025	139	16	155	55	-	-	100
Nanaimo Regional General Hospital – ICU/HAU Redevelopment	2025	33	27	60	22	-	-	38
University Hospital of Northern BC Redevelopment – Phase 1 (Site Preparation)	2025	-	103	103	62	-	-	41
Mills Memorial Hospital Replacement	2026	526	107	633	513	-	-	120
Royal Columbian Hospital Redevelopment Phases 2 & 3	2026	618	626	1,244	1,182	-	-	62
Abbotsford Long-Term Care	2027	-	211	211	157	-	-	54
Campbell River Long-Term Care	2027	-	134	134	80	-	-	54
Cowichan District Hospital Replacement	2027	139	1,307	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	73	517	590	413	-	-	177
Delta Long-Term Care	2027	-	180	180	162	-	-	18
Nanaimo Long-Term Care	2027	-	286	286	172	-	-	114
New St. Paul’s Hospital	2027	688	1,492	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	-	178	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	73	56	129	39	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	-	224	224	157	-	-	67
Burnaby Hospital Redevelopment – Phase 1	2028	141	542	683	633	-	-	50
Centre for Children and Youth Living with Health Complexity	2028	3	264	267	224	-	-	43
St. Vincent’s Heather Long-Term Care	2028	3	204	207	207	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	40	327	367	257	-	-	110
Dr. F.W. Green Memorial Home	2029	-	156	156	94	-	-	62
New Surrey Hospital and BC Cancer Centre	2029	248	2,633	2,881	2,816	-	-	65
St. Paul’s Hospital Clinical Support and Research Centre	2029	-	638	638	332	-	-	306
Vancouver General Hospital –
Operating Rooms Renewal – Phase 2	2029	23	309	332	312	-	-	20
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	2030	-	1,731	1,731	1,703	-	-	28
Richmond Hospital Redevelopment	2031	15	846	861	791	-	-	70
Total health facilities		4,919	13,354	18,273	14,421	303	-	3,549

50 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 Second Quarterly Report released on November 28, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2023	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Transportation
Highway 91 Alex Fraser Bridge Capacity Improvements [2]	2019	67	3	70	37	-	33	-
Highway 1 Illecillewaet Four-Laning and Brake Check improvements [2]	2021	74	-	74	58	-	16	-
Highway 99 10-Mile Slide [2]	2021	82	2	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements[2]	2022	54	-	54	40		14	-
Highway 14 Corridor improvements [2]	2023	68	9	77	48	-	29	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	243	17	260	87	-	82	91
West Fraser Road Realignment [2]	2023	69	25	94	94	-	-	-
Highway 1 Corridor - Falls Creek	2024	34	109	143	143	-	-	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	571	30	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement	2024	82	37	119	69	-	50	-
Highway 5 Corridor	2024	207	143	350	350	-	-	-
Pattullo Bridge Replacement	2024	821	556	1,377	1,076	301	-	-
BC Transit Victoria HandyDART Facility	2025	33	51	84	41	-	21	22
Highway 1 Chase Four-Laning [5]	2025	116	80	196	184	-	12	-
Highway 1 Corridor - Nicomen Bridge	2025	18	126	144	144	-	-	-
Highway 1 Salmon Arm West [6]	2025	90	50	140	109	-	31	-
Highway 7 Widening - 266th St. to 287th St.	2025	42	88	130	101	-	29	-
Highway 17 Keating Cross Overpass	2025	24	53	77	58	-	17	2
Highway 99 / Steveston Interchange, Transit & Cycling Improvements	2025	53	84	137	137	-	-	-
Kootenay Lake ferry service upgrade	2025	58	27	85	68	-	17	-
Blackwater North Fraser Slide	2026	2	201	203	203	-	-	-
Broadway Subway [7]	2026	1,346	1,481	2,827	1,380	450	897	100
Cottonwood Hill at Highway 97 Slide	2026	3	332	335	335	-	-	-
Highway 1 216th St. to 264th St. widening	2026	79	266	345	226	-	96	23
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	61	182	243	161	-	82	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11 Site Preparation	2026	-	100	100	100	-	-	-
Highway 1 Selkirk	2026	5	124	129	97	-	32	-
Highway 95 Bridge Replacement	2026	-	90	90	61	-	29	-
Belleville Terminal Redevelopment	2027	4	300	304	262	-	42	-
Highway 1 Goldstream Safety Improvements	2027	15	147	162	162	-		-
Highway 1 Jumping Creek to MacDonald	2027	12	233	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	41	214	255	164	-	91	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	48	2,292	2,340	2,340	-	-	-
Surrey Langley SkyTrain Project	2028	191	3,819	4,010	2,476	-	1,306	228
Fraser River Tunnel Project [8]	2030	77	4,071	4,148	4,148	-	-	-
Total transportation		4,690	15,342	20,032	15,628	751	3,187	466

Housing
Stanley New Fountain [2]	2023	77	1	78	9	-	-	69
Crosstown	2024	54	18	72	61	-	-	11
58 W Hastings	2024	63	95	158	67	-	19	72
1015 Hastings St. Development	2025	29	122	151	110	-	22	19
128 to 134 East Cordova St.	2025	10	156	166	36	-	27	103
320 Hastings St. E. Redevelopment	2025	-	86	86	49	-	5	32
Clark & 1st Ave	2026	8	101	109	75	-	-	34
Total housing		241	579	820	407	-	73	340

Budget and Fiscal Plan - 2024/25 to 2026/27	| 51

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2023/24 Second Quarterly Report released on November 28, 2023.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2023	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Other taxpayer-supported
Nanaimo Correctional Centre Replacement	2024	160	21	181	181	-	-	-
Royal BC Museum – Collections and Research Building	2025	63	207	270	270	-	-	-
Total other taxpayer-supported		223	228	451	451	-	-	-
Total taxpayer-supported		13,284	33,033	46,317	36,270	1,054	3,260	5,733

Power generation and transmission
BC Hydro
– LNG Canada load interconnection project [2]	2021	81	1	82	58	-	-	24
– Mica replace units 1 - 4 generator transformers project [2]	2022	77	12	89	89	-	-	-
– 5L063 Telkwa relocation project [2]	2023	50	3	53	53	-	-	-
– Street light replacement program [2]	2023	58	5	63	63	-	-	-
– Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets [2]	2023	50	6	56	56	-	-	-
– Lake Buntzen 1 Coquitlam Tunnel Gates Refurbishment project [2]	2023	59	8	67	67	-	-	-
– Wahleach refurbish generator project [2]	2023	54	7	61	61	-	-	-
– Capilano substation upgrade project	2024	66	21	87	87	-	-	-
– G.M. Shrum G1 to 10 control system upgrade	2024	69	6	75	75	-	-	-
– Mica modernize controls project	2024	51	5	56	56	-	-	-
– Vancouver Island radio system project	2024	46	7	53	53	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	46	55	101	101	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2025	18	53	71	71	-	-	-
– Site C project [9]	2025	12,893	3,107	16,000	16,000	-	-	-
– Burrard switchyard - control building upgrade project	2026	4	53	57	57	-	-	-
– Mainwaring station upgrade project	2026	25	129	154	154	-	-	-
– Sperling substation metalclad switchgear replacement project	2026	45	31	76	76	-	-	-
– Treaty Creek Terminal - Transmission Load Interconnection (KSM) project	2027	41	68	109	72	-	-	37
– Kootenay Canal modernize controls project	2028	6	55	61	61	-	-	-
– Peace to Kelly Lake stations sustainment project	2028	52	292	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	27	555	582	481	-	97	4
– John Hart dam seismic upgrade project	2029	161	752	913	913	-	-	-
– Bridge River 1 replace units 1-4 generators / governors project	2030	16	297	313	313	-	-	-
Total power generation and transmission		13,995	5,528	19,523	19,361	-	97	65

Other self-supported
ICBC Head Office Relocation	2028	-	164	164	164	-	-	-
Total self-supported		13,995	5,692	19,687	19,525	-	97	65
Total $50 million projects		27,279	38,725	66,004	55,795	1,054	3,357	5,798

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The anticipated total cost was previously reported as $52 million and has been reduced to $43 million to reflect current estimates.

[4]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.

[5]	Project is delivered in two segments, the Chase Creek Road to Chase West reached substantial completion in 2023 and the Chase West to Chase Creek Bridge is expected to complete in 2025.

[6]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2025.

[7]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses, are not.

[8]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.

[9]	The approved project cost estimate is $16 billion, with a project in-service date of 2025 (first and last generating unit in-service in December 2024 and 2025, respectively). The anticipated project cost and cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

52 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Building the Province for the Future

Budget 2024 continues government’s commitment towards addressing critical infrastructure upgrades and new infrastructure in the immediate term and prepares for the future needs of a growing population. A record $43.3 billion in investments over the next three years will continue to deliver the infrastructure in health, education and transportation that British Columbians rely upon. These investments will directly and indirectly create 185,000 jobs over three years.

Building a Strong Health Care System

The Province is delivering new and modern health facilities and improving access to cancer care throughout the province. Additional hospital projects and cancer centres are in business planning to meet growing service demand and ensure British Columbians have access to the health care services they need. The Province continues to fund long-term care centres throughout the province, with construction approved for facilities in Abbotsford, Campbell River, Delta, Richmond, Cranbrook, Colwood, Nanaimo and Vancouver. More facilities are in planning stages with additional business plans expected for approval in areas throughout the province. In addition to these facilities, the Province continues to plan and develop a new medical school at Simon Fraser University.

Affordable Homes for British Columbians

The capital plan includes $2.4 billion in investments over three years to support BC Housing programs including Building BC. Additionally, there is funding to support BC Builds, an initiative to deliver affordable homes for people. More information on these initiatives can be found in the overview of government’s housing strategy on page 8.

More Transportation and Transit Options

Budget 2024 includes $15.5 billion in transportation investments over the next three years. Funding is provided for highway rehabilitation and regional improvements spanning all areas of the province. In addition to major infrastructure projects like the Fraser River Tunnel Project, government is delivering on commitments to facilitate goods and passenger movement through the lower mainland. Advance work has begun to widen Highway 1 to Mount Lehman Road with advance site preparation planned in early 2024 further east between Mount Lehman Road and Highway 11. These investments will alleviate congestion in a growing area of the province.

Transit continues to be a government priority in order for British Columbia to meet its greenhouse gas emission reduction goals. Contract awards for the Surrey Langley SkyTrain are expected in 2024. Construction on the Broadway Subway is expected to complete in 2026. Funding is also provided for BC Transit to address the transit needs of British Columbians in regions throughout the province.

Maintaining Infrastructure for the Next Generation

Government is investing an additional $616 million over the next three years to support the maintenance, repairs, and renewals of provincially owned assets. This funding is essential to the safe operations of provincial highways, hospitals, schools, and other government infrastructure. By maintaining the proper condition of capital investments, government is ensuring longevity and allowing future British Columbians to continue utilizing these assets.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 53

Three Year Fiscal Plan

Provincial Debt

Table 1.9 Provincial Debt Summary1

($ millions unless otherwise indicated)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Taxpayer-supported debt
Provincial government
Operating	4,571	10,275	16,685	21,905
Capital [2]	40,678	46,439	53,356	59,826
Total provincial government	45,249	56,714	70,041	81,731
Taxpayer-supported entities
BC Transportation Financing Authority	21,856	26,066	31,420	37,187
Health Authorities and Hospital Societies	2,380	2,332	2,281	2,226
Post Secondary institutions	895	981	969	978
Social Housing	1,126	1,872	3,368	2,896
Other [3]	357	674	1,103	1,481
Total taxpayer-supported entities	26,614	31,925	39,141	44,768
Total taxpayer-supported debt	71,863	88,639	109,182	126,499
Self-supported debt	31,920	34,628	36,078	38,474
Total provincial debt	103,783	123,267	145,260	164,973
Taxpayer-supported debt to GDP ratio	17.6%	21.0%	24.8%	27.5%
Total provincial debt to GDP ratio	25.4%	29.2%	33.0%	35.8%
Taxpayer-supported debt per capita ($)	13,021	15,622	18,893	21,542
Taxpayer-supported interest bite (cents per dollar of revenue)	3.2	3.8	4.6	5.4

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program. See Topic Box: Building an Inclusive Economy on page 62.

Government obtains financing from outside sources mainly through debt instruments that are to be repaid on future dates. Total provincial debt is projected to increase by $61.2 billion over the fiscal plan period to $165.0 billion by 2026/27.

Taxpayer-supported debt is forecast to increase by $54.6 billion to $126.5 billion by 2026/27 to finance the operating deficits and significant investments in capital infrastructure over the next three years, including $10.2 billion for education projects, $13.0 billion for health facilities, $15.5 billion for transportation sector projects, $2.4 billion for social housing and $2.2 billion for other service delivery agencies and general government.

Increasing debt levels are expected to result in higher debt metrics, with taxpayer-supported debt-to-GDP rising to 27.5 per cent at the end of the fiscal plan period.

Borrowing requirements and debt are affected by changes in the timing of capital project spending as well as the Province’s actual operating results which have generally been better than forecast. As a result, actual debt levels have historically been lower than projected; the current projection for 2023/24 is $3.8 billion lower than in Budget 2023.

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The self-supported debt of commercial Crown corporations is forecast to increase by $6.6 billion over the fiscal plan period, ending at $38.5 billion. This increase is mainly for capital investments related to improving and expanding British Columbia’s hydroelectric generation and distribution assets.

Chart 1.4 Debt to GDP

In spite of the debt level increase, debt servicing costs remain at a historically low level due to low interest rates, particularly in the past three years. However, with rising rates and debt levels, government’s debt servicing costs are expected to rise. A common metric of affordability is the interest bite, or the taxpayer-supported interest cost as a percentage of revenue, which is forecast at 3.2 per cent in 2023/24 and 5.4 per cent in 2026/27.

Chart 1.5 Debt Affordability Among Provinces

* Figures for 2022/23 were sourced from each jurisdiction’s Public Accounts document. 2023/24 forecast figures were sourced from each jurisdiction’s latest fiscal or economic update published from March 2023 through December 2023.

Government’s borrowing requirements over the fiscal plan period are anticipated to total $82.1 billion, which will finance government’s operating and capital investments, as well as refinancing of debt maturities (see Table 1.10).

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Appendix Table A15.

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Three Year Fiscal Plan

Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Relationship Between Surplus (Deficit) and Debt

In addition to operating results, the change in debt is affected by cash balance changes and other working capital changes, as well as the debt financing requirements of government’s capital plan. Table 1.11 reconciles the forecast deficits with changes in debt.

Table 1.10 Provincial Borrowing Requirements

($ millions)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Total provincial debt[1] at beginning of year	89,426	103,783	123,267	145,260
New borrowing [2]	20,187	24,183	29,501	28,390
Direct borrowing by Crown corporations and agencies	6	223	311	238
Retirement of debt [3]	(5,836)	(4,922)	(7,819)	(8,915)
Net change in total debt	14,357	19,484	21,993	19,713
Total provincial debt[1] at year end	103,783	123,267	145,260	164,973
Annual growth in debt (per cent)	16.1	18.8	17.8	13.6

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province
[2]	New long-term borrowing plus net change in short-term debt.
[3]	Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

Table 1.11 Provincial Debt Changes

($ millions)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27
Total provincial debt[1] at beginning of year	89,426	103,783	123,267	145,260
Taxpayer-supported debt changes
Annual deficit	5,914	7,911	7,773	6,288
Non-cash items	(3,012)	(3,170)	(3,455)	(3,686)
Changes in cash balances [2]	(4,382)	(249)	46	100
Changes in other working capital balances [3]	3,302	(1,820)	1,097	532
Taxpayer-supported capital spending	10,107	14,104	15,082	14,083
Annual change in total taxpayer-supported debt	11,929	16,776	20,543	17,317
Self-supported debt changes
Net operating cash flows	(2,324)	(1,944)	(2,505)	(2,227)
Commercial crown capital spending	4,752	4,652	3,955	4,623
Annual change in total self-supported debt	2,428	2,708	1,450	2,396
Annual change in total provincial debt	14,357	19,484	21,993	19,713
Total provincial debt[1] at year end	103,783	123,267	145,260	164,973

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Changes in cash balances include all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

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Risks to the Fiscal Plan

Table 1.12 provides the estimated fiscal impacts of the identified sensitivities for some of the key variables in the fiscal plan projections on an individual basis. However, inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/CDN dollar exchange rate may be partly offset by higher commodity prices.

The assumptions and risk sensitivities for individual revenue sources and major program areas can be found in Appendix Tables A5 and A6, beginning on page 137.

Table 1.12 Key Fiscal Sensitivities

Variable	Increases of	($ millions) Annual Fiscal Impact
Nominal GDP	1%	$200 – $300
Lumber prices (US$/thousand board feet)	$50	$100 – $125 [1]
Natural gas prices (Cdn$/gigajoule)	25 cents	$60 – $120 [2]
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$50
Interest rates	1 percentage point	-$174
Debt	$500 million	-$20 to -$21

[1]	Sensitivity relates to stumpage revenue only.
[2]	Sensitivities can vary significantly especially at lower prices.

Own Source Revenue

The main areas that may affect own source revenue forecasts are B.C.’s overall economic activity, the performance of its major trading partners, the exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors, such as household income, consumer expenditures, housing starts, employment, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests and the Ministry of Energy, Mines and Low Carbon Innovation based on private sector information.

Income tax revenue forecasts are based on projections of household income, net operating surpluses of corporations and the federal government estimates of national corporate taxable income. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates and tax credits can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Government revenues can also be volatile due to the influence of the cyclical natural resource sector in the economy, and the importance of natural resource revenues in the Province’s revenue base. Changes in commodity prices, such as natural gas, lumber or coal may have a significant effect on natural resource revenues and economic growth.

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Three Year Fiscal Plan

The economic and revenue forecasts could be affected by trade related issues, such as the ongoing U.S.-Canada softwood lumber dispute. The imposition of countervailing and anti-dumping duties by the U.S. on Canadian softwood lumber exports has the effects of increasing market uncertainty and volatility as well as increasing costs for Canadian producers. B.C. disagrees with the views that the lumber industry is subsidized or that it sells lumber into the U.S. at below cost or sales value in Canada, and is supporting the federal government in its challenges of the application of duties to the World Trade Organization and under Chapter 19 of the North American Free Trade Agreement and under Chapter 10 of the Canada-United States-Mexico Agreement.

Over the fiscal plan period, the outlook for forest revenue is noticeably lower than in recent years, incorporating lower stumpage rates and volumes. The impacts of the mountain pine beetle infestation and forest fires have reduced the supply of timber available to the forest industry. Government is also protecting more of the oldest and rarest forests through the old growth deferral strategy, while accelerating efforts to build a stronger, more innovative forestry industry.

In addition, the industry continues to pay duties on the exports of softwood lumber products into the United States. As a result, some B.C. communities and residents that are reliant on the forest sector have been adversely affected by the continuing uncertainty and volatility. Actual results for a number of factors, including assumptions for lumber prices, harvest volumes, interest and exchange rates could pose risks to the fiscal plan.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Federal Government Contributions

Potential policy changes regarding federal government allocations, including health and social transfers and cost-sharing agreements, could affect the revenue and the expenditure forecasts. The forecast incorporates preliminary estimates of the cost associated with severe flooding and other events that are eligible for federal government contributions under the Disaster Financial Assistance Arrangements. Expenses and the related federal contributions could be higher or lower depending on the timing of the determination of expenses by the Province and federal validation.

Impacts of Federal Government Policy Changes

Unexpected changes in federal government policies may have a broader impact on the forecast of provincial revenues and spending programs. Changes to immigration targets may affect tax revenue sources and demands for government programs and services. For example, the recently announced cap on international students may impact the student-related revenues and spending of post-secondary institutions.

Crown Corporations

Crown corporations provided financial forecasts and statements of assumptions approved by their boards, which were used to prepare the government’s fiscal plan. These forecasts, along with further details on assumptions and risks, are also included in the service plans of these corporations and agencies, being released with the budget.

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SUCH Sector

The fiscal plan incorporates three-year projections for school districts, post-secondary institutions, and health authorities, based on plans submitted by those entities.

Forecasts for the health authorities have been signed off by the board chairs of the respective health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending pressures.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education and Child Care based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds several demand-driven programs, including those delivered through third-party delivery agencies, such as health care, K-12 and post-secondary education, income assistance and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests and the Ministry of Emergency Management and Climate Readiness include base amounts to fight wildfires and deal with floods and other public emergencies. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Increasing levels of debt result in a higher potential impact from the risk of interest rate increases.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of construction bids) resulting in project costs that are higher than the initial approved budgets. For large capital projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

Other risks affecting capital spending forecasts include:

•	changes in the timing of capital project spending, which may reduce borrowing requirements and debt needed to fund capital investments in the near term;

•	weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

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•	changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of, and wage rates for, skilled workers, and borrowing costs;

•	the accuracy of capital project budget and construction schedule forecasts;

•	the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•	the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of the Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of judgments and settlements). These developments may affect government revenues and/or expenditures in other ministries. Litigation may also impact government agencies and corporations.

Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where these expenses can be reasonably estimated. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the contingencies vote.

Prudence and Risk

The economic, financial, and external variables and factors that impact the estimates of revenues, expenditures, capital spending and debt will change throughout the year as new information becomes available with potentially material impacts. As a result, the actual operating surplus/deficit, capital expenditure and debt figures may differ from the current forecast. Government will continue to update the fiscal plan throughout the year.

Government incorporates a prudent approach in forecasting with the aim of meeting or exceeding budget projections. This prudence is primarily reflected in revenue projections that are supported by various sources of external information, and spending forecasts which include complete costing for approved programs and initiatives. More specifically, the following measures are part of Budget 2024:

•	Economic growth assumptions for the province’s major trading partners are prudent compared to private sector forecasts to reflect external risks. The Budget 2024 projections for British Columbia real GDP are within the range of the outlook provided by members of the Economic Forecast Council.

•	The Budget 2024 natural gas price forecast is lower than the private sector average over the next three years, reflecting the recommendation of Dr. Tim O’Neill in 2013 to adopt more caution in preparing the natural gas royalty forecast. Over the ensuing three years, the Budget 2024 natural gas price projection averages 62 cents lower than the average of the private sector forecasters (see Appendix Table A6 for details).

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•	The Budget 2024 expense forecast includes a Contingencies voted appropriation of $3.9 billion in 2024/25, $3.0 billion in 2025/26 and $3.7 billion in 2026/27. This includes $3.0 billion in future years for priority spending initiatives and caseload pressures. The contingencies allocation also funds programs or initiatives with uncertain costs such as the upcoming FIFA World Cup matches in 2026, where plans and costs are still being developed and refined with partners.

Table 1.13 Budgeting Prudence: Funding in the Contingencies Vote

($ millions)	2024/25	2025/26	2026/27
General Contingencies	3,500	1,700	1,600
CleanBC	385	320	130
Priority spending initiatives and caseload pressures	-	1,000	2,000
Total	3,885	3,020	3,730

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Three Year Fiscal Plan

Building an Inclusive Economy

Government is taking action to support First Nations and the B.C. business sector in developing strong economic development partnerships through the development of a provincial First Nations Equity Financing Framework (‘Framework’). This is a key early measure within our broad commitment to co-develop with First Nations a new fiscal relationship that supports the self-determination and operation of First Nations governments, aligned with rights and principles in the UN Declaration on the Rights of Indigenous Peoples.

A healthy, sustainable economy requires meaningful project involvement and ownership opportunities for First Nations across B.C. First Nations and the business sector have called on the Province to help advance economic inclusion through the development of new equity financing tools. These tools will support First Nations ownership, partnerships and shared prosperity in projects in their territories, and in a wide range of sectors.

Increasingly, companies are seeking to enter into agreements with First Nations, so that projects provide full and meaningful participation in revenue and other benefit generating opportunities. These companies acknowledge that they have a key role to play in advancing equity partnerships and to help support First Nations consent for projects in the province.

Through First Nations equity participation, the benefits of strong project partnerships can be realized, including economic growth, informed decision making, and improved regulatory certainty.

The provincial government is committed to working closely with the federal government as it advances its commitment to establish a national Indigenous Loan Guarantee Program.

Coordination between federal and provincial jurisdictions will help provide a path to streamlined policy development and financing and other supports. The provincial government will be seeking opportunities to align and harmonize federal and provincial approaches where possible.

First Nations are also developing strategic partnerships together, using coalitions, alliances and other cooperative arrangements to advance mutual priorities, maximize benefits, and manage impacts for projects that cross multiple territories. The provincial government will continue to support these partnership efforts and opportunities and anticipates similar support from the federal government.

Budget 2024 Enables Tools for First Nations Equity Financing

While the provincial government continues to work with the federal government on aligning efforts, Budget 2024 establishes enabling tools to help support equity financing opportunities for First Nations. These tools include equity loan guarantees and potentially other supports that may be required for First Nations meaningful participation in projects, where there is shared interest and readiness with the Province.

Given the diversity of priorities and needs of First Nations across B.C., the Framework will consider an equally diverse range of potential projects that can be supported through equity loan guarantees and other forms of assistance. First Nations are advancing opportunities across the full range of sectors, such as agriculture, aquaculture, tourism, natural resources, and more.

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As the Framework takes shape into a provincial program, it will complement other supports and negotiated benefits that the Government continues to pursue with Nations through Government-to-Government partnerships.

The Framework will help ensure that equity financing tools are responsive to First Nation investment priorities, driven by value for both Nations and the Province and reinforced by robust financial due diligence, while being sustainable and affordable within the overall provincial Fiscal Plan.

Budget 2024 includes legislation to establish a First Nations Equity Financing special account. Subject to the approval of the Legislative Assembly, the legislation provides the special account with:

•	A $10 million inaugural balance to help support immediate capacity needs for those First Nations actively considering equity participation in priority projects, as well as for provincial government costs to operationalize the equity loan guarantee program.

•	Authority for Treasury Board to dedicate portions of revenues realized through prioritized projects to the special account.

•	Authority for Treasury Board to expedite provincial government guarantees for equity loans undertaken by First Nations for the purpose of acquiring an equity interest in priority projects. Consistent with the approach in other jurisdictions, the special account will have a cumulative loan guarantee limit of $1 billion and will be reviewed annually.

The special account inaugural balance is a starting point and additional resources will be added to the account as Treasury Board determines requirements to support approved projects and financing plans developed by the Province and First Nations, in partnership with the business community.

The following chart provides a hypothetical illustration of potential provincial loan guarantees over the next five years, assuming that $200 million of new First Nation equity loans is guaranteed each year.

Through the coming months, the Province will consult and cooperate with First Nations, organizations, and engage business leaders across B.C. to help develop a First Nations Equity Financing Framework.

By developing financial tools to support inclusive project partnerships, we will continue to support First Nations self-determination and meaningful participation in economic opportunities.

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PART 2   |   TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2024/25	2025/26
		($ millions)
Tax Targeting Home Flipping Activity
• Introduce a tax targeting home flipping activity	January 1, 2025	11	43
Carbon Tax Act [1]
• Amend biomethane credit refund	April 1, 2024	*	*
Employer Health Tax Act
• Increase employer health tax exemption threshold amount and notch rate	January 1, 2024	(108)	(109)
Income Tax Act
• Introduce the BC Family Benefit Bonus	July 1, 2024	(186)	(62)
• Increase the climate action tax credit	July 1, 2024	(138)	(184)
• Exclude animation productions from the regional and distant location tax credits	June 1, 2024	1	2
• Extend training tax credits	January 1, 2025	(6)	(21)
• Extend shipbuilding and ship repair industry tax credit	January 1, 2025	*	(1)
• Exclude oil and gas exploration expenses from the mining exploration tax credit	February 23, 2024	*	*
Insurance Premium Tax Act
• Introduce exemption for farmers participating in provincial agricultural insurance programs	royal assent	*	*
Assessment Act
• Extend the maximum phase in period for regulated rate changes	royal assent	*	*
• Modify assessment rules for certain property classes for Modern Treaty Nations	royal assent	*	*
Home Owner Grant Act
• Increase threshold for home owner grant phase out to $2.150 million from $2.125 million	January 1, 2024	*	*
Police Act
• Set property tax rates	January 1, 2024	*	*
Property Transfer Tax Act
• Increase threshold for first time home buyers’ exemption	April 1, 2024	(62)	(62)
• Increase threshold for newly built home exemption	April 1, 2024	(40)	(40)
• Enhance exemption for new purpose-built rental buildings	January 1, 2025	(1)	(4)
School Act
• Set provincial residential class school property tax rates	January 1, 2024	*	*
• Set provincial non-residential class school property tax rates	January 1, 2024	*	*
Speculation and Vacancy Tax Act
• Amend definition of registered occupier	January 1, 2024	*	*
Taxation (Rural Area) Act
• Set provincial rural area property tax rates	January 1, 2024	*	*
New Approach to Property Taxation on Nisga’a Lands and Treaty Lands
• Enable Modern Treaty Nations to broadly self-determine assessment and property taxation on their respective treaty lands	January 1, 2025	*	*
Various Acts
• Various technical measures	Various	*	*
Total		(529)	(438)

*	Denotes measures that have no material impact on taxpayers.
[1]	Carbon Tax increases are not shown here as they were included in Budget 2023.

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Tax Measures

Tax Measures — Supplementary Information

For more details on tax changes see:
www.gov.bc.ca/budgettaxchanges

Tax Targeting Home Flipping Activity

Tax Targeting Home Flipping Activity Introduced

Government will introduce legislation through a budget implementation bill in early spring 2024 to impose a new tax on proceeds from the sale of residential real estate in British Columbia. The tax will apply to income from the sale of property that was held for less than two years. The tax rate will be 20 per cent for properties sold within 365 days of purchase, and will decline to zero between 366 and 730 days.

Chart 2.1 Tax Targeting Home Flipping Activity Rate

The tax will apply to income from the sale of properties with a housing unit and properties zoned for residential use. The tax will also apply to income from the assignment of contracts to purchase these properties. The tax will not apply to land or portions of land used for non-residential purposes.

The tax will apply to properties sold on or after January 1, 2025. Properties sold after the effective date will be subject to the tax if purchased within two years of the sale. The tax will apply even if the property was purchased before the effective date.

Exemptions will be available for certain life circumstances that might motivate the sale of a property within two years, such as separation or divorce, death, disability or illness, relocation for work, involuntary job loss, change in household membership, personal safety, or insolvency.

In addition to these exemptions, individuals selling their primary residence within two years of purchase can exclude a maximum of $20,000 when calculating their taxable income.

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The purpose of this tax is to support housing supply, not impede it. Exemptions will be provided for those who add to the housing supply or engage in construction and real estate development.

This tax is to be paid in addition to any federal or provincial income taxes incurred from the sale of property.

Those who sell residential property within two years of purchase are more likely to be middle-aged and higher income. Women who sell residential property within two years of purchase have, on average, lower annual incomes than men who sell residential property within two years of purchase.

Carbon Tax Act

Biomethane Credit Refund Amended

Effective April 1, 2024, the biomethane credit refund is amended to be based solely on the sum of the biomethane credits provided by the qualifying retail dealer in a reporting period. Previously, the refund was based on the lesser of the sum of biomethane credits provided or the total amount of biomethane blended in a reporting period. This change will allow qualifying retail dealers to claim refunds in future periods based on any excess biomethane not needed to fulfil biomethane contracts from previous reporting periods. Refunds cannot be claimed on biomethane acquired or blended more than two years prior to the reporting period.

Employer Health Tax Act

Employer Health Tax Exemption Threshold Increased

Effective January 1, 2024, the employer health tax exemption threshold is increased from $500,000 to $1 million. The notch rate for remuneration above the new exemption threshold of $1 million and below the full rate threshold of $1.5 million is increased from 2.925 per cent to 5.850 per cent.

Income Tax Act

BC Family Benefit Bonus Introduced

Effective July 1, 2024, the BC Family Benefit Bonus is introduced and will be delivered alongside the BC Family Benefit. This measure will enhance the BC Family Benefit for the 2024/25 benefit year and will result in a 25 per cent increase to both the annual benefit amounts and the income thresholds used to determine eligibility for the BC Family Benefit.

The BC Family Benefit Bonus is a temporary increase to the BC Family Benefit for the 2024/25 benefit year with payments beginning July 2024. The annual benefit amounts and adjusted family net income will return to the usual levels following the end of the 12-month benefit period.

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Tax Measures

The BC Family Benefit is provided on a family basis and includes a single-parent supplement. The increase to the annual benefit amounts will support slightly more women with children than men. Every family that currently receives the BC Family Benefit will see an increase to their payment amounts. The BC Family Benefit Bonus will expand the number of recipients by almost 25 per cent, with over 70 per cent of BC families being eligible for the payment.

Climate Action Tax Credit Increased

Effective July 1, 2024, the maximum annual climate action tax credit payment is increased from $447 to $504 for an adult, from $223.50 to $252 for a spouse or common-law partner, and from $111.50 to $126 per child. Single-parent families will continue to receive the spouse or common-law partner amount for the first child in the family. Income thresholds, at which point the credit begins to be phased out, will also be increased.

The climate action tax credit helps offset the effects of carbon taxes paid by low- to moderate-income individuals and families. It is being increased to reflect the scheduled carbon tax rate increase this year.

The tax credit primarily benefits young people and seniors, with these two groups representing 61 per cent of recipients. Women are slightly more likely to receive a benefit, making up roughly 54 per cent of recipients.

Animation Productions Excluded from the Regional and Distant Location Tax Credits

Effective June 1, 2024, the regional and distant location tax credits are amended to exclude animation productions from eligibility. The change applies for animation productions under either the Film Incentive BC tax credit or the production services tax credit with principal photography beginning on or after June 1, 2024.

The change will prevent a growing trend of animation companies using the credit to subsidize remote teleworkers, which is not the intended use of the credit.

Animation productions will remain eligible for the basic tax credits under the Film Incentive BC and the production services tax credits, as well as the digital animation, visual effects and post-production services tax credits.

Training Tax Credits Extended

The training tax credit for employers will be extended for three years to the end of 2027, and the training tax credit for individuals will be extended for one year to the end of 2025.

The training tax credits support a diverse workforce by providing both apprentices and employers with an enhanced credit for apprentices with disabilities or who are First Nations. Over the past decade, the enhanced credit has helped fund almost 1,640 apprentice positions.

Shipbuilding and Ship Repair Industry Tax Credit Extended

The shipbuilding and ship repair industry tax credit is extended for two years to the end of 2026.

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The shipbuilding and ship repair industry tax credit supports a diverse workforce by providing an enhanced credit for apprentices with disabilities or who are First Nations. More than 10 per cent of apprentices hired by employers applying for the tax credit are First Nations.

Oil and Gas Exploration Expenses Excluded from the Mining Exploration Tax Credit

Effective February 23, 2024, oil and gas exploration expenditures will no longer qualify for the mining exploration tax credit. This amendment follows similar federal government changes to the mining flow-through share tax credit regime to exclude fossil fuel exploration expenditures from eligibility.

Insurance Premium Tax Act

Exemption for Farmers Enrolled in Provincial Agricultural Insurance Programs Introduced

Effective on royal assent, farmers are exempt from insurance premium tax when paying premiums for provincial agricultural insurance programs offered by the Ministry of Agriculture and Food.

Assessment Act

Maximum Phase In Period for Regulated Rate Changes Extended

Effective on royal assent, BC Assessment will have the authority to phase in substantial assessment increases from three to five years for certain linear properties, such as railway tracks, fibre optic cables, and electrical transmission lines.

These linear properties are valued annually through a regulation approved by the BC Assessment board of directors based on industry costing manuals that calculate average current building replacement costs. Updating the costing model for linear properties can result in significant valuation increases for certain industries. The increase from three to five years for phasing in value changes will provide BC Assessment with more flexibility to implement larger increases in assessed values when costing models are updated.

Police Act

Police Tax Rates Set

The police tax is a provincial property tax to help recover the Province’s costs of policing in rural areas and small municipalities with populations below 5,000.

The Police Act allows for up to 50 per cent of legislated costs to be recovered through the police tax. Additional policy-based deductions further reduce the revenue. Effective for the 2024 tax year, the police tax rate is set to recover 33 per cent of legislated costs, after policy-based deductions, consistent with the policy in place since 2023.

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Tax Measures

Property Transfer Tax Act

First Time Home Buyers’ Exemption Threshold Increased

The first time home buyers’ exemption eliminates the property transfer tax liability for eligible first time home buyers, provided the fair market value of the purchase is below the designated threshold.

Effective April 1, 2024, the threshold is increased from a fair market value of $500,000 to $835,000, with the first $500,000 exempt from property transfer tax. The phase out range is $25,000 above the threshold, with the complete elimination of the exemption at $860,000. Qualifying properties with a fair market value under $500,000 will be completely exempt from property transfer tax.

The majority of first time home buyers are under the age of 35. The increased threshold will primarily benefit qualifying purchasers in urban areas.

Newly Built Home Exemption Threshold Increased

The newly built home exemption exempts qualifying purchasers from property transfer tax for the purchase of a principal residence. Effective April 1, 2024, the fair market value threshold is increased from $750,000 to $1,100,000. The phase out range is $50,000 above the threshold, with the complete elimination of the exemption at $1,150,000 for qualifying newly built homes.

The exemption applies to those who purchase new homes valued under the program threshold and meet program criteria. On average, individuals with sufficient income or wealth to purchase a new home have higher incomes than renters. The increased threshold will primarily benefit qualifying purchasers in urban areas.

Exemption for New Purpose-Built Rental Buildings Enhanced

Effective for transactions that occur between January 1, 2025, and December 31, 2030, purchases of new qualifying purpose-built rental buildings will be exempt from the general property transfer tax. Purpose-built rental buildings are those that are non-stratified and held as rentals, on a monthly basis or longer, for at least 10 years. The residential portion of the building must be entirely used for rental purposes and have at least four apartments. This exemption builds on the further two per cent property transfer tax exemption for new purpose-built rentals announced in Budget 2023 and the rental housing revitalization tax exemption provided in Budget 2018. It further encourages the construction of new purpose-built rental buildings to address housing affordability.

School Act

Provincial Residential Class School Property Tax Rates Set

The longstanding rate setting policy is that average residential class school property taxes, before application of the home owner grant, increase by the previous year’s provincial inflation rate. This rate-setting policy has been in place since 2003 and continues in 2024.

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Tax Measures

The tax rate policy seeks to achieve an equitable balance between taxpayers in different areas of the province. Tax rates are lower in school districts that have the highest average assessed values. Still, a residential taxpayer with an average home value in a school district with low average values pays less school tax on their home than a taxpayer with an average home value in a school district with higher average assessed values.

Provincial Non-Residential Class School Property Tax Rates Set

A single province-wide school property tax rate is set for each of the non-residential property classes. Consistent with long-standing policy, the rates for 2024, except for the rate for the industrial property classes, will be set so that non-residential class school tax revenue will increase by inflation plus tax on new construction from the 2023 tax revenues. The light industry class tax rate will be set at the same rate as the business class tax rate, consistent with the policy announced in Budget 2008.

From 2005 to 2023, the rate setting policy was to increase non-residential class school tax revenue by inflation plus tax on new construction, except for the 2020 tax year when significant property tax relief was delivered to commercial property classes through a reduction in school property tax rates.

Effective for the 2023 taxation year, the provincial industrial property tax credit for class 4 major industry is removed. The 2024 major industry school tax rate will be reduced to offset the removal of the credit.

Speculation and Vacancy Tax Act

Definition of Registered Occupier Amended

Effective January 1, 2024, a person who possesses a residential property under a lease registered in the Land Title and Survey Authority of British Columbia will be treated as the registered occupier of the property for the purpose of the speculation and vacancy tax and be responsible for the tax. This shifts the speculation and vacancy tax responsibility from fee simple owners of a leasehold property to registered leaseholders who have control over how the property is used.

Registered leaseholders who are not already required to declare in 2024 will declare for the first time in 2025, based on the use of the property in 2024.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

A single rural area residential property tax rate applies province wide. The longstanding rate-setting policy that average residential rural property taxes increase by the previous year’s provincial inflation rate continues for 2024.

Consistent with longstanding policy, non-residential rural area property tax rates are set so that total non-residential rural area tax revenue increases by the consumer price index plus tax on new construction.

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Tax Measures

With the exception of utility and industrial properties in the Peace River Regional District, there is one rural tax rate per property class province wide. This means the tax falls more heavily in areas where average values are higher. The effect is relatively minor because average values do not vary widely in rural areas across British Columbia.

Modern Treaty Nation Property Taxation

A New Approach to Property Taxation on Nisga’a Lands and Treaty Lands Introduced

Effective for the 2025 taxation year, the Province will no longer impose a requirement for property taxation to apply on Nisga’a Lands or the Treaty Lands of a Modern Treaty Nation. Amendments to the Nisga’a Final Agreement Act and the Treaty First Nation Taxation Act will broadly enable Modern Treaty Nations to self-determine property taxation on their respective treaty lands, including whether and how to exercise their own assessment and property taxation laws and policies. Modern Treaty Nations will continue to contribute to applicable provincial services, such as regional hospital districts.

Effective on royal assent, amendments to the Assessment Act will also better align provincial assessment rules with the unique aspects of Nisga’a Lands and Treaty Lands as well as Modern Treaty Nation governance.

These measures are the result of collaborative engagement with the Modern Treaty Nations, and First Nations who are advanced in the BC treaty negotiations process. They align with government’s reconciliation commitments to self-determination and inherent right of self-government under the Shared Priorities Framework and the Declaration Act Action Plan.

Various Acts

Various Technical Measures

●	The Provincial Sales Tax Act is amended:

–	effective July 1, 2024, to reduce the availability of PST refunds where a person acts as though they are the end purchaser of goods but are actually acquiring the goods for export and resale outside British Columbia;

–	effective April 1, 2013, to clarify the definition of software for the purposes of the PST; and

–	effective on royal assent, to enable a PST refund to a person who purchases goods from a seller who did not collect PST, when the purchaser self-assesses PST but then returns the goods for a refund.

●	The Provincial Sales Tax Exemption and Refund Regulation is amended:

–	effective February 23, 2024, to clarify that projects that use sunlight, wind, tides, air, or water to manufacture clean energy qualify for the production machinery and equipment exemption; and

–	to clarify the rules for when services are provided with taxable leased goods.

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●	Effective on royal assent, the Carbon Tax Act, Motor Fuel Tax Act, and Provincial Sales Tax Act are amended to provide discretionary authority for the director to require online only filings and submission of information or documents.

●	Effective July 1, 2024, the Carbon Tax Act, Motor Fuel Tax Act, and Provincial Sales Tax Act are amended to update offence provisions and administrative penalties to match those in similar B.C. tax statutes.

●	Effective on royal assent, the Motor Fuel Tax Act and the Financial Administration Act are amended to enable B.C.’s regulations for interest payable under the International Fuel Tax Agreement to automatically adopt interest rule changes.

●	The Income Tax Act is amended:

–	effective December 15, 2022, to ensure that the general anti-avoidance rule applies to abusive transactions that may result in future tax benefits, for transactions that occur on or after April 7, 2022;

–	effective October 18, 2022, to update how federal amendments to administrative provisions are adopted by the climate action tax credit and to exclude the adoption of certain federal payments;

–	effective January 1, 2023, to clarify an individual’s eligibility for the renter’s tax credit for taxation years that the individual is a bankrupt; and

–	effective January 1, 2024, to clarify an individual’s eligibility for the refundable sales tax credit for taxation years that the individual is a bankrupt.

●	The Income Tax Act is amended effective the date of the relevant federal change:

–	to require payments over $10,000 to the Receiver General for Canada be made electronically. This applies to payments made after 2023; and

–	to provide that a notice of assessment sent to an agreeing taxpayer is received on the day that the notice of assessment is made available to the taxpayer via electronic means.

●	Effective December 3, 2023, the Income Tax Act is amended to extend the determination period for the B.C. emergency benefit for workers program for claimants who received a notice of determination dated after October 23, 2023, and on or before December 2, 2023. This extended determination period gives applicants who were denied the benefit close to the end of the benefit’s normal determination period an opportunity to have their file reviewed if they provide additional information to establish their eligibility for the benefit.

●	The Interactive Digital Media Tax Credit Regulation is amended:

–	effective September 1, 2024, to add gambling with currency to the list of ineligible products; and

–	to clarify a reference to the Minister of Finance.

●	Effective on royal assent, the Income Tax Act is amended to extend the clean building tax credit deadlines by six months to September 30, 2027, by which:

–	a certificate can be given by a qualified person; and

–	an application for certification by the Minister of Finance can be filed.

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Tax Measures

●	The Property Transfer Tax Act is amended:

–	effective October 1, 2024, to clarify the calculation of interest on an amount of tax owing to the government;

–	effective October 1, 2024, to calculate interest on overpaid tax in accordance with the Interest on Overdue Accounts Payable Regulation; and

–	effective on royal assent, to allow the administrator to impose penalties for failure to provide required information.

●	The Speculation and Vacancy Tax Act is amended:

–	effective on royal assent, to replace the reference to “the date this Act received First Reading in the Legislative Assembly” with “October 16, 2018”; and

–	effective November 27, 2018, to provide that, if the administrator exercises their discretion to examine a declaration submitted after December 31 in the third year after the end of the applicable calendar year, the administrator has six years from the date the declaration is received to assess the owner for an assessable amount for that calendar year.

●	Effective June 1, 2024, the Assessment Authority Act is amended to transfer the authority to approve BC Assessment’s annual budget and levy request from the Lieutenant Governor in Council to Treasury Board.

●	Effective on royal assent, the Carbon Tax Act, Employer Health Tax Act, Home Owner Grant Act, Insurance Premium Tax Act, Logging Tax Act, Mineral Tax Act, Motor Fuel Tax Act, Property Transfer Tax Act, Provincial Sales Tax Act, Speculation and Vacancy Tax Act, and Tobacco Tax Act are each amended to harmonize and modernize the appeal to minister provisions in those statutes.

●	Effective on a date to be specified by regulation, the Carbon Tax Act, Employer Health Tax Act, Insurance Premium Tax Act, Logging Tax Act, Mineral Tax Act, Motor Fuel Tax Act, Property Transfer Tax Act, Provincial Sales Tax Act, Speculation and Vacancy Tax Act, and Tobacco Tax Act are each amended:

–	to add regulation making authority governing the rules for tax appeals to the Supreme Court of British Columbia; and

–	to provide that the application of the Supreme Court Civil Rules to tax appeals conducted by way of petition proceedings to the Supreme Court of British Columbia are subject to the regulations.

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Tax Measures

Carbon Pricing and the Climate Action Tax Credit

British Columbia is recognized as a leader in protecting and preserving the environment as well as ensuring British Columbians benefit from the transition to the clean economy.

Carbon pricing is recognized as an effective, transparent, and efficient way to encourage greenhouse gas emission reductions across the economy at the lowest cost to consumers, businesses, and government.

In B.C., the carbon tax applies to the purchase and use of fossil fuels. As the tax is broad-based, it applies to anyone who purchases or uses those fossil fuels unless a specific exemption applies.

In December 2020, the federal government announced that all provinces and territories must have a carbon price that increases by $15 per tonne annually starting in 2023 until it reaches $170 per tonne in 2030.

Budget 2023 implemented annual increases to the tax to align with federal requirements. B.C.’s carbon tax is currently at $65 per tonne, and will increase every April 1 by $15 per tonne until rates are equal to $170 per tonne in 2030.

Climate Action Tax Credit Enhancements

Budget 2024 ensures that revenue from the increase to the carbon tax to $80/tonne of CO2 equivalent effective April 1, 2024 is more than fully allocated to the climate action tax credit. For 2024/25, the new revenue1 from the carbon tax increase is forecast to be $2292 million, while the new spending on the Climate Action Tax Credit enhancements is forecast to be $687 million.

The carbon tax will increase to $95/tonne CO2 equivalent effective April 1, 2025.

In 2025/26, new cumulative revenue from the carbon tax increases, including revenue from the new OBPS, is forecast to be $649 million while new spending on the Climate Action Tax Credit enhancements is forecast to be $876 million.

Budget 2023 announced government’s intention to increase the climate action tax credit threshold for eligibility, to provide a full or partial credit to over 80 per cent of households by 2030.

The following table shows the planned annual increases to the climate action tax credit for the upcoming benefit years. The planned increases are based on current estimated carbon tax revenues.

Increases to climate action tax credit amounts 2023/24 to 2025/26

Benefit year (July to June)	Adult	Spouse or common- law	Child
2023/24	$447.00	$223.50	$111.50
2024/25	$504.00	$252.00	$126.00
2025/26	$606.00	$303.00	$151.50

Government will continue to monitor revenues from the new carbon pricing framework on an annual basis and prioritize directing incremental revenues to relief for people through the climate action tax credit.

[1]	New revenue and new spending denote the amounts above the $50 per tonne carbon price. The revenue related to carbon prices at $50 per tonne and below was recycled back through previous revenue-neutral measures as well as climate action tax credit, CleanBC, and other climate-related investments.

[2]	Incremental forecast revenues for 2024/25 are impacted by lower fuel volumes and the transition to the output-based pricing system.

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Tax Measures

Climate Change Accountability Report

In addition to the Climate Action Tax Credit, the Province is investing in measures to build a cleaner economy and prepare communities for our future climate. This includes investments to help people with costs by providing free public transit for children 12 and under, making it easier to charge zero-emission vehicles in the province and residential retrofit rebates, which include funding for income-qualified participants to save energy and make homes more comfortable. Refer to page 19 for more details on new Budget 2024 spending measures for CleanBC.

Information about all CleanBC programs can be found in the Ministry of Environment and Climate Change Strategy’s annual Climate Change Accountability Report. The report details actions taken to reduce emissions and manage climate change risks, and the associated expenditures in both the previous fiscal year and most recent budget. Through this report, government provides an update on both climate-related investments and the revenues generated by the carbon tax.

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PART 3 | BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK 1

Summary

B.C.’s economy posted modest growth last year, softening against a backdrop of higher interest rates, slowing domestic and global economic activity, as well as geopolitical and climate-related disruptions. The labour market experienced moderate expansion, supported by high immigration, and home construction remained strong. Meanwhile, home sales and exports trended down, and consumer spending slowed. While some sectors have been impacted more than others, the broader provincial economy remains well positioned to face uncertainties and weather ongoing economic challenges.

The Ministry of Finance (Ministry) estimates that the economy expanded by 1.0 per cent in 2023. Looking ahead, the Ministry forecasts economic growth will slow to 0.8 per cent in 2024 before rising to 2.3 per cent in 2025. The modest growth projection for 2024 largely reflects the impact of high interest rates weighing on business investment and global economic activity. As these factors subside, economic growth is expected to strengthen in 2025, supported by steady employment and wage growth, gains in consumer spending, solid investment activity, and higher exports as global economies recover from the slowdown. Over the medium-term (2026 to 2028), real GDP growth is expected to range between 2.3 per cent and 2.4 per cent annually. Overall, the Ministry’s forecast for B.C. real GDP growth is within the range of the outlook provided by the Economic Forecast Council.

Chart 3.1 Ministry’s Outlook for B.C. Compared to Private Sector

B.C. real GDP (annual per cent change)

The main downside risks to B.C.’s economic outlook include persistent price pressures potentially leading to interest rates remaining higher for longer, as well as weaker global economic activity. Other risks include climate change impacts, a slowdown in the housing market, volatility in commodity and financial markets, as well as the economic impacts of international geopolitical conflicts.

[1]	Reflects information available as of February 7, 2024, unless otherwise indicated.

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British Columbia Economic Review and Outlook

British Columbia Economic Activity and Outlook

B.C.’s economic momentum slowed in 2023, with strength observed in some sectors while others saw declines. Last year, employment recorded moderate growth, supported by strong immigration. Housing starts reached a record high despite financing, construction cost and labour challenges. On the other hand, the impact of higher interest rates was evident in lower home sales and prices, as well as subdued retail sales. In addition, falling commodity prices, particularly for lumber, natural gas and coal, weaker demand, as well as the port labour relations dispute in July led to lower merchandise exports.

Table 3.1 British Columbia Economic Indicators

	Third Quarter	Fourth Quarter	Annual[1]
All data seasonally adjusted, per cent change	Jul. to Sep. 2023 change from Apr. to Jun. 2023	Oct. to Dec. 2023 change from Jul. to Sep. 2023	Jan. to Dec. 2023 change from Jan. to Dec. 2022
Employment	+0.5	+1.1	+1.6
Manufacturing shipments[2]	-1.1	+2.4	-6.7
Exports	-4.6	+7.9	-13.1
Retail sales[2]	-0.3	+0.8	+0.8
Consumer price index[1,3]	+3.4	+3.1	+3.9
Housing starts	-8.1	+8.7	+8.1
Residential sales units	-5.7	-14.8	-9.2
Residential average sale price	+0.8	-1.9	-2.6
Non-residential building permits	+25.4	-39.8	-3.1

1 Non-seasonally adjusted data

2 Data to November

3 Quarterly calculations for CPI are year-over-year, e.g. Third Quarter is Jul. to Sep. 2023 change from Jul. to Sep. 2022

The Ministry’s estimates for B.C. real and nominal GDP growth in 2023 are similar to the Second Quarterly Report as the economy has broadly evolved in line with prior expectations. In particular, the estimate for B.C. real GDP growth of 1.0 per cent in 2023 remains unchanged while the estimate for nominal GDP growth has been revised up slightly, to 3.2 per cent from 3.1 per cent.

Looking ahead, high interest rates are expected to continue to weigh on the province’s economic performance in 2024 as they work to dampen domestic and global demand. The Ministry’s forecast for B.C. real GDP growth in 2024 was increased to 0.8 per cent from the Second Quarterly Report forecast of 0.7 per cent. This slight upward revision partially reflects improvements in consumer spending, supported by strong population growth. The forecast for nominal GDP growth in 2024 was revised down to 3.3 per cent from 3.5 per cent in the Second Quarterly Report, partly due to lower expectations for commodity prices.

B.C.’s economic performance is forecast to improve in 2025 as the impacts of high interest rates fade, with real GDP growth of 2.3 per cent and nominal GDP growth of 4.4 per cent. B.C.’s economy is expected to strengthen over the medium-term. The labour market is expected to remain stable, with robust job gains in the 2025 to 2028 period. Inflation is forecast to ease towards the Bank of Canada’s target rate of around 2 per cent. Consumer spending growth is projected to improve in 2025 and going forward as the labour market continues to expand and interest rates start to trend down. Residential construction is forecast to strengthen, supported by recent government housing policies. Home sales activity is expected to normalize in response to interest rate cuts and supply increases. On the trade front, export growth is forecast to be supported by LNG production.

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Labour Market

Following strong growth in 2022, B.C.’s labour market experienced moderate gains in 2023, with most of the job expansion recorded in the last five months of the year. Overall, employment rose by 1.6 per cent last year (+43,900 jobs). The composition of jobs improved, with 49,500 net new full-time jobs offsetting a decline of 5,600 part-time jobs. The annual increase in net new full-time jobs reflects continued employment growth among women, who filled 56.6 per cent of those jobs. Job creation was balanced between the public sector (+26,100 jobs) and self-employment (+24,000 jobs) while private sector employment declined (-6,300 jobs).

Chart 3.2 B.C. Employment

On an industry basis, employment gains in 2023 were concentrated in the service sector (+53,200 jobs), led by education services (+16,600 jobs), finance, insurance, real estate, rental and leasing (+11,600 jobs), as well as accommodation and food services (+9,200 jobs). Meanwhile, employment in the goods sector was lower than the previous year (-9,200 jobs), primarily reflecting job losses in manufacturing (-12,300 jobs).

B.C.’s unemployment rate has risen from the historical lows observed in 2022 as labour force expansion outpaced job gains in 2023. B.C.’s unemployment rate averaged 5.2 per cent in 2023, up from 4.6 per cent in 2022. Meanwhile, job vacancies in the province have been easing, with the job vacancy rate reaching 4.2 per cent in November 2023, down from its peak of 7.1 per cent in December 2021.

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British Columbia Economic Review and Outlook

B.C.’s labour force expanded by 2.2 per cent in 2023, up from 1.0 per cent growth in 2022. Labour force expansion was driven by more landed immigrants looking for jobs last year (+2.5 per cent), surpassing growth among those born in Canada (+0.5 per cent). B.C.’s labour force participation rate rose to 65.2 per cent in 2023 from 65.1 per cent in 2022 as the participation rate for the prime-age group (25-54 years) increased to 88.3 per cent from 88.0 per cent. While the labour force participation rate for the prime-age group has surpassed its pre-pandemic five-year average, there has been a decline in the labour force participation rate among the 55+ years age group. An aging population poses a challenge for labour markets in B.C. and across the country.

Employee compensation (i.e., aggregate wages, salaries, and employers’ social contributions) in B.C. in the first nine months of 2023 was 6.1 per cent higher than the same period of 2022, reflecting job gains and rising wages. The average hourly wage rate rose by 6.5 per cent in 2023 compared to 2022. On average, wages grew faster than the consumer price index for B.C., which increased by 3.9 per cent in 2023.

Outlook

The outlook for B.C.’s labour market remains stable, supported by strong immigration. However, the labour market is expected to face headwinds in 2024, reflecting the broader domestic and global economic slowdown. The Ministry forecasts employment in B.C. to increase by 0.9 per cent in 2024 (approximately +25,900 jobs), followed by annual growth of 1.5 per cent in 2025 (approximately +43,100 jobs), and over the medium-term.

The province’s unemployment rate is expected to average 6.1 per cent in 2024 and 5.9 per cent in 2025, reflecting solid labour force growth alongside weaker economic activity, before trending down to average 5.1 per cent by 2028.

Employee compensation is expected to rise by 5.5 per cent in 2024, reflecting strong wage growth amid slow job gains. Over the balance of the forecast horizon, employee compensation is projected to grow by between 4.0 per cent and 4.9 per cent annually.

Demographics

B.C.’s population on July 1, 2023 was 5.52 million people, up 3.0 per cent from the same date in 2022 and the highest growth rate since 1994. During the January to September period of 2023, the province welcomed 151,437 net migrants, up 27.3 per cent compared to the same period of 2022.

Underlying the increase in net migration was higher net international migration (from +110,520 persons to +157,333 persons), with a significant increase in the number of net non-permanent (temporary) residents (from +63,457 persons to +107,625 persons). The number of temporary residents in the first nine months of 2023 set a new record and has surpassed the number of temporary residents in both 2021 and 2022 combined. The rise in international migration to B.C. and other provinces reflects higher immigration targets for permanent residents introduced by the federal government in recent years, and an expansion of federal immigration programs for temporary residents.

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The rise in net international migration offset a decline in net interprovincial migration (from +8,470 persons to -5,896 persons). B.C. has experienced an outflow of interprovincial migrants in the last five consecutive quarters, largely due to out-migration to Alberta.

Outlook

B.C.’s July 1 population is projected to increase by 2.8 per cent in 2024, 1.9 per cent in 2025, and then by 1.6 per cent on average over the 2026 to 2028 period.

Total net migration is forecast to reach about 184,800 persons in 2023, 125,600 persons in 2024, and 92,300 persons in 2025. The moderation in the total net migration forecast largely reflects a slowdown in temporary residents as the recent high levels are expected to normalize. During this period, B.C. is expected to experience a net loss of interprovincial migrants while international migrants are the sole driver of growth in total net migration. Total net migration is projected to average around 96,200 persons annually in the 2026 to 2028 period. International migrants are expected to account for approximately 90 per cent of total migrants over the medium-term.

Consumer Spending and Inflation

Higher interest rates and high prices continued to soften consumer demand and reduce purchasing power. Further, Statistics Canada reported that the port labour relations dispute in B.C. impacted retailers through the summer of 2023. Consumer spending on goods remained muted throughout most of last year as a result, but has picked up since September. Year-to-date to November 2023, B.C. nominal retail sales rose by 0.8 per cent compared to the same period of 2022. Meanwhile, consumer prices rose by 4.0 per cent over the same period, indicating a lower volume of sales. Year-to-date sales growth was led by increased spending at clothing, accessories and related retailers (+12.6 per cent), health and personal care retailers (+10.3 per cent) and general merchandise stores (+5.8 per cent). Declines in spending were led by lower sales at gasoline stations (-7.9 per cent), sporting goods, hobby and related retailers (-11.5 per cent), as well as building material and garden equipment and supplies dealers (-14.1 per cent).

Chart 3.3 B.C. Retail Sales

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British Columbia Economic Review and Outlook

Sales at food services and drinking places in B.C., a component of the service sector, rose by 11.1 per cent year-to-date to November 2023 compared to the same period of 2022, partly due to higher prices.

Last year, consumer sentiment was weighed down by higher interest rates, persistent inflation and slowing economic conditions. The Conference Board of Canada’s consumer confidence index for B.C. reached a record low in September 2023, below the levels seen in the early months of the COVID-19 pandemic. Although sentiment has improved since then, overall in 2023 as well as in January 2024, consumer confidence remained weaker compared to the previous year. At the national level, the Bank of Canada’s latest Canadian Survey of Consumer Expectations (conducted in November 2023) noted that higher interest rates and increased living expenses remained key concerns for Canadian consumers, leading to reduced spending to help alleviate these financial pressures.

In 2023, price pressures in B.C. moderated among a broad number of goods and services but remained elevated. B.C.’s consumer price inflation eased to 3.4 per cent in December 2023, down from its peak of 8.1 per cent in May 2022. Overall, B.C.’s inflation rate averaged 3.9 per cent last year, following the fastest annual growth rate in four decades of 6.9 per cent in 2022. Annual price growth last year was led by shelter (+5.7 per cent) and food (+7.1 per cent). Higher shelter prices reflect faster growth for mortgage costs and rent last year, as mortgages were initiated or renewed at higher borrowing rates while strong immigration and rising homeownership costs for potential homebuyers put upward pressure on rental demand. Shelter inflation had been trending lower until August 2023 when it started to accelerate again, following the Bank of Canada’s resumption of interest rate increases in June and July. While food inflation has been decelerating from its high of 10.2 per cent in January 2023, the December 2023 reading of 5.4 per cent was still well above headline inflation. On the other hand, lower gasoline prices drove the deceleration of inflation in 2023. Annually, gasoline prices were 4.7 per cent lower in 2023 compared to the previous year.

Chart 3.4 B.C. Inflation

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Outlook

Consumer spending is expected to remain subdued in the near-term as high interest rates and still-elevated prices reduce consumer demand and purchasing power. The Ministry estimates that real household consumer spending advanced by 1.3 per cent in 2023. The Ministry forecasts that real household consumption will increase by 2.3 per cent in 2024, followed by 2.2 per cent in 2025. Annual growth is then expected to be between 2.4 per cent and 2.8 per cent over the 2026 to 2028 period.

The Ministry estimates that nominal retail sales increased by 0.8 per cent in 2023. Retail sales are forecast to grow by 2.3 per cent in 2024, 3.4 per cent in 2025, and by 3.7 per cent on average over the 2026 to 2028 period.

Consumer price pressures, particularly for shelter, are anticipated to persist in the near-term. Consumer price inflation in B.C. is forecast to be 2.7 per cent in 2024 and is expected to fall to 2.2 per cent in 2025 and 2.0 per cent in 2026 and for the balance of the forecast horizon, as monetary policy works to bring inflation down to the Bank of Canada’s target of around 2 per cent.

Housing

B.C. housing markets have been responding to the impacts of monetary policy tightening. While home sales picked up in the first half of last year when the Bank of Canada paused interest rate increases, sales began to slow in the second half of the year as the Bank resumed hiking interest rates in June and July. Overall in 2023, home sales fell to the lowest level in a decade and were down by 9.2 per cent compared to 2022. Sales decreased in nearly every region in B.C., including large markets such as Greater Vancouver (-10.0 per cent), Okanagan-Mainline (-16.3 per cent), Fraser Valley (-4.1 per cent) and Victoria (-8.7 per cent).

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Last year, following consecutive monthly increases in earlier months, the MLS average home sale price in B.C. trended down slightly as the sales-to-new-listings ratio improved, leading to more balanced market conditions. Overall, the MLS average home sale price was 2.6 per cent lower than in 2022. Nevertheless, affordability challenges remain with higher mortgage rates and still-elevated price levels.

Chart 3.5 B.C. Home Sales and Price

Meanwhile, MLS composite benchmark house prices (which incorporates benchmark attributes by dwelling type in each region) decreased across all major markets in B.C. in 2023. Declines were observed in the Fraser Valley (-10.4 per cent), Vancouver Island (-6.5 per cent), Victoria (-6.3 per cent), Okanagan Valley (-4.5 per cent) and Greater Vancouver (-3.2 per cent).

Chart 3.6 Greater Vancouver HPI Benchmark Price

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In 2023, home construction in B.C. was resilient to tighter financing conditions, skilled-labour shortages and rising construction costs. Despite some moderation in the third quarter (July to September), housing starts remained strong and totaled 50,490 units in 2023, the highest annual pace on record and 8.1 per cent higher compared to 2022. Among segments, single-family housing starts fell by 29.7 per cent while multi-family housing starts rose by 18.2 per cent last year. All major Census Metropolitan Areas (CMA) in B.C. saw growth in homes under construction, reflecting the strength observed in housing starts. However, home completions were mixed last year, with declines in the Vancouver and Kelowna CMAs while the Victoria and Abbotsford CMAs experienced increases.

Chart 3.7 B.C. Housing Starts

Residential building permits (a leading indicator of home construction) eased in 2023 following strong growth in the previous two years, signaling potential moderation in homebuilding activity going forward. Last year, the value of both single-dwelling and multiple-dwelling permits fell by 18.3 per cent compared to 2022. Also, the total number of residential units permitted was down by 16.5 per cent. Furthermore, in 2023, the unsold inventory of newly completed homes was higher in the CMAs of Vancouver, Victoria and Abbotsford compared to 2022.

Outlook

The Ministry expects home sales activity to rebound in 2024 from slow activity in 2023. The Ministry forecasts unit home sales to increase by 10.2 per cent in 2024, followed by growth of 7.1 per cent in 2025 as the effects of higher interest rates fade. Home sales are expected to average 2.0 per cent growth in the 2026 to 2028 period. The average home sale price in B.C. is expected to rise by 2.3 per cent in 2024, followed by growth of 2.9 per cent in 2025, and then grow by 2.5 per cent annually on average in the medium-term. Putting unit sales and prices together, the total value of home sales is forecast to increase by 12.7 per cent in 2024 and 10.2 per cent in 2025, and then average 4.6 per cent growth over the medium-term.

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The Ministry expects B.C. housing starts to total approximately 46,100 units in 2024, reflecting the impacts of higher interest rates, increased construction costs, skilled-labour shortages, as well as the broader economic slowdown. The Ministry forecasts B.C. housing starts to total around 47,300 units in 2025, and average around 50,500 units per year over the 2026 to 2028 period, supported by population growth, public sector investment and recent government housing legislation introduced to encourage more homebuilding in the province.

Business and Government

Non-residential construction permitting eased in 2023 from the high levels seen in 2022. The total value of non-residential building permits fell by 3.1 per cent in 2023 compared to the prior year. This decline was driven by lower permit issuance for institutional and governmental buildings (-9.6 per cent), partially reflecting the approval of large hospital permits in 2022. Permit issuance for industrial structures also decreased (-2.8 per cent). These declines offset an increase in permit issuance for commercial buildings (+1.6 per cent).

Businesses in B.C. and at the national level are facing slowing demand and tighter financing conditions while concerns about labour shortages and cost pressures are easing. The Canadian Federation of Independent Business reported that small business confidence in B.C. remained fairly optimistic in most months of last year. However, overall in 2023, small business confidence was slightly lower than the previous year. In January 2024, the number of small business owners expecting weaker performance over the next year was fairly similar to those expecting stronger performance.

After nearly four years, B.C.’s tourism activity has returned to pre-pandemic levels. International travelers entering B.C. rose by 59.3 per cent year-to-date to November 2023 compared to the same period of 2022. While the number of U.S. visitors has surpassed pre-pandemic levels and reached a new record in October 2023, the number of non-U.S. visitors has yet to return to pre-pandemic levels. Overall, the 720,253 international travelers entering B.C. in November 2023 were above the roughly 700,000 visitors seen in an average month prior to the pandemic.

Outlook

Following estimated growth of 5.4 per cent in 2023, the Ministry expects total real investment growth in B.C. to slow in 2024 as higher borrowing costs weigh on investment spending. The Ministry forecasts total real investment to increase by 0.3 per cent in 2024 and then by 3.2 per cent in 2025. The Ministry forecasts continued growth over the forecast horizon, averaging around 2.5 per cent annually over the 2026 to 2028 period.

Real business investment is estimated to have grown by 1.5 per cent last year and is projected to decrease by 2.8 per cent in 2024, with higher interest rates expected to weigh on machinery and equipment, as well as non-residential construction investment. Over the 2025 to 2028 period, growth is forecast to range from 3.0 per cent to 3.9 per cent annually, supported by growth in all categories including residential construction investment.

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Real expenditure on goods and services by all levels of government is estimated to have increased by 3.4 per cent in 2023. Real government spending is forecast to decrease by 0.5 per cent in 2024 due to the timing and one-time nature of some government expenditures, such as the 2022/23 Supplementary Estimates. The Ministry expects real government spending to grow by 0.8 per cent in 2025, and then register annual growth between 0.9 per cent and 1.1 per cent over the 2026 to 2028 period.

Following an estimated decline of 14.9 per cent in 2023, the Ministry expects the nominal net operating surplus of corporations (an approximation of corporate profits) to decrease by 9.5 per cent in 2024 as the economy slows and then increase by 0.8 per cent in 2025. Net operating surplus is expected to continue to grow over the 2026 to 2028 period, increasing between 4.4 per cent and 6.6 per cent annually.

External Trade and Commodity Markets

Slowing global economic activity leading to weaker demand and lower prices for key commodities weighed on B.C. merchandise exports in 2023. In addition, exports leaving B.C.’s ports were disrupted by the labour relations dispute in July 2023. The value of monthly exports fell by 8.8 per cent in July as a result but have since bounced back as port activities resumed. Overall in 2023, the value of B.C. goods exports decreased by 13.1 per cent compared to 2022. Annual declines were broad-based, led by lower exports of energy products (-17.8 per cent) and wood products (-31.3 per cent).

Chart 3.8 B.C. Exports

Merchandise exports to the U.S. accounted for 54.6 per cent of B.C.’s total goods exports in 2023. Last year, goods exports to the U.S. were 17.6 per cent lower than 2022. This decline was largely due to decreases in exports of natural gas (-34.0 per cent) and softwood lumber (-39.9 per cent). Meanwhile, total goods exports to non-U.S. destinations fell by 7.0 per cent, led by lower coal exports to China (-14.2 per cent) and South Korea (-17.2 per cent).

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Similar to merchandise exports, B.C.’s manufacturing sector was affected by the port labour relations dispute due to disruptions to the supply of raw materials as well as transportation. More specifically, B.C.’s manufacturing shipments fell by 3.4 per cent in July 2023 when the dispute happened and then rebounded by 3.5 per cent in the following month. Overall, B.C.’s manufacturing shipments have declined in 2023, following a slowing trend that began in April 2022. Year-to-date to November 2023, B.C.’s manufacturing shipments decreased by 6.7 per cent compared to the same period of 2022, mainly due to lower shipments of wood products (-28.3 per cent).

Last year, prices for B.C.’s key export commodities declined, reflecting weaker demand from manufacturers amid high interest rates and slower global economic activity. High interest rates have weighed on the housing market and construction activity in the U.S., putting downward pressures on lumber prices. Overall, the price of Western spruce-pine-fir (SPF) 2x4 averaged $398 US/000 board feet in 2023, down by 51.1 per cent from elevated levels observed in 2022. Despite being lower, lumber prices remained relatively steady throughout 2023 following high volatility during the 2020 to 2022 period.

Oil and gas prices were lower in 2023 amid concerns over a broader global economic slowdown. Last year, tightening monetary policies and recession concerns weighed on oil prices. Annually, the West Texas Intermediate (WTI) oil price averaged US$77.6 per barrel in 2023, down 18.1 per cent from the previous year. Similarly, the plant inlet price of natural gas fell from its recent peak of $6.41 C/GJ in December 2022 to $0.95 C/GJ in December 2023, reflecting higher supply as well as weaker global demand due to mild winter weather in North America and slowing economic activity. Overall, in 2023, the plant inlet price averaged $1.62 C/GJ, down from an average of $4.08 C/GJ in 2022.

Meanwhile, the annual average price for metallurgical coal fell by 19.9 per cent in 2023 compared to 2022, along with prices for zinc (-23.9 per cent), copper (-3.8 per cent) and lead (-0.9 per cent). The price for molybdenum rose by 30.1 per cent while the price for gold and silver increased by 7.9 per cent and 7.5 per cent, respectively.

Outlook

Real exports of goods and services are estimated to have decreased by 0.1 per cent in 2023. Growth in real exports of goods and services is projected to be modest at 0.5 per cent in 2024, reflecting lower commodity prices and weaker global demand. The Ministry expects real exports of goods and services to grow by 3.9 per cent in 2025, and range between 2.8 per cent and 3.9 per cent annually in the 2026 to 2028 period. The anticipated production of LNG by the middle of this decade provides support to the outlook.

The price of lumber is forecast to average $425 US/000 board feet in 2024 before rising to $450 US/000 board feet in 2025 and 2026, and then average $500 US/000 board feet in 2027 and 2028. The plant inlet price for natural gas is expected to average $1.26 C/GJ in 2024/25, $1.75 C/GJ in 2025/26, and $1.96 C/GJ in 2026/27.

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Risks to the Economic Outlook

While B.C.’s economy has been resilient, the province’s economic outlook is subject to uncertainties about inflation, interest rates, the global economy, and geopolitical and climate-related disruptions. There are upside risks, such as interest rates easing sooner than expected, increased economic activity from a growing population, as well as a less pronounced slowing of the global economy. Downside risks to B.C.’s economic outlook include the following:

•	persistent high inflation leading to higher interest rates over a longer period, weighing on consumer spending and business investment;

•	higher mortgage costs and rent reducing affordability and disposable income;

•	aging demographics and housing affordability weighing on the supply of labour;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	volatility of immigration levels impacting the supply of labour and consumer spending, potentially exacerbating fluctuations in economic activity;

•	weaker than expected global economic activity and broader economic challenges in Europe and Asia;

•	lower prices for B.C.’s major commodity exports, such as lumber, pulp, natural gas, and coal;

•	geopolitical conflicts weighing on trade as well as leading to higher commodity prices and inflation;

•	higher volatility in international foreign exchange, stock, and bond markets; and

•	timing of operations and exports related to the LNG Canada project, similar to the risks that exist for other major capital projects.

External Outlook

The global economy weakened in 2023, partly due to central banks continuing to raise interest rates to tackle inflation. While this resulted in reduced demand and economic activity in many countries, including Canada, the U.S. continued to experience robust growth, driven by strong consumer and government spending. By the second half of the year, the rate of inflation had decreased significantly in many countries, mainly due to rising interest rates, falling energy prices, and improved supply chains compared to the previous year. This led major central banks, including the Bank of Canada, the Federal Reserve, and the European Central Bank, to halt their interest rate increases. Looking ahead to 2024, slower economic growth is expected for most countries, partly due to the lagged effects of past interest rate hikes. Additional headwinds include geopolitical uncertainties in Europe and the Middle East, potentially impacting energy prices and supply chains.

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United States

U.S. real GDP expanded by 2.5 per cent in 2023 following annual growth of 1.9 per cent in 2022. GDP expanded by 3.3 per cent in the fourth quarter (October to December) of last year, led by consumer spending and exports. The fourth quarter figure marked a deceleration from the 4.9 per cent growth recorded in the third quarter (July to September), which was supported by continued strong consumer spending, government spending, and exports.

Chart 3.9 U.S. Real GDP

The U.S. labour market continued to expand in 2023, although at a slower pace compared to the prior year, with employment growing by 2.3 per cent. Meanwhile, the unemployment rate for 2023 averaged 3.6 per cent, in line with the rate experienced in the prior year. Tight labour market conditions in 2023 contributed to the low unemployment rate and helped push annual average hourly earnings up 4.6 per cent compared to 2022. In January 2024, employment increased by 0.2 per cent compared to the previous month while the unemployment rate remained at 3.7 per cent.

Similar to B.C. and Canada, U.S. existing home sales continued to weaken in 2023, dropping 18.7 per cent compared to 2022, with higher interest rates being the primary catalyst. Meanwhile, median prices increased 0.9 per cent for existing homes and declined 6.6 per cent for new single-family homes in 2023.

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U.S. homebuilding generally continued its downward trend following a recent peak in April 2022, partly due to elevated interest rates relative to preceding years and persistent labour shortages. In 2023, housing starts fell by 9.0 per cent overall compared to 2022, driven by a 14.4 per cent decline in multi-family starts. Meanwhile, residential building permits, a leading indicator of building activity, decreased 11.7 per cent in 2023 after falling by 4.1 per cent in 2022. The decline in residential building permits in 2023 was primarily due to a 18.6 per cent decline in multi-family permits.

Chart 3.10 U.S. Housing Starts

Growth in U.S. retail and food services sales were more modest in 2023, rising 3.2 per cent, led by growth at food services and drinking places, as well as motor vehicle and parts dealers. These sales, measured in nominal dollars, were somewhat inflated due to elevated prices, especially in the first half of the year. The Conference Board U.S. consumer confidence index improved in 2023, but remained well below pre-pandemic levels. The U.S. consumer price index rose 4.1 per cent in 2023 compared to an increase of 8.0 per cent in 2022. This slower rate of inflation was primarily driven by a decline in energy prices, which fell 5.0 per cent in 2023. Meanwhile, food prices were still high, increasing 5.8 per cent in 2023.

Outlook

In January 2024, Consensus Economics (Consensus) forecasters expected U.S. economic growth of 1.4 per cent in 2024, 0.5 percentage points higher than the October 2023 Consensus survey. Meanwhile for 2025, Consensus forecasted growth of 1.7 per cent.

Table 3.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2024	2025
	Per cent change in real GDP
B.C. Ministry of Finance	1.3	1.6
Consensus Economics (January 2024*)	1.4	1.7

* Comparable month to B.C. Ministry of Finance forecast.

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The first half of 2024 is expected to present challenges for the U.S. economy, partly due to the ongoing slowdown in global economic activity and the lingering effects of previous interest rate increases. Given uncertainty in the outlook, the Ministry prudently assumes that U.S. real GDP will grow by 1.3 per cent in 2024 and by 1.6 per cent in 2025, with growth improving to average around 1.7 per cent annually over the medium-term.

Chart 3.11 Consensus Outlook for the U.S. in 2024

Canada

The Canadian economy declined at an annualized rate of 1.1 per cent in the third quarter of 2023, after a 1.4 per cent annualized expansion in the second quarter (April to June). The third quarter decline was driven by a drop in international exports, slower inventory accumulation and business investment decreases in non-residential construction and machinery and equipment. Meanwhile, higher government spending and the first increase in residential investment following five consecutive quarterly declines partly offset the overall decline. Consumer spending was flat in the second and third quarters of 2023. Overall, in the first three quarters of 2023, Canadian real GDP grew by a modest 1.2 per cent on average compared to the same period in the previous year.

Chart 3.12 Canadian Real GDP

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Employment gains continued in Canada in 2023, though at a slower pace compared to the prior year, rising at an annual rate of 2.4 per cent (+477,900 jobs). Job growth was generally evenly distributed across males and females. Despite the employment gains, the Canadian unemployment rate increased from 5.0 per cent in January 2023 to 5.8 per cent in December 2023 as the labour force grew faster, supported by strong immigration. The 5.8 per cent unemployment rate is roughly in line with the Canadian unemployment rates seen prior to the pandemic.

The Canadian housing market experienced further cooling in 2023, extending the downward trend from the prior year, mainly due to rising interest rates. Total MLS home sales in 2023 fell 11.1 per cent from 2022, reaching their lowest level in more than fifteen years, with six of the ten provinces reporting double-digit declines. Additionally, reduced demand led to a 3.6 per cent fall in the national average home sale price in 2023, the first annual decline since 2018.

Housing starts declined by 8.2 per cent in 2023, following a 3.4 per cent decrease in the previous year. Within housing categories, single-family starts decreased by 24.8 per cent, while multi-family starts decreased by 1.9 per cent. On a regional basis, the decline in housing starts in 2023 was primarily driven by slower construction in the urban centers of Montreal (-36.9 per cent) and Edmonton (-9.1 per cent), and partially offset by growth in Vancouver (+27.9 per cent).

Consumer price inflation in Canada decelerated from a high of 8.1 per cent in June 2022 to 2.8 per cent in June 2023, primarily due to the impact of rising interest rates and declining energy prices. Since then, the inflation rate has fluctuated between 3.1 per cent and 4.0 per cent, remaining above the Bank of Canada’s target range. On an annual basis, Canadian consumer price inflation grew 3.9 per cent in 2023.

Slower consumer price growth in 2023 contributed to the weakening of nominal retail sales in Canada, while reduced consumer confidence also weighed on real spending. In the first eleven months of 2023, nominal retail sales were up 2.1 per cent compared to the same period in 2022, while in real terms (which exclude price effects), they were up 2.3 per cent.

Canadian nominal goods exports continued to decline in 2023, following declining global commodity prices. Overall, nominal goods exports declined by 2.3 per cent last year compared to 2022, mainly due to lower exports of energy products and forestry products and building and packaging material. In contrast, service exports were robust in 2023, growing by 12.7 per cent compared to 2022, primarily due to a rise in travel services and commercial services exports.

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Outlook

The January 2024 Consensus forecasted Canadian real GDP to rise by 0.4 per cent in 2024 (down 0.2 percentage points from the October 2023 survey) and 1.9 per cent in 2025.

Table 3.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2024	2025
	Per cent change in real GDP
B.C. Ministry of Finance	0.4	1.8
Consensus Economics (January 2024*)	0.4	1.9

* Comparable month to B.C. Ministry of Finance forecast.

While interest rate increases have contributed to slowing the rate of inflation, they have also weakened economic activity, a trend that could continue into the first half of 2024. However, the outlook for the second half of 2024 is more positive, contingent upon inflation sustainably getting closer to the target range and the Bank of Canada lowering interest rates. Accordingly, the Ministry’s outlook is in line with the January 2024 Consensus, and slightly prudent for next year. The Ministry assumes that the Canadian economy will grow by 0.4 per cent in 2024, and then strengthen to grow 1.8 per cent in 2025 and average around 1.9 per cent annual growth over the medium-term.

Chart 3.13 Consensus Outlook for Canada in 2024

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Asia

China’s economy experienced mixed results in 2023, mainly due to the continued downturn in the property sector, along with restrained consumer spending. Efforts by the government to revitalize the property sector, which had been experiencing a downturn in investment and sales, included measures such as reducing mortgage rates and increasing infrastructure investments. Despite the policies, housing investment, home sales and prices remained weak. In contrast, industrial production, particularly in manufacturing and mining, showed robust growth, especially in the second half of the year. The economy also faced challenges due to the global economic slowdown, which negatively impacted exports, along with ongoing high youth unemployment and aging demographics. Overall, China’s real GDP grew by 5.2 per cent in 2023.

Japan’s economy contracted at an annualized quarterly rate of 2.9 per cent in the third quarter of 2023, the sharpest decline since the second quarter of 2020. This decline was mainly driven by a fall in business investment, consumer spending, and net exports. Real wages continued to fall, contributing to the decline in household consumption, along with a weakening yen that drove up import and consumer prices. In response to increased inflationary pressures, the government introduced a stimulus package in November 2023 aimed at extending financial assistance to low-income families, providing tax relief measures, and extending energy subsidies. Overall, real GDP in Japan grew by 2.1 per cent year-to-date to the third quarter of 2023 compared to the same period in 2022.

Outlook

The January 2024 Consensus forecasted China’s real GDP to grow by 4.6 per cent in 2024 and 4.3 per cent in 2025. Ongoing challenges in the property sector, deflationary pressures, including weakened consumer spending, and slowing global growth could create larger than expected headwinds for China’s economy. The Ministry prudently forecasts China’s real GDP to grow by 4.4 per cent in 2024, and then by 4.2 per cent annually from 2025 to 2028.

The January 2024 Consensus forecasted Japan’s economy to expand by 0.8 per cent in 2024 and 1.0 per cent in 2025. In recognition of the downside risks associated with a slowing global economy, weaker export markets, and the possibility of the Bank of Japan moving away from its low interest rate policy, the Ministry assumes that Japan’s real GDP will grow more slowly. The Ministry forecasts economic activity to grow by 0.7 per cent in 2024, 0.8 per cent in 2025 and an average of 0.5 per cent annually over the medium-term.

Europe

High interest rates, slowing domestic and global demand, energy market volatility and geopolitical tensions weighed on the euro zone’s growth momentum last year. Overall, the euro zone economy expanded by 0.5 per cent in 2023, with a decline recorded in the third quarter and muted growth in the other three quarters. Annual growth was led by Spain, France and Italy, while Germany, the euro zone’s largest economy, saw a slight contraction.

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In contrast, the labour market remained tight, with the unemployment rate in the euro zone dropping to a record low of 6.4 per cent in December 2023. The pace of consumer price inflation also decreased, reaching a year-over-year rate of 2.9 per cent in December 2023, down from the high of 10.7 per cent in October 2022. As a result, the European Central Bank (ECB) has kept interest rates unchanged in its last three meetings, following ten straight increases.

Outlook

The January 2024 Consensus forecasted that the euro zone’s real GDP will grow by 0.5 per cent in 2024 and 1.3 per cent in 2025. Given uncertainty associated with the war in Ukraine, regional energy supply, and future monetary policy decisions by the ECB, the Ministry’s forecast for euro zone real GDP growth is slightly lower. The Ministry forecasts growth of 0.4 per cent in 2024, followed by 1.2 per cent in 2025 and 1.2 per cent annually on average over the medium-term.

Financial Markets

Interest Rates

In 2023, the Federal Reserve (the Fed) and the Bank of Canada (BoC), along with other central banks, continued raising interest rates, albeit at a slower pace than in 2022, a response in part to easing inflation and slower economic activity.

The target range for the U.S. federal funds rate started 2023 at 4.25 to 4.50 per cent, markedly higher than the 0.00 to 0.25 per cent range at the start of 2022. To further curb inflation and bring it back down to the 2 per cent target, the Federal Open Market Committee (FOMC) enacted a series of 0.25 percentage point (pp) increases in its first three meetings of the year, raising the target range to 5.00 to 5.25 per cent from February through May. After a pause in June, the FOMC increased rates by another 0.25 pp in July, setting the target range at 5.25 to 5.50 per cent. Interest rates were then held steady in FOMC meetings from September 2023 to January 2024, reflecting easing inflationary pressures. While the Fed kept rates steady during these meetings, they reiterated their willingness to adjust policies if necessary to sustain its long-term inflation goal and support maximum employment.

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In its January 2023 meeting, the BoC increased its target for the overnight rate by 0.25 pp, reaching 4.50 per cent, as part of its ongoing efforts to bring inflation back to the 2 per cent target. In its subsequent meetings held in March and April, the BoC kept the overnight rate steady at 4.50 per cent, emphasizing the importance of assessing the impact of previous interest rate increases on inflation, given the lagged effect of monetary policy. However, due to persistent underlying price pressures and robust consumer spending, further rate hikes of 0.25 pp were implemented in the June and July meetings, elevating the overnight rate to 5.00 per cent. For the rest of the year and in its January 2024 meeting, the BoC kept the overnight rate steady at 5.00 per cent, reflecting diminishing excess demand, a slowdown in economic activity, and easing inflationary pressures.

Chart 3.14 Interest Rate Forecasts

Outlook

The future path of interest rates remains uncertain. However, with inflation getting closer to its target rate and expectations of slower economic activity in 2024, the interest rate hiking cycle in both Canada and the U.S. may have already peaked. Based on the average of six private sector forecasts as of January 5, 2024, the Ministry assumes the U.S. federal funds rate will average 5.19 per cent in 2024 and 3.74 per cent in 2025. By comparison, the Bank of Canada’s overnight target rate is expected to average 4.55 per cent in 2024 and 3.09 per cent in 2025.

The Canadian three-month Treasury bill interest rate is expected to average 4.43 per cent in 2024 and 3.00 per cent in 2025, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 3.25 per cent in 2024 and 3.07 per cent in 2025.

Table 3.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2024	2025	2024	2025
BMO	4.65	3.41	3.09	2.99
CIBC	4.44	2.89	3.41	2.94
National Bank	4.15	2.66	3.09	2.71
RBC	4.65	3.19	3.44	3.32
Scotiabank	4.45	3.30	3.28	3.59
TD	4.22	2.53	3.19	2.86
Average (as of January 5, 2024)	4.43	3.00	3.25	3.07

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Exchange Rate

In 2023, the Canadian dollar’s exchange rate against the US dollar exhibited a relatively stable trend, reaching 74.5 US cents in December, primarily influenced by the interest rate and economic activity differentials between the two countries. This stability marked a shift from the volatility experienced in the prior year, when investors sought safe-haven assets such as the US dollar amid the onset of new geopolitical tensions and uncertainties regarding global inflationary pressures. While the loonie strengthened towards the end of 2023, it averaged 74.1 US cents on the year, a decline from 76.8 US cents in 2022.

Chart 3.15 Private Sector Expectations for the Canadian Dollar

Outlook

Based on the average of six private sector forecasts as of January 5, 2024, the Ministry assumes the Canadian dollar will average 73.6 US cents in 2024 and 76.8 US cents in 2025.

Table 3.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2024	2025
BMO	75.0	77.0
CIBC	72.6	76.2
National Bank	71.2	74.4
RBC	73.5	na
Scotiabank	76.4	79.8
TD	73.2	76.8
Average (as of January 5, 2024)	73.6	76.8

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Table 3.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2022	2023 [e]	2024	2025	2026	2027	2028
Gross Domestic Product at Market Prices:
– Real (chained 2017 $ billions)	322.9	326.1	328.7	336.1	344.1	351.9	360.0
(% change)	3.8	1.0	0.8	2.3	2.4	2.3	2.3
– Nominal (current prices, $ billions)	395.2	408.1	421.4	440.2	460.2	481.5	503.8
(% change)	11.0	3.2	3.3	4.4	4.5	4.6	4.6
– GDP price deflator (2017 = 100)	122.4	125.1	128.2	131.0	133.7	136.8	139.9
(% change)	7.0	2.2	2.5	2.1	2.1	2.3	2.3
Real GDP per person (chained 2017 $)	60,277	59,094	57,929	58,162	58,603	58,974	59,346
(% change)	1.3	-2.0	-2.0	0.4	0.8	0.6	0.6
Real GDP per employed person (% change)	0.6	-0.6	-0.1	0.7	0.8	0.7	0.8
Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	200.1	202.7	207.4	212.0	217.1	223.0	229.4
(% change)	4.0	1.3	2.3	2.2	2.4	2.7	2.8
– Goods	78.3	77.3	77.9	78.8	80.3	81.6	82.9
(% change)	-2.0	-1.3	0.9	1.1	1.8	1.7	1.6
– Services	122.0	125.7	129.7	133.5	137.1	141.7	146.8
(% change)	8.5	3.0	3.2	2.9	2.7	3.4	3.6
NPISH[1] expenditure on goods and services	5.1	5.3	5.4	5.5	5.7	5.8	5.9
(% change)	3.6	2.7	2.6	2.5	2.2	2.1	2.1
Government expenditure on goods and services	60.5	62.6	62.3	62.8	63.5	64.1	64.7
(% change)	4.1	3.4	-0.5	0.8	1.1	1.0	0.9
Investment in fixed capital	85.1	89.7	90.0	92.9	95.7	97.9	100.1
(% change)	-2.1	5.4	0.3	3.2	3.0	2.4	2.2
Final domestic demand	350.7	360.4	365.0	373.2	381.9	390.8	400.0
(% change)	2.4	2.7	1.3	2.3	2.3	2.3	2.3
Exports of goods and services	121.1	121.0	121.6	126.3	131.3	135.1	138.9
(% change)	6.4	-0.1	0.5	3.9	3.9	2.9	2.8
Imports of goods and services	156.9	157.0	159.8	165.1	170.3	174.7	179.6
(% change)	8.0	0.0	1.8	3.3	3.1	2.6	2.8
Inventory change	9.3	3.5	3.4	3.2	2.8	2.3	2.2
Statistical discrepancy	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Real GDP at market prices	322.9	326.1	328.7	336.1	344.1	351.9	360.0
(% change)	3.8	1.0	0.8	2.3	2.4	2.3	2.3

1 Non-profit institutions serving households.

e B.C. Ministry of Finance estimate.

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Table 3.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2022	2023		2024	2025	2026	2027	2028
Compensation of employees[1] ($ millions)	188,707	201,329	[e]	212,337	222,808	232,105	241,376	251,365
(% change)	9.7	6.7		5.5	4.9	4.2	4.0	4.1
Household income ($ millions)	326,447	349,074	[e]	364,491	380,008	395,545	411,890	429,380
(% change)	6.8	6.9		4.4	4.3	4.1	4.1	4.2
Net operating surplus ($ millions)	53,368	45,415	[e]	41,099	41,433	43,249	46,087	48,899
(% change)	9.3	-14.9		-9.5	0.8	4.4	6.6	6.1
Retail sales ($ millions)	107,889	108,784	[e]	111,257	115,011	119,424	123,863	128,359
(% change)	3.1	0.8		2.3	3.4	3.8	3.7	3.6
Housing starts (units)	46,721	50,490		46,107	47,331	49,565	50,552	51,406
(% change)	-1.9	8.1		-8.7	2.7	4.7	2.0	1.7
Residential sales ($ millions)	80,261	70,963		80,006	88,204	95,008	97,841	100,902
(% change)	-30.2	-11.6		12.7	10.2	7.7	3.0	3.1
Residential sales (units)	80,508	73,071		80,555	86,284	90,537	91,026	91,572
(% change)	-35.1	-9.2		10.2	7.1	4.9	0.5	0.6
Residential average sale price ($)	996,933	971,152		993,181	1,022,253	1,049,380	1,074,868	1,101,881
(% change)	7.5	-2.6		2.3	2.9	2.7	2.4	2.5
Consumer price index (2002 = 100)	145.5	151.2		155.3	158.7	161.9	165.1	168.4
(% change)	6.9	3.9		2.7	2.2	2.0	2.0	2.0

1 Domestic basis; wages, salaries and employers’ social contributions.

e B.C. Ministry of Finance estimate.

Table 3.6.3 Labour Market Indicators: British Columbia

				Forecast
	2022	2023		2024	2025	2026	2027	2028
Population (thousands at July 1)	5,356	5,519		5,674	5,779	5,872	5,967	6,066
(% change)	2.5	3.0		2.8	1.9	1.6	1.6	1.6
Net migration (thousands)
– International[1,4]	142.2	193.5	[e]	132.3	96.6	87.5	86.2	86.0
– Interprovincial[4]	6.5	-8.7	[e]	-6.8	-4.3	6.5	10.5	11.9
– Total	148.7	184.8	[e]	125.6	92.3	94.0	96.6	98.0
Labour force population[2] (thousands)	4,426	4,517		4,652	4,749	4,840	4,931	5,025
(% change)	1.7	2.1		3.0	2.1	1.9	1.9	1.9
Labour force (thousands)	2,881	2,944		3,002	3,042	3,077	3,114	3,155
(% change)	1.0	2.2		2.0	1.3	1.2	1.2	1.3
Participation rate[3] (%)	65.1	65.2		64.5	64.1	63.6	63.1	62.8
Employment (thousands)	2,748	2,792		2,818	2,861	2,905	2,949	2,994
(% change)	3.2	1.6		0.9	1.5	1.5	1.5	1.5
Unemployment rate (%)	4.6	5.2		6.1	5.9	5.6	5.3	5.1

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

e BC Stats estimate.

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Table 3.6.4 Major Economic Assumptions

				Forecast
	2022	2023		2024	2025	2026	2027	2028
Real GDP
Canada (chained 2017 $ billions)	2,327	2,352	[e]	2,362	2,404	2,452	2,496	2,541
(% change)	3.8	1.1		0.4	1.8	2.0	1.8	1.8
U.S. (chained 2017 US$ billions)	21,822	22,375		22,666	23,029	23,443	23,842	24,247
(% change)	1.9	2.5		1.3	1.6	1.8	1.7	1.7
Japan (chained 2015 Yen trillions)	548	559	[e]	563	567	571	573	576
(% change)	1.0	1.9		0.7	0.8	0.6	0.5	0.5
China (constant 2010 US$ billions)	13,157	13,842		14,451	15,057	15,690	16,349	17,036
(% change)	3.0	5.2		4.4	4.2	4.2	4.2	4.2
Euro zone[1] (chained 2015 Euro billions)	11,738	11,797		11,844	11,987	12,130	12,276	12,423
(% change)	3.4	0.5		0.4	1.2	1.2	1.2	1.2
Industrial production index (% change)
U.S.	3.4	0.2		0.1	1.5	1.7	1.7	1.7
Japan	0.1	-1.3		0.7	0.8	0.7	0.7	0.7
China	3.8	4.3		4.1	3.8	3.8	3.8	3.8
Euro zone[1]	2.3	-2.6	[e]	-0.7	1.6	1.2	1.2	1.2
Housing starts (thousands)
Canada	262	240		220	225	230	230	230
(% change)	-3.4	-8.2		-8.4	2.3	2.2	0.0	0.0
U.S.	1,553	1,413		1,355	1,400	1,400	1,400	1,400
(% change)	-3.0	-9.0		-4.1	3.3	0.0	0.0	0.0
Japan	860	820		815	825	840	860	860
(% change)	0.4	-4.6		-0.6	1.2	1.8	2.4	0.0
Consumer price index
Canada (2002 = 100)	151.2	157.1		161.3	164.9	168.2	171.6	175.0
(% change)	6.8	3.9		2.7	2.2	2.0	2.0	2.0
Canadian interest rates (%)
3-month Treasury bills	2.30	4.81		4.43	3.00	2.75	2.75	2.75
10-year government bonds	2.77	3.36		3.25	3.07	3.10	3.10	3.10
United States interest rates (%)
3-month Treasury bills	2.08	5.28		4.96	3.51	2.88	2.75	2.75
10-year government bonds	2.95	3.96		3.99	3.66	3.53	3.50	3.50
Exchange rate (US cents / Canadian $)	76.8	74.1		73.6	76.8	78.6	78.9	78.9
British Columbia goods and services
Export price deflator (% change)	14.5	-2.8	[e]	1.1	2.3	1.6	2.1	2.1

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

e B.C. Ministry of Finance estimate.

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The Economic Forecast Council, Budget 2024

Introduction

In accordance with the Budget Transparency and Accountability Act, the Minister of Finance, in preparing the provincial budget, consults the Economic Forecast Council (the Council or EFC) on British Columbia’s economic outlook. The 13-member Council is comprised of leading economists from several of Canada’s major financial and private research institutions.

The most recent meeting between the Minister and the EFC was on December 4, 2023, with Council members presenting their estimates for economic performance in 2023 and their forecasts for 2024 through 2028 and over the long-term. Key topics of discussion included: the ongoing effects of monetary policy tightening on households and businesses; housing supply and affordability; immigration; B.C.’s labour market; productivity; and various opportunities and challenges related to climate change and energy transition.

EFC members were invited to revise their forecasts following the meeting up until January 5, 2024 (5 of the 13 members chose to resubmit). Forecast details from the Council’s surveys are summarized in the table at the end of this topic box.

British Columbia Outlook

On average, the Council estimates that B.C.’s economy grew by 0.9 per cent in 2023, up 0.4 percentage points from the Council’s previous projection in January 2023. Members’ latest forecasts call for B.C. economic growth of 0.5 per cent in 2024 and 2.1 per cent growth in 2025, down 1.1 percentage points in 2024 and 0.2 percentage points in 2025 compared to their January 2023 outlook, amid a broader global economic slowdown in the near-term. The Council forecasts B.C.’s economic growth to range between 2.1 per cent and 2.3 per cent annually in the 2026 to 2028 period.

Over the long-term, members forecast average growth of 2.1 per cent (see Chart 1).

Chart 1 – EFC Outlook for B.C.

The Council estimates that B.C.’s economy grew at a slower rate than Canada’s in 2023 due to a more pronounced impact of high interest rates on consumer spending and home sales activity, as well as weaker global demand and lower prices for some of B.C.’s key exports. The Council anticipates weaker growth in both jurisdictions in 2024. In 2025, economic growth is forecast to strengthen, with B.C.’s annual growth expected to outpace the national average over most of the forecast horizon (see Chart 2).

Chart 2 – EFC Outlook for B.C. and Canada

The Council expects that the impact of high interest rates will continue to weigh on the Canadian economy in 2024, as higher borrowing costs slow consumer spending and business investment. Members also discussed risks related to elevated household and government debt loads and the importance of strong government finances given the potential for a renewed rise in inflation associated with geopolitical risks, and a higher neutral interest rate environment.

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Housing supply and affordability were key topics of discussion. Collectively, Council members highlighted the need to address a structural shortage of housing supply, particularly for purpose-built rental units. Several members acknowledged that recent government policies for housing were positive steps to improving housing supply. However, a few members noted that a shortage of skilled labour and high borrowing costs may limit new construction in the near-term. Overall, members agreed on the importance of getting homes to market faster, including the need to increase density and diversify housing stock, to address affordability.

The Council discussed opportunities and challenges related to transitioning toward clean energy, as well as balancing resource development with regulatory controls. In addition, several members highlighted B.C.’s potential for critical mineral mining and LNG supply. A few members noted ongoing challenges in B.C.’s forestry sector and the increased frequency and scale of climate events in the province, stressing the importance of climate resilience and adaptation for a strong economy.

Supporting productivity, particularly in the construction sector, was another key topic of discussion. Members described weak productivity as a longstanding national issue. They also noted options to promote productivity in B.C., including encouraging streamlined construction and private investment, supportive tax policy, as well as tapping into a growing tech sector.

In addition, the Council acknowledged challenges with planning and designing service delivery and infrastructure amid strong immigration. Other topics also included attracting future major project development as some current projects near completion, and the advantages of B.C.’s historically strong fiscal position.

British Columbia Economic Forecast Council:

Summary of B.C. real GDP forecasts, annual per cent change

Participant	Organization	2023	2024	2025	2026	2027	2028	Long-term
Douglas Porter	Bank of Montreal[1]	0.7	0.6	1.8	2.3	2.3	2.0	1.9
Brendon Ogmundson	BC Real Estate Association	1.2	1.0	2.6	2.5	2.5	2.5	2.5
Ken Peacock	Business Council of BC	0.8	0.6	0.5	0.4	0.4	0.4	na
Bryan Yu	Central 1 Credit Union	0.9	1.0	3.0	2.9	2.6	3.7	na
Avery Shenfeld	CIBC	0.7	0.4	2.1	na	na	na	na
Pedro Antunes	Conference Board of Canada[1]	1.0	0.8	2.8	2.6	2.3	2.1	1.7
Jimmy Jean	Desjardins Group	0.7	-0.1	na	na	na	na	na
Sébastien Lavoie	Laurentian Bank Securities	0.9	0.5	1.1	1.8	1.4	1.4	1.5
Stéfane Marion	National Bank[1]	0.9	-0.2	1.8	2.0	1.9	1.9	1.9
Robert Hogue	RBC[1]	0.5	0.3	1.9	2.5	2.2	2.2	2.2
Jean-François Perrault	Scotiabank	0.9	0.7	2.5	3.0	3.0	2.6	2.9
Aaron Stokes	Stokes Economics	1.3	0.9	3.6	3.4	3.1	3.9	na
Derek Burleton	TD1	0.9	0.3	1.8	2.2	1.9	1.9	1.9
Average		0.9	0.5	2.1	2.3	2.1	2.2	2.1
Standard Deviation		0.2	0.4	0.8	0.8	0.8	1.0	0.5

1 Updated survey submitted subsequent to the December 4, 2023 meeting.

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Canadian Outlook

After an estimated gain of 1.1 per cent in 2023, the EFC forecasts the Canadian economy to slow significantly to 0.5 per cent growth in 2024. The Council expects real GDP growth to increase to 1.9 per cent in 2025 and 2.1 per cent in both 2026 and 2027. Then members anticipate growth of 1.9 per cent in 2028 and long-term economic growth in Canada to average 1.8 per cent.

The Council discussed Canadian consumer price inflation and remarked that price growth appears to be easing, partly due to restrictive monetary policy and lower commodity prices. However, a few members noted persistent price pressures for food and shelter, as well as upside risks to the inflation outlook. Overall, the Council expects Canadian consumer price inflation to average 2.6 per cent in 2024 and 2.1 per cent in both 2025 and 2026 before stabilizing at the 2 per cent target over the medium to long-term forecast horizon. While a few members noted the potential of higher interest rates for longer, the Council generally expects the Bank of Canada to start lowering interest rates by mid-2024.

The Council also discussed federal immigration policy, which has led to rapid population growth in B.C. and across Canada. Members generally agreed that while immigration plays a role in supporting a healthy economy, the current pace is adding to existing housing and affordability pressures. The Council highlighted the need for better alignment between immigration policy and infrastructure and service delivery to support sustainable growth.

International Outlook

The Council forecasts the U.S. economy to grow by 1.2 per cent in 2024, following estimated growth of 2.4 per cent the previous year. The EFC is calling for U.S. real GDP growth of 1.6 per cent in 2025 and 2.0 per cent in 2026, followed by annual growth of 1.9 per cent in 2027 and over the longer-term.

The Council discussed the value of strong trade partnerships amid evolving geopolitical conditions. Some members noted weaker economic growth in China and the potential impact on B.C.’s trade sector. A few members also warned that a commodity price shock could reignite global inflation.

Canadian Dollar

The Council members’ projections for the Canadian dollar ranged from 72.0 US cents to 77.3 US cents in 2024 and from 73.6 US cents to 79.6 US cents in 2025. Over the medium and longer-term, EFC forecasts ranged from a low of 73.5 US cents to a high of 80.1 US cents (see Chart 3).

Chart 3 – EFC Outlook for the Dollar

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Forecast Survey – Participants’ Opinions

All figures are based	2023			2024			2025			2026			2027			2028			Long-term
on annual averages	Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]
British Columbia
Real GDP (% change)	0.5 – 1.3	0.9	(13)	-0.2 – 1.0	0.5	(13)	0.5 – 3.6	2.1	(12)	0.4 – 3.4	2.3	(11)	0.4 – 3.1	2.1	(11)	0.4 – 3.9	2.2	(11)	1.5 – 2.9	2.1	(8)
Nominal GDP (% change)	0.5 – 4.0	2.3	(13)	1.0 – 4.7	2.9	(13)	2.9 – 6.4	4.1	(12)	2.3 – 6.7	4.4	(11)	3.5 – 6.0	4.4	(10)	3.5 – 7.7	4.6	(10)	3.6 – 4.5	4.0	(8)
GDP Deflator (% change)	-0.5 – 2.8	1.4	(13)	1.1 – 3.8	2.3	(13)	1.2 – 2.7	2.0	(12)	1.3 – 3.2	2.1	(11)	1.4 – 2.9	2.0	(10)	1.3 – 3.7	2.2	(10)	1.7 – 2.1	1.9	(8)
Real business non-residential investment (% change)	0.7 – 3.6	2.5	(4)	-13.4 – 3.0	-7.3	(4)	-7.4 – 4.7	-0.8	(4)	-9.4 – 2.5	-2.5	(4)	1.1 – 6.6	2.9	(4)	0.3 – 12.3	4.2	(4)	1.9 – 2.0	1.9	(2)
Real business machinery and equipment investment (% change)	-6.4 – 4.2	0.3	(4)	-3.9 – 3.5	-0.6	(4)	-0.4 – 6.5	3.2	(4)	-1.8 – 5.8	2.4	(4)	1.2 – 7.0	3.6	(4)	2.5 – 8.4	4.8	(4)	2.0 – 2.0	2.0	(2)
Household Income (% change)	2.0 – 6.2	4.5	(7)	2.6 – 5.1	4.0	(7)	3.0 – 6.2	4.5	(7)	3.5 – 6.3	4.6	(7)	3.9 – 6.1	4.5	(7)	4.0 – 5.9	4.5	(7)	3.4 – 4.2	3.9	(5)
Net Migration (thousand persons)	144.5 – 175.4	160.8	(8)	93.7 – 152.0	116.2	(8)	68.6 – 160.0	98.9	(8)	62.9 – 150.0	90.7	(8)	53.7 – 140.0	83.7	(8)	48.1 – 130.0	80.0	(8)	58.3 – 130.0	87.4	(6)
Employment (% change)	1.2 – 1.6	1.4	(12)	0.1 – 1.7	0.9	(12)	0.5 – 2.3	1.4	(11)	0.4 – 1.8	1.3	(10)	0.7 – 1.8	1.3	(9)	0.7 – 1.8	1.3	(9)	0.6 – 1.8	1.1	(7)
Unemployment rate (%)	5.1 – 5.5	5.2	(13)	5.7 – 6.9	6.1	(13)	5.3 – 6.6	5.8	(12)	5.3 – 6.2	5.6	(11)	4.8 – 6.2	5.4	(10)	4.6 – 6.1	5.2	(10)	4.6 – 5.5	5.0	(7)
Net operating surplus of corporations (% change)	-28.8 – 2.0	-14.8	(4)	-15.5 – 7.8	-2.1	(4)	-0.1 – 15.3	6.6	(4)	3.5 – 16.5	10.3	(4)	3.3 – 10.9	7.4	(4)	-0.7 – 25.7	12.9	(4)	3.9 – 5.6	4.7	(2)
Housing starts (thousand units)	44.6 – 52.0	48.8	(13)	36.5 – 49.3	44.6	(13)	39.4 – 54.5	45.8	(12)	41.5 – 58.0	46.4	(10)	40.0 – 58.0	46.0	(9)	38.3 – 58.0	45.3	(9)	38.0 – 58.0	44.3	(6)
MLS residential unit sales (thousand units)	73.0 – 77.3	75.2	(6)	73.5 – 86.0	81.1	(6)	83.0 – 98.0	91.1	(6)	85.0 – 105.0	94.9	(6)	85.0 – 110.0	95.7	(6)	82.0 – 110.0	95.2	(6)	80.0 – 100.0	90.0	(4)
MLS residential average sale price ($ thousand)	955 – 977	965	(6)	955 – 997	975	(6)	976 – 1,020	1,004	(6)	997 – 1,066	1,036	(6)	1,010 – 1,114	1,067	(6)	1,015 – 1,164	1,095	(6)	1,020 – 1,200	1,113	(3)
Retail sales (% change)	0.0 – 1.5	0.7	(7)	0.3 – 3.3	1.4	(7)	1.3 – 6.4	3.9	(7)	2.0 – 6.4	4.4	(7)	2.7 – 6.3	4.3	(7)	2.9 – 6.3	4.4	(7)	2.9 – 5.0	3.7	(5)
Consumer price index (% change)	3.7 – 4.2	3.9	(12)	2.0 – 3.0	2.6	(12)	1.5 – 2.9	2.2	(11)	2.0 – 2.7	2.2	(9)	2.0 – 2.3	2.1	(8)	2.0 – 2.2	2.0	(8)	2.0 – 2.0	2.0	(6)
United States
Real GDP (% change)	2.2 – 2.5	2.4	(13)	0.8 – 1.7	1.2	(13)	0.2 – 2.0	1.6	(13)	1.5 – 2.6	2.0	(11)	1.5 – 2.3	1.9	(10)	1.5 – 2.1	1.9	(9)	1.5 – 2.2	1.9	(7)
Intended Federal Funds rate (%)	5.03 – 5.50	5.24	(10)	4.25 – 5.31	5.00	(11)	2.88 – 4.16	3.60	(11)	2.50 – 3.50	2.97	(10)	2.34 – 3.25	2.80	(9)	2.34 – 3.25	2.78	(8)	2.50 – 3.00	2.77	(7)
Housing starts (million units)	1.38 – 1.45	1.40	(12)	1.32 – 1.51	1.39	(12)	1.36 – 1.58	1.44	(11)	1.30 – 1.50	1.43	(8)	1.30 – 1.50	1.45	(7)	1.30 – 1.50	1.45	(7)	1.20 – 1.50	1.44	(5)
Canada
Real GDP (% change)	1.0 – 1.3	1.1	(13)	-0.2 – 1.1	0.5	(13)	1.0 – 2.3	1.9	(13)	1.3 – 2.8	2.1	(12)	1.5 – 2.9	2.1	(11)	1.5 – 2.4	1.9	(10)	1.5 – 2.0	1.8	(8)
Bank of Canada overnight target rate (%)	4.74 – 5.00	4.81	(11)	3.50 – 4.75	4.42	(12)	2.50 – 4.00	3.08	(12)	2.25 – 3.25	2.69	(11)	2.25 – 3.00	2.59	(10)	2.25 – 3.00	2.67	(9)	2.25 – 3.00	2.63	(8)
Exchange rate (US cents/C$)	72.5 – 75.8	74.1	(12)	72.0 – 77.3	74.5	(13)	73.6 – 79.6	76.6	(13)	73.5 – 80.1	77.2	(11)	73.7 – 80.0	77.7	(10)	73.7 – 80.0	77.8	(9)	73.5 – 80.0	77.1	(6)
Housing starts (thousand units)	236 – 249	244	(13)	223 – 260	236	(13)	225 – 287	243	(13)	215 – 300	245	(11)	215 – 301	247	(10)	215 – 294	247	(9)	215 – 275	238	(7)
Consumer price index (% change)	3.7 – 4.0	3.9	(13)	2.0 – 2.9	2.6	(13)	1.5 – 2.8	2.1	(13)	1.8 – 2.6	2.1	(12)	1.9 – 2.1	2.0	(11)	2.0 – 2.3	2.0	(10)	2.0 – 2.0	2.0	(8)

1 Based on responses from participants providing forecasts. Number of respondents shown in parentheses.

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PART 4 | 2023/24 UPDATED FINANCIAL FORECAST (THIRD QUARTERLY REPORT)

Table 4.1 2023/24 Forecast Update

($ millions)	Budget 2023	First Quarterly Report	Second Quarterly Report	Third Quarterly Report
Revenue	77,690	76,228	77,663	77,320
Expense	(80,206)	(81,202)	(81,520)	(82,234)
Pandemic Recovery Contingencies	(1,000)	(1,000)	(1,000)	(1,000)
Forecast allowance	(700)	(700)	(700)	-
Deficit	(4,216)	(6,674)	(5,557)	(5,914)
Capital Spending:
Taxpayer-supported capital spending	11,813	12,180	11,171	10,107
Self-supported capital spending	4,027	4,073	4,055	4,752
	15,840	16,253	15,226	14,859
Provincial Debt:
Taxpayer-supported debt	75,617	70,772	69,301	71,863
Self-supported debt	31,607	31,562	31,603	31,920
Total debt (including forecast allowance)	107,924	103,034	101,604	103,783
Taxpayer-supported debt-to-GDP ratio	18.9%	17.6%	17.0%	17.6%
Taxpayer-supported debt-to-revenue ratio	100.1%	95.5%	91.6%	95.1%

Introduction

The third-quarter fiscal outlook for 2023/24 forecasts a deficit of $5.9 billion, which is $357 million higher than the second-quarter outlook due to a combination of lower revenues ($343 million), higher expenses ($714 million), and the removal of the forecast allowance ($700 million). Taxpayer-supported capital spending for the year is lower by $1.1 billion, and the forecast for the taxpayer-supported debt forecast is higher by $2.6 billion from the Second Quarterly Report due to the operating results and changes to cash and other working capital balances.

Chart 4.1 2023/24 Deficit – Major Changes from the Second Quarterly Report

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.2 2023/24 Financial Forecast Changes

	($ millions)
2023/24 deficit at Budget 2023 (February 28, 2023)	(4,216)			(4,216)
2023/24 deficit at the First Quarterly Report (September 27, 2023)		(6,674)
2023/24 deficit at the Second Quarterly Report (November 28, 2023)			(5,557)

	Q1 Update	Q2 Update	Q3 Update	Total Changes
Revenue[1] changes:
Personal income tax – changes based on 2022 tax assessment and improvement in household income	(522)	551	460	489
Corporate income tax – changes in prior-year settlement payment, and in instalments reflecting 2022 tax assessment and revised outlook of 2023 & 2024 national corporate taxable income	99	579	(531)	147
Provincial sales tax – higher 2022/23 carry forward and year-to-date sales activity	175	-	-	175
Property transfer tax – due to higher than expected sales results	151	-	-	151
Carbon tax – lower sales volume in most fuel types reflecting prior year and year-to-date results	(111)	(50)	-	(161)
Tobacco tax – reflecting lower prior year and year-to-date sales results	(45)	-	(10)	(55)
Other taxation sources – mainly reflecting the impacts of the 2022/23 year-end and year-to-date results	122	(12)	39	149
Natural gas royalties – changes in prices, volumes and utilization of royalty and infrastructure programs/credits, lower natural gas liquids royalties	(1,179)	61	(214)	(1,332)
Mining – lower production and changes in coal and copper prices	(174)	(35)	87	(122)
Electricity sales under the Columbia River Treaty – mainly changes in Mid-C electricity prices	(44)	(12)	5	(51)
Forests – mainly changes in stumpage rates and lower harvest volumes	40	(94)	(101)	(155)
Other natural resources – mainly changes in water rental revenues, lower petroleum royalties and lower bonus bids tenure revenue due to change in accounting treatment	(23)	(1)	(65)	(89)
Fees, licences, investment earnings and miscellaneous revenue:
Post-secondary institutions	36	157	(3)	190
Other sources – higher revenue from fees, investment earnings, and taxpayer-supported entities partly offset by lower interest recoveries from agencies	111	(100)	130	141
Canada health and social transfers – mainly higher B.C. share of national population	282	134	-	416
Other federal government transfers – mainly changes in claims under the Disaster Financial Assistance Arrangements and additional health funding	(383)	260	142	19
Commercial Crown corporation net income	3	(3)	(282)	(282)
Total revenue changes	(1,462)	1,435	(343)	(370)
Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	762	20	99	881
Emergency and Disaster Management Act	-	-	404	404
Crown Proceeding Act	-	4	71	75
Housing Priority Initiatives Special Account	104	-	14	118
Other statutory spending	17	12	11	40
Refundable tax credits – mainly reflects preliminary 2022 tax assessment information	(81)	(44)	(93)	(218)
Other expense changes – mainly higher interest costs	91	98	88	277
Spending recovered from external parties	(73)	130	332	389
Changes in spending profile of service delivery agencies:
School districts	177	-	124	301
Universities	165	93	10	268
Colleges and institutes	152	30	(7)	175
Health authorities and hospital societies	1,170	1,450	260	2,880
Other service delivery agencies[2]	455	(28)	(300)	127
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(1,943)	(1,447)	(299)	(3,689)
Total expense changes	996	318	714	2,028
Subtotal	(2,458)	1,117	(1,057)	(2,398)
Forecast allowance - decrease (increase)	-	-	700	700
Total changes	(2,458)	1,117	(357)	(1,698)
2023/24 deficit at the First Quarterly Report	(6,674)
2023/24 deficit at the Second Quarterly Report		(5,557)
2023/24 deficit at the Third Quarterly Report			(5,914)	(5,914)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Revenue

Total government revenue is now forecast to be $343 million lower than the Second Quarterly Report. Major changes include:

●	$460 million increase in personal income tax revenue, mainly reflecting stronger 2022 personal tax assessments results and an improvement in household income;

●	$531 million lower corporate income tax revenues mainly due to weaker 2022 preliminary corporate tax assessments results and lower corporate income tax advance payments from the federal government;

●	$29 million higher other taxation revenue sources mainly reflecting year-to-date information;

●	$288 million decrease in natural resource revenue mainly due to the effects of lower natural gas and metal prices as well as lower forest Crown harvest volumes partly offset by higher coal prices;

●	$127 million increase in revenue from fees, licences, investment earnings and miscellaneous sources mainly due to improvements in taxpayer-supported entities projections;

●	$142 million increase in federal government contributions mainly due to a new health funding partly offset by lower transfers under the Disaster Financial Assistance Arrangements and to taxpayer supported Crown entities; and

●	$282 million decrease in commercial Crown corporations’ net income, mainly due to the BC Electricity Affordability Credit ($340 million) provided by BC Hydro. This is partially offset by higher net income of ICBC due to stronger investment earnings ($140 million).

Expense

Total government spending is now forecast to be $714 million higher than the Second Quarterly Report. Major changes include:

●	$404 million increase in statutory spending under the Emergency and Disaster Management Act mainly for recent and prior years wildfires and flooding events;

●	$99 million increase in fire management costs - for a total spending forecast of $1.1 billion;

●	$332 million additional spending, mainly in health care and mental health funded by the federal government;

●	$71 million increase in spending under the Crown Proceeding Act related to litigation involving the Province;

●	$98 million increase in interest and other expenses; partly offset by

●	$93 million decrease for refundable tax transfers reflecting 2022 tax assessment information and the impacts of the strike in the film industry; and

●	$197 million in lower net spending by various service delivery agencies;

Table 4.2 provides a detailed breakdown of changes in the operating results by quarter from Budget 2023.

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Contingencies

Budget 2023 includes a Contingencies vote of $5.5 billion in 2023/24, with $1.0 billion in the Pandemic Recovery sub-vote, $2.2 billion allocated to Shared Recovery Mandate, and $2.3 billion allocated to General Programs, CleanBC and Climate & Emergency Response. Contingencies help fund unexpected costs such as flood recovery, wage mandate, increased costs for government services, and emerging priorities. These allocations remain unchanged from the Second Quarterly Report.

Government will report the final spending details of the Contingencies vote in the 2023/24 Public Accounts which are released in the summer of 2024.

Government Employment (FTEs)

Full-time equivalent (FTE) staff utilization in core government ministries for 2023/24 is forecast to be 36,800, which is unchanged from the forecast in the Second Quarterly Report. Further details on FTEs are provided in Table A13 in the appendix.

110 |	Budget and Fiscal Plan - 2024/25 to 2026/27

2023/24 Updated Financial Forecast (Third Quarterly Report)

Provincial Capital Spending

Total capital spending is projected at $14.9 billion in 2023/24 — $367 million lower than the Second Quarterly Report forecast (see Table 4.3).

The forecast for taxpayer-supported capital spending is $1.1 billion lower than in the Second Quarterly Report, mainly due to changes in the timing of project spending in the transportation, health and post-secondary sectors.

Self-supported capital spending is expected to be $697 million higher than the forecast in the Second Quarterly Report, primarily due to updates to BC Hydro’s capital plan to reflect timing of Site C cash flows. Project completion is forecast to meet the project in-service date in 2025 and is within the approved budget of $16 billion.

Table 4.3 2023/24 Capital Spending Update
	($ millions)
	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2023	11,813			11,813
Taxpayer-supported capital spending at the First Quarterly Report		12,180
Taxpayer-supported capital spending at the Second Quarterly Report			11,171

School districts	(29)	(36)	(39)	(104)
Post-secondary institutions	(33)	19	(162)	(176)
Health sector	288	(35)	(261)	(8)
Transportation sector	(3)	(909)	(358)	(1,270)
Social housing	133	(36)	(147)	(50)
Other net adjustments to capital schedules	11	(12)	(97)	(98)
Total taxpayer-supported changes	367	(1,009)	(1,064)	(1,706)

Taxpayer-supported capital spending - updated forecast	12,180	11,171	10,107	10,107

Self-supported capital spending at Budget 2023	4,027			4,027
Self-supported capital spending at the First Quarterly Report		4,073
Self-supported capital spending at the Second Quarterly Report			4,055

BC Hydro	46	-	712	758
BC Lottery Corporation	-	(18)	(10)	(28)
Other net adjustments	-	-	(5)	(5)
Total self-supported changes	46	(18)	697	725

Self-supported capital spending - updated forecast	4,073	4,055	4,752	4,752

2023/24 capital spending at the First Quarterly Report	16,253
2023/24 capital spending at the Second Quarterly Report		15,226
2023/24 capital spending at the Third Quarterly Report			14,859	14,859

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Provincial Debt

The provincial debt is projected to total $103.8 billion by the end of the fiscal year — $4.1 billion lower than the projection at Budget 2023 and $2.2 billion higher than the forecast in the Second Quarterly Report.

Taxpayer-supported debt is projected to be $71.9 billion — $3.8 billion lower than the projection in Budget 2023 mainly due to a lower ending balance from 2022/23, with the in-year changes offsetting each other: higher deficit, lower capital spending, and changes in cash and other working capital balances.

The self-supported debt is projected to be $31.9 billion — $313 million higher than the projection in Budget 2023 mainly due to higher capital spending from BC Hydro.

Details on changes in provincial debt by quarter are shown in Table 4.4.

Table 4.4 2023/24 Provincial Debt Update 1

	($ millions)
	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2023	75,617			75,617
Taxpayer-supported debt at the First Quarterly Report		70,772
Taxpayer-supported debt at the Second Quarterly Report			69,301
Changes:
Lower debt level from 2022/23	(3,767)	-	-	(3,767)
Changes in operating results (before forecast allowance)	2,458	(1,117)	1,057	2,398
Non-cash items	57	(77)	24	4
Changes in cash balances [2]	(3,760)	(1,011)	1,915	(2,856)
Changes in other working capital balances [3]	(200)	1,743	630	2,173
Taxpayer-supported capital spending	367	(1,009)	(1,064)	(1,706)
Total taxpayer-supported changes	(4,845)	(1,471)	2,562	(3,754)
Taxpayer-supported debt - updated forecast	70,772	69,301	71,863	71,863

Self-supported debt forecast at Budget 2023	31,607			31,607
Self-supported debt at the First Quarterly Report		31,562
Self-supported debt at the Second Quarterly Report			31,603
Changes:
Lower debt level from 2022/23	(296)	-	-	(296)
Changes in capital spending	46	(18)	697	725
Changes in internal financing	205	59	(380)	(116)
Total self-supported changes	(45)	41	317	313

Self-supported debt - updated forecast	31,562	31,603	31,920	31,920
Forecast allowance	700	700	-	-
2023/24 provincial debt forecast at the First Quarterly Report	103,034
2023/24 provincial debt forecast at the Second Quarterly Report		101,604
2023/24 provincial debt forecast at the Third Quarterly Report			103,783	103,783

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Reflects changes in cash balances at April 1, 2023 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

112 |	Budget and Fiscal Plan - 2024/25 to 2026/27

2023/24 Updated Financial Forecast (Third Quarterly Report)

Risks to the Fiscal Forecast

The forecasts of revenues, expenditures, capital spending and debt are estimates based on multiple economic, financial and external factors. In addition, capital spending and debt figures may be influenced by several factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating results, capital expenditure and debt figures may differ from the current forecast.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster responses.

Supplementary Schedules

The following tables provide the financial results for the nine months ended December 31, 2023, and the 2023/24 full-year forecast.

Table 4.5 2023/24 Operating Statement

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Revenue	56,437	56,482	45	59,169	77,690	77,320	(370)	81,536
Expense	(54,211)	(59,028)	(4,817)	(50,381)	(81,206)	(83,234)	(2,028)	(80,832)
Surplus (deficit) before forecast allowance	2,226	(2,546)	(4,772)	8,788	(3,516)	(5,914)	(2,398)	704
Forecast allowance	-	-	-	-	(700)	-	700	-
Surplus (deficit)	2,226	(2,546)	(4,772)	8,788	(4,216)	(5,914)	(1,698)	704
Accumulated surplus (deficit) beginning of the year before remeasurement gains and losses	8,355	2,905	(5,450)	2,211	8,355	2,905	(5,450)	2,201
Adjustments to accumulated surplus (deficit) [1]	-	909	909	641	-	-	-	-
Accumulated surplus (deficit) before remeasurement gains and losses	10,581	1,268	(9,313)	11,640	4,139	(3,009)	(7,148)	2,905
Effect of remeasurement gains and (losses)	(836)	(584)	252	(222)	(836)	(202)	634	(202)
Accumulated surplus (deficit) end of period	9,745	684	(9,061)	11,418	3,303	(3,211)	(6,514)	2,703

[1]	Restated to reflect government’s current accounting policies.

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.6 2023/24 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget [1]	Actual [1]	Variance	2022/23 [1]	Budget [1]	Forecast	Variance	2022/23 [1]
Office of the Premier	12	11	(1)	11	16	16	-	14
Agriculture and Food	84	128	44	135	112	136	24	292
Attorney General	573	673	100	592	773	848	75	809
Children and Family Development	1,490	1,624	134	1,270	1,912	1,912	-	1,742
Citizens’ Services	477	552	75	477	683	683	-	768
Education and Child Care	6,638	6,832	194	6,166	8,874	8,874	-	8,233
Emergency Management and Climate Readiness	67	147	80	212	101	505	404	821
Energy, Mines and Low Carbon Innovation	71	149	78	78	129	134	5	399
Environment and Climate Change Strategy	189	354	165	362	255	266	11	578
Finance	1,130	867	(263)	389	1,578	1,696	118	4,059
Forests	625	1,420	795	780	846	1,727	881	1,075
Health	20,414	22,938	2,524	18,872	28,674	28,674	-	26,385
Housing	671	651	(20)	584	897	897	-	901
Indigenous Relations and Reconciliation	87	122	35	160	188	188	-	770
Jobs, Economic Development and Innovation	67	89	22	70	113	113	-	225
Labour	16	29	13	18	21	21	-	34
Mental Health and Addictions	21	15	(6)	16	27	27	-	198
Municipal Affairs	308	242	(66)	282	269	269	-	1,923
Post-Secondary Education and Future Skills	2,083	2,534	451	1,946	2,770	2,770	-	2,692
Public Safety and Solicitor General	775	779	4	700	1,028	1,028	-	1,124
Social Development and Poverty Reduction	3,534	3,699	165	3,319	4,745	4,745	-	4,684
Tourism, Arts, Culture and Sport	131	153	22	154	182	182	-	427
Transportation and Infrastructure	752	759	7	713	1,021	1,021	-	2,044
Water, Land and Resource Stewardship	134	325	191	159	203	203	-	583
Total ministries and Office of the Premier	40,349	45,092	4,743	37,464	55,417	56,935	1,518	60,780
Management of public funds and debt	928	1,098	170	988	1,309	1,586	277	1,314
Contingencies - General programs and CleanBC	-	-	-	-	4,500	4,500	-	1
Pandemic Recovery Contingencies	-	-	-	378	1,000	1,000	-	-
Funding for capital expenditures	2,387	1,984	(403)	1,219	4,540	3,853	(687)	2,248
Refundable tax credit transfers	2,306	2,231	(75)	2,060	3,159	2,941	(218)	3,920
Legislative Assembly and other appropriations	156	148	(8)	123	214	216	2	181
Total appropriations	46,126	50,553	4,427	42,232	70,139	71,031	892	68,444
Elimination of transactions between appropriations [2]	-	-	-	(16)	(32)	(35)	(3)	(24)
Prior year liability adjustments	-	-	-	-	-	(14)	(14)	(98)
Consolidated revenue fund expense	46,126	50,553	4,427	42,216	70,107	70,982	875	68,322
Expenses recovered from external entities	2,936	3,057	121	2,560	4,909	5,298	389	4,919
Elimination of funding provided to service delivery agencies	(30,524)	(31,067)	(543)	(25,608)	(41,212)	(44,199)	(2,987)	(38,236)
Total direct program spending	18,538	22,543	4,005	19,168	33,804	32,081	(1,723)	35,005
Service delivery agency expense
School districts	5,964	6,092	128	5,484	8,356	8,657	301	7,933
Universities	4,579	4,737	158	4,340	6,369	6,637	268	6,053
Colleges and institutes	1,172	1,259	87	1,127	1,574	1,749	175	1,591
Health authorities and hospital societies	18,144	18,922	778	15,503	22,645	25,525	2,880	22,814
Other service delivery agencies	5,814	5,475	(339)	4,759	8,458	8,585	127	7,436
Total service delivery agency expense	35,673	36,485	812	31,213	47,402	51,153	3,751	45,827
Total expense	54,211	59,028	4,817	50,381	81,206	83,234	2,028	80,832

[1]	Restated to reflect government’s organization and accounting policies.

[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

114 |	Budget and Fiscal Plan - 2024/25 to 2026/27

2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.7 2023/24 Revenue by Source

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Taxation
Personal income	11,827	11,888	61	12,750	15,953	16,442	489	17,268
Corporate income	4,614	3,787	(827)	6,372	5,938	6,085	147	9,156
Employer health	2,048	2,059	11	2,045	2,731	2,773	42	2,720
Sales [2]	7,679	7,928	249	7,586	10,187	10,362	175	9,818
Fuel	809	787	(22)	798	1,072	1,030	(42)	1,021
Carbon	1,985	1,886	(99)	1,542	2,811	2,650	(161)	2,161
Tobacco	455	399	(56)	444	565	510	(55)	531
Property	2,593	2,669	76	2,336	3,488	3,592	104	3,253
Property transfer	1,428	1,625	197	1,950	1,799	1,950	151	2,293
Insurance premium	586	615	29	592	780	825	45	804
	34,024	33,643	(381)	36,415	45,324	46,219	895	49,025
Natural resource
Natural gas royalties	1,505	576	(929)	1,662	2,016	684	(1,332)	2,255
Forests	589	501	(88)	1,445	846	691	(155)	1,887
Other natural resource revenues [3]	1,424	1,228	(196)	1,478	1,902	1,640	(262)	2,056
	3,518	2,305	(1,213)	4,585	4,764	3,015	(1,749)	6,198
Other revenue
Post-secondary education fees	1,916	1,975	59	1,834	2,770	2,837	67	2,651
Fees and licenses [4]	1,627	1,755	128	1,592	2,412	2,525	113	2,277
Investment earnings	1,128	1,206	78	1,041	1,349	1,335	(14)	1,316
Miscellaneous [5]	2,676	3,400	724	3,185	3,989	4,154	165	4,445
	7,347	8,336	989	7,652	10,520	10,851	331	10,689
Contributions from the federal government
Health and social transfers	6,728	7,101	373	6,525	8,970	9,386	416	8,769
Other federal government contributions [6]	2,232	1,987	(245)	1,713	4,623	4,642	19	3,757
	8,960	9,088	128	8,238	13,593	14,028	435	12,526
Commercial Crown corporation net income
BC Hydro [7]	367	344	(23)	342	712	314	(398)	360
Liquor Distribution Branch	927	935	8	958	1,150	1,150	-	1,199
BC Lottery Corporation [8]	1,080	1,055	(25)	1,208	1,456	1,416	(40)	1,584
ICBC [9]	69	617	548	(372)	-	140	140	(197)
Other [10]	147	159	12	143	171	187	16	152
	2,590	3,110	520	2,279	3,489	3,207	(282)	3,098
Total revenue	56,439	56,482	43	59,169	77,690	77,320	(370)	81,536

[1]	Restated to reflect government’s current accounting policies.

[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.

[3]	Columbia River Treaty, other energy and minerals, water rental and other resources.

[4]	Healthcare-related, motor vehicle, and other fees.

[5]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

[6]	Includes contributions for health, education, community development, housing and social service programs, transportation projects and payments under the Disaster Financial Assistance Arrangements.

[7]	Includes the $340 million cost of the BC Electricity Affordability Credit. Total cost of the credit is $370 million, which includes non-BC Hydro customers.

[8]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

[9]	2022/23 full year actual does not include non-controlling interest and will be restated in future quarterly reports to reflect the adoption of IFRS 9 and IFRS 17.

[10]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

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2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.8 2023/24 Expense by Function

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23	Budget	Forecast	Variance	2022/23
Health [1]	22,116	25,291	3,175	20,461	30,927	31,466	539	30,322
Education [2]	12,650	13,032	382	11,709	17,600	17,858	258	16,991
Social services	6,761	6,888	127	5,958	9,158	9,145	(13)	9,652
Protection of persons and property	1,706	1,881	175	1,824	2,324	2,797	473	3,483
Transportation	1,792	1,682	(110)	1,588	2,616	2,457	(159)	3,319
Natural resources and economic development	2,702	4,183	1,481	2,851	4,432	5,447	1,015	6,284
Other	2,844	2,350	(494)	1,969	3,485	3,380	(105)	5,736
Contingencies - General programs and CleanBC [3]	-	-	-	-	4,500	4,500	-	-
Pandemic Recovery Contingencies [3]	-	-	-	378	1,000	1,000	-	-
General government	1,327	1,370	43	1,443	1,929	1,884	(45)	2,326
Debt servicing	2,312	2,351	39	2,200	3,235	3,300	65	2,719
Total expense	54,211	59,028	4,817	50,381	81,206	83,234	2,028	80,832

[1]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

[2]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[3]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

116 |	Budget and Fiscal Plan - 2024/25 to 2026/27

2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.9 2023/24 Capital Spending

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23 [1]	Budget	Forecast	Variance	2022/23
Taxpayer-supported
Education
School districts	709	610	(99)	650	1,019	915	(104)	934
Post-secondary institutions	1,086	831	(255)	678	1,716	1,540	(176)	1,071
Health	1,494	1,485	(9)	882	3,243	3,235	(8)	1,915
BC Transportation Financing Authority	3,146	1,965	(1,181)	1,453	3,947	2,703	(1,244)	1,823
BC Transit	181	137	(44)	78	232	206	(26)	100
Government ministries	404	326	(78)	271	701	610	(91)	470
Social housing [2]	702	458	(244)	310	808	758	(50)	357
Other	74	81	7	43	147	140	(7)	85
Total taxpayer-supported	7,796	5,893	(1,903)	4,365	11,813	10,107	(1,706)	6,755

Self-supported
BC Hydro	3,057	3,416	359	2,872	3,815	4,573	758	3,919
Columbia Basin power projects [3]	8	5	(3)	5	9	10	1	10
BC Railway Company	4	2	(2)	4	7	6	(1)	6
ICBC	47	46	(1)	27	65	63	(2)	41
BC Lottery Corporation [4]	64	54	(10)	44	103	75	(28)	95
Liquor Distribution Branch	19	7	(12)	7	28	25	(3)	16
Other [5]	-	-	-	-	-	-	-	78
Total self-supported	3,199	3,530	332	2,959	4,027	4,752	725	4,165
Total capital spending	10,995	9,423	(1,572)	7,324	15,840	14,859	(981)	10,920

[1]	Taxpayer-supported figures have been restated to reflect government’s current accounting policies.

[2]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

[3]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

[4]	Excludes right-of-use assets except for full year actual.

[5]	Includes post-secondary institutions’ self-supported subsidiaries.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 117

2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.10 2023/24 Provincial Debt 1

	Year-to-Date to December 31				Full Year
	2023/24			Actual	2023/24			Actual
($ millions)	Budget	Actual	Variance	2022/23	Budget	Forecast	Variance	2022/23
Taxpayer-supported debt
Provincial government
Operating	2,440	3,892	1,452	-	2,440	4,571	2,131	-
Capital [2]	40,043	41,600	1,557	35,973	44,089	40,678	(3,411)	36,538
Total provincial government	42,483	45,492	3,009	35,973	46,529	45,249	(1,280)	36,538

Taxpayer-supported entities
BC Transportation Financing Authority	22,322	21,042	(1,280)	18,676	23,171	21,856	(1,315)	18,992
Health authorities and hospital societies	2,347	2,267	(80)	1,944	2,381	2,380	(1)	1,983
Post-secondary institutions	939	895	(44)	908	952	895	(57)	910
Social housing [3]	1,844	1,184	(660)	1,195	2,227	1,126	(1,101)	1,241
Other	336	349	13	256	357	357	-	270
Total taxpayer-supported entities	27,788	25,737	(2,051)	22,979	29,088	26,614	(2,474)	23,396
Total taxpayer-supported debt	70,271	71,229	958	58,952	75,617	71,863	(3,754)	59,934
Self-supported debt	31,283	31,951	668	29,193	31,607	31,920	313	29,492
Total debt before forecast allowance	101,554	103,180	1,626	88,145	107,224	103,783	(3,441)	89,426
Forecast allowance	-	-	-	-	700	-	(700)	-
Total provincial debt	101,554	103,180	1,626	88,145	107,924	103,783	(4,141)	89,426

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.

[3]	Includes debt incurred by BC Housing Management Commission and the Provincial Rental Housing Corporation to fund investments in affordable housing through HousingHub. The debt forecast reflects projects that have been approved as of December 2023.

118 |	Budget and Fiscal Plan - 2024/25 to 2026/27

2023/24 Updated Financial Forecast (Third Quarterly Report)

Table 4.11 2023/24 Statement of Financial Position

	Actual March 31,	Year-to-Date December 31,	Forecast March 31,
($ millions)	2023	2023	2024
Financial assets:
Cash and temporary investments	8,247	5,600	3,865
Other financial assets	19,077	20,418	17,741
Sinking funds	521	491	517
Investments in commercial Crown corporations:
Retained earnings	12,634	14,019	13,121
Recoverable capital loans	28,145	30,680	30,459
Total investments in commercial Crown corporations	40,779	44,699	43,580
Total financial assets	68,624	71,208	65,703
Liabilities:
Accounts payable, accrued liabilities and others	25,402	20,547	20,834
Deferred revenue	15,005	15,279	15,758
Debt:
Taxpayer-supported debt	59,934	71,229	71,863
Self-supported debt	29,492	31,951	31,920
Total provincial debt	89,426	103,180	103,783
Add: debt offset by sinking funds	521	491	517
Add: foreign exchange adjustments	472	484	-
Less : guarantees and non-guaranteed debt	(1,523)	(1,988)	(1,461)
Financial statement debt	88,896	102,167	102,839
Total liabilities	129,303	137,993	139,431
Net liabilities	(60,679)	(66,785)	(73,728)
Capital and other non-financial assets:
Tangible capital assets	59,811	63,654	66,906
Other non-financial assets	3,571	3,815	3,611
Total capital and other non-financial assets	63,382	67,469	70,517
Accumulated surplus (deficit)	2,703	684	(3,211)

Changes in Financial Position

	Year-to-Date December 31,	Forecast March 31,
($ millions)	2023	2024
Deficit for the period	2,546	5,914
Change in remeasurement (gains) losses and other adjustments	(527)	-
Decrease in accumulated surplus	2,019	5,914

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	5,893	10,107
Less: amortization and other accounting changes	(2,050)	(3,012)
Increase in net capital assets	3,843	7,095
Increase in other non-financial assets	244	40
Increase in capital and other non-financial assets	4,087	7,135

Increase in net liabilities	6,106	13,049

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	1,385	487
Self-supported capital investments	3,530	4,752
Less: loan repayments and other accounting changes	(995)	(2,438)
Increase in investment in commercial Crown corporations	3,920	2,801
Decrease in cash and temporary investments	(2,647)	(4,382)
Increase in other working capital	5,892	2,475
Increase in investment and working capital	7,165	894

Increase in financial statement debt	13,271	13,943
Change in sinking fund debt and foreign exchange adjustments	18	476
Increase (decrease) in guarantees and non-guaranteed debt	465	(62)
Increase in total provincial debt	13,754	14,357

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APPENDIX

A1	Tax Expenditures	123
A1.1.1	Personal Income Tax – Tax Expenditures (Refundable Tax Credits)	125
A1.1.2	Corporate Income Tax – Tax Expenditures (Refundable Tax Credits)	126
A1.2.1	Personal Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)	127
A1.2.2	Corporate Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)	129
A1.3	Property Taxes – Tax Expenditures	129
A1.4	Consumption Taxes – Tax Expenditures	131
A1.5	Employer Health Tax – Tax Expenditures	132
A1.6	Insurance Premium Tax – Tax Expenditures	132
A2	Interprovincial Comparisons of Tax Rates – 2024	133
A3	Comparison of Provincial and Federal Taxes by Province – 2024	134
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2024	136
A5	Material Assumptions – Revenue	137
A6	Natural Gas Price Forecasts – 2024/25 to 2026/27	143
A7	Material Assumptions – Expense	144
A8	Operating Statement – 2017/18 to 2026/27	147
A9	Revenue by Source – 2017/18 to 2026/27	148
A10	Revenue by Source Supplementary Information – 2017/18 to 2026/27	149
A11	Expense by Function – 2017/18 to 2026/27	150
A12	Expense by Function Supplementary Information – 2017/18 to 2026/27	151
A13	Full-Time Equivalents (FTEs) 2017/18 to 2026/27	152
A14	Capital Spending – 2017/18 to 2026/27	153
A15	Statement of Financial Position – 2017/18 to 2026/27	154
A16	Changes in Financial Position – 2017/18 to 2026/27	155
A17	Provincial Debt – 2017/18 to 2026/27	156
A18	Provincial Debt Supplementary Information – 2017/18 to 2026/27	157
A19	Key Provincial Debt Indicators – 2017/18 to 2026/27	158

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Appendix

A1: Tax Expenditures

Introduction

Tax expenditures reduce the amount of tax a taxpayer pays and are used to deliver government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions or credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower-income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. For transparency and consistency with previous tax expenditure reports, Tables A1.1.1 and A1.1.2 also report on these tax transfers.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases, setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the climate action tax credit, which is delivered through the income tax system by the Canada Revenue Agency. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for lower-income earners may, in reality, provide the greatest benefit to higher-income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits, exemptions and refunds are classed as tax expenditures.

The emphasis is on tax reductions, credits, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system or measures designed to simplify the administration of a tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million annually are generally not included. Where practical, smaller items have been presented together as an aggregate figure or have been excluded to ensure taxpayer confidentiality is maintained.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 123

Appendix

British Columbia Tax Expenditures

Tables A1.1.1 to A1.6 report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons: in some cases, the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not consider any behavioural changes, which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation, which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

Tables A1.1.1 and A1.1.2 list tax programs delivered through refundable personal and corporate income tax credits, respectively. Refundable tax credits can be used to reduce income tax liabilities with any remainder refunded to the taxpayer. These tax credits are reported in a voted appropriation.

Tables A1.2.1 and A1.2.2 list tax expenditures that are deductions, exemptions or non-refundable tax credits for personal and corporate income tax, respectively. Deductions reduce taxable income, whereas non-refundable tax credits can only be used to reduce income taxes payable. The tables include both provincial measures and federal measures. Federal measures are deductions and exemptions that reduce British Columbia income tax. Under the tax collection agreement between British Columbia and the federal government, the federal government has sole responsibility for determining income subject to tax, including British Columbia tax.

Table A1.3 lists property tax exemptions and grants. Property tax exemptions can reduce the tax owing or remove a property from tax. Grants reduce the final tax owing and may be refunded after full payment has been received. Exemptions are used to define the tax base; estimates for property tax expenditures for government entities, municipalities, colleges, schools, hospitals and similar public facilities are not shown.

Table A1.4 lists consumption tax exemptions. Fuel tax estimates include point-of-sale exemptions for certain individuals and businesses, and refunds if fuel is purchased then subsequently used for an exempt purpose. Provincial sales tax exemptions are typically point-of-sale exemptions and either apply to everyone at the point of sale or apply in certain circumstances with appropriate documentation.

Table A1.5 reports employer health tax expenditures.

Table A1.6 reports an insurance premium tax exemption for marine insurance.

More information on British Columbia tax expenditures in Tables A1.1.1 to A1.6 can be found at https://www2.gov.bc.ca/gov/content/taxes. Information on federal tax expenditures in Tables A1.2.1 and A1.2.2 can be found at https://www.canada.ca/en/ services/taxes/income-tax.html.

124 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A1.1.1 Personal Income Tax – Tax Expenditures (Refundable Tax Credits)

	2022/23 Actual Cost[1]	2023/24 Estimated Cost[2]	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
BC Family Benefit	485	470	665
• Tax-free monthly payment made to eligible families to help with the cost of raising children under age 18.
• The maximum benefit was increased July 2023 to $1,750 for a family’s first child, $1,100 for a second child, and $900 for each subsequent child.
• Started October 1, 2020 as the BC Child Opportunity Benefit. The benefit was temporarily enhanced for the period January 2023 to March 2023.
• The BC Family Benefit Bonus will be paid as an enhancement to the BC Family Benefit for the 2024/25 benefit year.
Climate action tax credit	1,714	747	1,022
• Helps offset the impact of the carbon taxes paid by low- to moderate-income individuals and families.
• The benefit varies based on the composition of the family and their family net income.
• Includes the temporary enhanced payments for the July 2022 to June 2023 benefit year.
• Introduced in 2008 with the carbon tax.
Home renovation tax credit for seniors and persons with disabilities	3	3	3
• Assists eligible individuals 65 and over and persons with disabilities with the cost of certain permanent home renovations to improve accessibility or be more functional or mobile at home.
• Recipients may receive up to 10 per cent of qualifying renovation expenses, up to a maximum of $10,000 of qualifying renovation expenses or $1,000.
• Introduced in 2012.
Renter’s tax credit	77	267	279
• Provides low- to moderate-income households that rent with an income-tested refundable income tax credit of up to $400.
• Introduced in 2023.
Sales tax credit	33	40	50
• Helps offset the cost of provincial sales tax for low-income individuals and families.
• The maximum benefit is $75 for individuals and $150 for couples.
• Reintroduced in 2013 in conjunction with reimplementation of the provincial sales tax.
Small business venture capital tax credit	44	31	40
• Encourages investors to make early-stage equity investments that help B.C. small businesses develop and grow.
• Individuals receive a credit of up to 30 per cent of their investment and may claim a benefit of up to $120,000 per tax year.
• A temporary tax credit budget increase of $2.5 million for the 2022 to 2024 years supports additional investments in clean technology.
• Introduced in 1979.
Training tax credits [3]	8	8	12
• Provides refundable income tax credits for apprentices based on the apprenticeship level completed.
• Provides refundable income tax credits for employers of up to 15 per cent of apprentices’ salaries.
• Introduced in 2007.
• Sunset date of December 31, 2025.

[1]	Figures include prior year adjustments of -$17 million for the sales tax credit, $4.4 million for the small business venture capital tax credit, and -$4 million for the training tax credits.
[2]	Figures include prior year adjustments of -$9 million for the renter’s tax credit, -$10 million for the sales tax credit, -$9 million for the small business venture capital credit, and -$4 million for the training tax credits.
[3]	Training tax credits for corporations are listed in Table A1.1.2. The training tax credit for individuals includes tax credits for apprentices and unincorporated employers.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 125

Appendix

Table A1.1.2 Corporate Income Tax – Tax Expenditures (Refundable Tax Credits)

	2022/23 Actual Cost[1]	2023/24 Estimated Cost[2]	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Book publishing tax credit	3	2	3
• Supports book publishers that carry out business primarily in British Columbia.
• Introduced in 2003.
• Sunset date of March 31, 2026.
Clean buildings tax credit	-	20	20
• Provides a temporary 5 per cent refundable income tax credit on eligible expenditures paid towards improving the energy efficiency of eligible buildings.
• Introduced in 2022 for eligible expenditures made before April 1, 2025.
Film Incentive BC tax credit	166	177	163
• Supports the production of film or television productions in British Columbia. The Film Incentive BC tax credit is for domestic productions meeting Canadian content requirements.
• Basic, regional location, and film training tax credits were introduced in 1998.
• Digital animation and visual effects (DAVE) tax credit was introduced in 2008 and expanded to post-production activities in 2015.
• Distant location tax credit was introduced in 2009.
• B.C.-based scriptwriters tax credit was introduced in 2018.
• Tax credit does not have a sunset date.
Production services tax credit	775	732	747
• Supports the production of film or video productions in British Columbia. The production services tax credit is available to both domestic and foreign producers.
• Introduced in 1998.
• Regional location tax credit and digital animation and visual effects (DAVE) tax credit introduced in 2008. Post-production activities became eligible for the DAVE credit in 2015.
• Distant location tax credit was introduced in 2009.
• Tax credit does not have a sunset date.
Interactive digital media tax credit	136	163	140
• Supports the development of interactive digital media products in British Columbia.
• In 2017, eligibility was expanded to small business venture capital corporations, and principal business requirements were relaxed for corporations with annual qualifying B.C. labour expenditures greater than $2 million.
• Introduced in September 2010.
• Sunset date of August 31, 2028.
International business activity program tax refunds	(3)	-	-
• Provided eligible corporations, certain foreign banks authorized to carry on business in Canada, and specialists employed by these entities a refund of B.C. income tax paid on income related to the corporation’s international business carried on in British Columbia.
• Program eliminated effective September 12, 2017.
Mining exploration tax credit	35	98	60
• Supports eligible corporations conducting grassroots mineral exploration in British Columbia.
• Introduced for expenditures incurred after July 31, 1998; expanded to active partners in partnerships effective after March 31, 2003; enhanced for prescribed areas effective after February 20, 2007.
• Tax credit does not have a sunset date.
• Budget 2024 disallows expenses related to oil and gas.
Scientific research and experimental development tax credit [3]	84	130	116
• Supports research and development carried on in British Columbia.
• Capital expenditures removed from qualifying expenditures effective after 2013 and taxable income removed from calculation of refundable tax credit expenditure limit for taxation years ending after March 18, 2019.
• Introduced effective September 1, 1999.
• Sunset date of August 31, 2027.

[1]	Figures include prior year adjustments of $24 million for the Film Incentive BC tax credit, -$27 million for the production services tax credit, $26 million for the interactive digital media tax credit, $5 million for the mining exploration tax credit, -$7 million for the scientific research and experimental development tax credit, and -$2 million for the training tax credits.
[2]	Figures include prior year adjustments of $17 million for the Film Incentive BC tax credit, -$39 million for the production services tax credit, $23 million for the interactive digital media tax credit, $38 million for the mining exploration tax credit, $19 million for the scientific research and experimental development tax credit, and -$5 million for the training tax credits.
[3]	The scientific research and experimental development tax credit has a non-refundable component, which is reported in Table A 1.2.2.

126 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A1.1.2 Corporate Income Tax – Tax Expenditures (Refundable Tax Credits) (continued)

	2022/23 Actual Cost	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Training tax credits [1]	10	5	10
• Provides refundable income tax credits for employers of up to 15 per cent of apprentices’ salaries.
• Includes tax credit for shipbuilders and ship repair industry.
• Introduced in 2007.
• Sunset date of December 31, 2027.

[1]	Training tax credits for individuals are reported in Table A1.1.1.

Table A1.2.1 Personal Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2022/23 Actual Cost	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Age tax credit	113	117	121
• Provides an income-tested tax credit to seniors.
• Introduced in 2000.
BC caregiver tax credit	6	7	7
• Provides a tax credit to individuals who care for family members with a disability.
• Introduced in 2018 in response to changes to the federal caregiver tax credit.
Canada Pension Plan tax credit	240	265	291
• Provides a tax credit to individuals who make Canada Pension Plan contributions.
• Introduced in 2000.
Charitable donations tax credit	331	342	351
• Provides a tax credit to individuals who make charitable donations to registered charities and eligible donees.
• Introduced in 2000.
Disability tax credit	45	47	48
• Provides a tax credit to persons with a disability.
• Introduced in 2000.
Employment Insurance tax credit	70	77	85
• Provides a tax credit to individuals who pay Employment Insurance premiums.
• Introduced in 2000.
Medical expense tax credit	88	91	93
• Provides a tax credit to individuals who incur sufficient qualifying medical expenses.
• Introduced in 2000.
Mining flow-through share tax credit	40	40	40
• Provides a tax credit to individuals who invest in flow-through shares on renounced mining expenditures.
• Introduced in 2001.
Pension tax credit	31	32	33
• Provides a tax credit to individuals who receive amounts from private pension plans.
• Introduced in 2000.
Political contribution tax credit	4	4	4
• Provides a tax credit to individuals who donate to provincial political parties, constituency associations, or candidates.
• Introduced in 2000. Prior to 2000, B.C. had a similar deduction, rather than a credit.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 127

Appendix

Table A1.2.1 Personal Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits) (continued)

	2022/23 Actual Cost	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures (continued)
Spousal and eligible dependant tax credits	95	98	101
• Provides a tax credit to individuals who have a low-income spouse, or to single parents who support a minor child.
• Introduced in 2000.
Tuition tax credit	72	75	77
• Provides a tax credit for tuition paid to a post-secondary institution.
• Costs also include education tax credit amounts in respect of studies prior to the elimination of that tax credit in 2019, which have been carried forward.
• Unused tax credits may be carried forward to future years.
• Introduced in 2000.
Federal Measures [1]
Child care expense deduction	59	54	51
• Allows families to deduct child care costs from taxable income.
• Introduced in 1972.
Non-taxation of business-paid health and dental benefits	196	206	214
• Provides that private health and dental benefits are not taxed.
• Introduced in 1948.
Northern residents deduction	19	19	20
• Provides a deduction to individuals living in northern communities.
• Introduced in 1987.
Pension income splitting	120	131	141
• Allows for spouses to split pension income, other than income from the Canada Pension Plan and Old Age Security.
• Introduced in 2007.
Registered pension plans	1,996	2,300	2,272
• Allows amounts contributed to a pension plan to be deducted from taxable income.
• Introduced in 1919.
Registered retirement savings plans (RRSPs)	1,385	1,588	1,572
• Allows amounts contributed to an RRSP to be deducted from taxable income.
• Introduced in 1957.
Tax-free savings accounts (TFSAs)	119	134	143
• Allows for investment income to be earned tax-free within a TFSA.
• Introduced in 2009.

[1]	These measures show the foregone provincial revenue resulting from federal measures. Each measure is calculated from the 2023 federal cost projections as reported in the Government of Canada’s Report on Federal Tax Expenditures 2023 by applying British Columbia residents’ share of the measure and the relevant tax rates. Certain tax expenditure items have been excluded where no data is available or the amounts are immaterial.

128 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A1.2.2 Corporate Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2022/23 Actual Cost	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Small business venture capital tax credit	6	5	6
• See description under Table A1.1.1.
• Corporations receive a credit of up to 30 per cent of their investment. There is no annual limit on the benefit that can be claimed.
Scientific research and experimental development tax credit [1]	106	125	127
• See description under Table A1.1.2.
Small business corporate income tax rate	2,175	1,330	1,815
• Provides a reduced income tax rate for Canadian-controlled private corporations on active business income up to $500,000.
• The small business corporate income tax rate was reduced to 2 per cent from 2.5 per cent effective April 1, 2017.
• Includes savings for credit unions, which are also reported below.
• Introduced in 1975.
Small business corporate income tax rate for credit unions	12	8	10
• Provides a reduced income tax rate for credit unions on a portion of taxable income.
• Introduced in 1977.
• This tax credit expenditure reflects the savings provided to credit unions from the small business rate.
• In 2017, expanded access for credit unions to the provincial small business rate continued despite the phase-out of the corresponding federal measure.
Federal Measure [2]
Charitable donations deduction	137	122	133
• Generally permits corporations to deduct charitable donations made to registered charities up to a maximum of 75 per cent of the corporation’s taxable income. The limit may be exceeded for donations of certain items.
• Encourages corporations to make donations to charities.
• Introduced in 1929 for certain charities, and expanded to all charities by 1933.

[1]	The scientific research and experimental development tax credit has a refundable component, which is reported in Table A1.1.2.
[2]	The deduction for corporate charitable donations is a federal measure but the estimate shows only the foregone provincial revenue. This is calculated from the 2023 federal cost projection as reported in the Government of Canada’s Report on Federal Tax Expenditures 2023 by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate.

Table A1.3 Property Taxes – Tax Expenditures

	2022/23 Actual Cost	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for business properties [1]	5	5	5
• Assessed improvement values for property tax are reduced by $10,000 for each industrial and business property.
• Introduced in 1984.
Overnight tourist accommodation assessment relief [1]	2	2	2
• Reduces the taxable assessed value of smaller tourist accommodation properties.
• Introduced in 1988.
• Assessment reductions for properties in rural areas were increased in 2016.
Home owner grant	892	907	926
• Reduces property taxes for Canadian citizens and permanent residents of Canada who use the property as their principal residence. The benefit relative to tax paid is greater for lower-valued homes.
• The grant is phased out on properties with an assessed value above a threshold value. Low-income seniors and some other low-income individuals may be eligible for a low-income grant supplement if some or all of the grant is reduced because of the phase out.
• The grant is up to $275 higher for seniors, eligible veterans, and persons with disabilities.
• The northern and rural area home owner benefit was introduced in 2011, which provides an additional $200 to eligible homeowners outside Metro Vancouver and the Capital and Fraser Valley regional districts.
• Introduced in 1957.

[1]	Estimates are for the most recent calendar year of the fiscal year and include only school and rural area property taxes levied by the Province.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 129

Appendix

Table A1.3 Property Taxes – Tax Expenditures (continued)

	2022/23 Actual Cost	2023/24 Estimated Cost[1]
	($ millions)	($ millions)
Property Transfer Tax
Exemptions for the following:
First time home buyers	37	38
• Exempts Canadian citizens and permanent residents of Canada who purchase their first home.
• The homeowner must live in the home as their principal residence for at least one year after purchase and the property must have a fair market value of $500,000 or less. A phase out applies for homes up to $525,000.
• Introduced in 1994.
Newly built home	46	49
• Exempts Canadian citizens and permanent residents of Canada from property transfer tax for a newly built home with a fair market value of up to $750,000. A partial exemption applies up to $800,000.
• The homeowner must live in the home for at least one year after purchase. There is no requirement to live in B.C. before the purchase.
• Introduced in 2016.
Property transfers between related individuals	215	214
• Longstanding exemption for spousal and intergenerational transfers for principal residences, recreational properties, family farms, and in the event of a division of property due to divorce or marital breakdown. Available to Canadian citizens and permanent residents of Canada.
Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts	21	34
• Longstanding exemption for transfers to specified public bodies.
Property transfers to charities registered under the Income Tax Act (Canada)	22	15
• Longstanding exemption for transfers of properties to a registered charity or a specified individual where the land will be used for a charitable purpose.
Speculation and Vacancy Tax [2]
$2,000 tax credit for B.C. residents	5
• Provides a tax credit of up to $2,000 for owners who are B.C. residents on the first $400,000 of their property value subject to the tax.
Income tax credit for non-B.C. residents who pay B.C. income tax	3
• Provides a tax credit to reduce a non-B.C. resident’s tax payable based on their B.C. income.
Exemptions for the following:
Recently acquired or inherited property	75
• Provides an exemption from tax for a property that is purchased or acquired in the calendar year.
Temporary extended absence	2
• Provides an exemption from tax when an owner is absent from their principal residence.
Separation or divorce	4
• Provides an exemption from tax for owners who are going through a separation or divorce.
Death of an owner	23
• Provides an exemption from tax for owners in the calendar year of an owner’s death and the following year.
Hazardous or damaged residential property	12
• Provides an exemption from tax for property that is damaged by natural disaster or is uninhabitable.
Strata accommodation property	3
• Provides an exemption from tax for property that is a strata hotel.
Daycares	3
• Provides an exemption from tax for property that is used as a licensed daycare.
Residential care facility	3
• Provides an exemption from tax when an owner moves from their principal residence to a residential care facility.

[1]	Future costs for the first time home buyers’ program and newly built home exemption will vary depending on changes to the thresholds, completion and sale of new homes below the threshold value and by activity of first time buyers in the market. Other property transfer tax exemptions will be more stable over time.
[2]	Certain exemptions such as the principal residence exemption, occupied by a tenant exemption, and land under development exemption, are intended to exclude principal residences, rental properties, and properties under development from the tax base. Costs are for the 2022 calendar year. In calculating the cost of the expenditure no credits have been applied that an owner may have been entitled to receive had they been assessed tax. The calculations are based on actual exemptions claimed, not what an owner would have otherwise been entitled to claim had they not chosen this particular exemption. Ownership percentage is assumed to be split into equal parts based on the number of owners on title (e.g., if a property has three owners, each owner is assumed to have 1/3 ownership), which may not reflect the true mixture of owner types who jointly own property. The tax rate of either 0.5 per cent or 2 per cent based on their ownership type is then applied to their ownership percentage. All measures were introduced when the tax was introduced in 2018.

130 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A1.4 Consumption Taxes – Tax Expenditures

	2022/23 Estimated Cost[1]	2023/24 Estimated Cost	2024/25 Planned Cost
	($ millions)	($ millions)	($ millions)
Fuel Taxes [2]
Exemption for alternative fuels [3]	5	5	6
• Exempts hydrogen, natural gas, and gasoline and diesel that contain at least 85 per cent methanol from motor fuel tax.
• Introduced in 1982.
Exemption for international flights (jet fuel)	13	17	17
• Exempts fuel purchased by interjurisdictional airlines from motor fuel tax.
• Introduced in 2012.
Exemptions for farmers [2]	16	19	23
• Exempts coloured gasoline and coloured diesel purchased by qualifying farmers from motor fuel and carbon tax.
• Introduced in 2008 for motor fuel tax and 2014 for carbon tax.
Provincial Sales Tax [4]
Rebate for select machinery and equipment	99	-	-
• Provided, as part of B.C.’s Economic Recovery Plan, a temporary rebate to encourage business investment.
Exemptions for the following:
Food for human consumption [5]	1,765	1,817	2,019
• Provides an exemption to reduce the cost of basic necessities.
Production machinery and equipment	263	302	314
• Provides an exemption to help reduce the cost of certain machinery and equipment for businesses in the manufacturing, oil and gas, mining, and logging industries.
Residential energy other than electricity (e.g., natural gas, fuel oil)	132	129	126
• Provides an exemption to reduce the cost of residential energy.
Residential electricity	165	171	174
• Provides an exemption to reduce the cost of residential electricity.
Non-residential electricity	199	208	211
Provides an exemption to help businesses become more competitive and support increased investment, growth, and job creation. Phased in starting January 1, 2018 and fully implemented on April 1, 2019.
Prescription and non-prescription drugs, vitamins, and certain other health care products	295	313	332
• Provides exemptions to reduce the cost of certain drugs, vitamins, and health care products.
Children’s clothing and footwear	44	50	52
• Provides an exemption to reduce the cost of clothing and footwear for children under 15.
Clothing patterns and fabrics	12	13	14
• Provides an exemption to reduce the cost of patterns, yarns, natural fibres, threads, and fabric that are commonly used in making or repairing clothing.
Specified school supplies	45	48	49
• Provides an exemption to reduce the cost of school supplies.
Books, magazines, and newspapers	45	51	58
• Provides an exemption to reduce the cost of reading material.
Basic land-line telephone and cable service	32	30	28
• Provides exemptions to reduce the cost of basic land-line telephone and basic cable television service.
“1-800” and equivalent telephone services	3	2	2
• Provides an exemption to reduce the cost of offering toll-free telephone services.
Specified safety equipment	42	46	52
• Provides exemptions to reduce the cost of specified protective gear and safety equipment.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.
[2]	Estimate is for both motor fuel tax and carbon tax.
[3]	Exemption for natural gas began in 1982. The exemption was expanded to include gasoline and diesel with at least 85 per cent methanol in 1992, hydrogen used in a fuel cell vehicle in 2009, and hydrogen used in an internal combustion engine vehicle in 2022.
[4]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the implementation of the Provincial Sales Tax Act in 2013 unless otherwise noted.
[5]	Effective April 1, 2021, carbonated sodas and certain other beverages became subject to provincial sales tax.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 131

Appendix

Table A1.4 Consumption Taxes – Tax Expenditures (continued)

		2022/23	2023/24	2024/25
		Estimated Cost[1]	Estimated Cost	Planned Cost
		($ millions)	($ millions)	($ millions)
Provincial Sales Tax [2]
Exemptions for the following:
Labour to repair major household appliances, clothing, and footwear		38	42	47
•	Provides exemptions to reduce the cost of repairing certain essentials.
Livestock for human consumption and feed, seed, and fertilizer		97	101	105
•	Provides exemptions to reduce the cost of animals that are part of the food system.
Specified energy conservation equipment		23	25	28
•	Provides exemptions to reduce the cost of certain energy conservation equipment.
Bicycles and adult-sized tricycles		33	35	37
•	Provides exemptions to reduce the cost of non-motorized bicycles, adult-sized tricycles, and parts and services. Expanded in 2021 to include electric bicycles, electric adult-sized tricycles, conversion kits, and parts and services.
Used zero-emission vehicles		23	32	42
•	Provides an exemption to reduce the cost of used zero-emission vehicles.
•	Introduced in 2022.
•	Sunset date of February 22, 2027.
Heat pumps		9	9	9
•	Provides an exemption to reduce the cost of heat pumps.
•	Introduced in 2022.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.
[2]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the implementation of the Provincial Sales Tax Act in 2013 unless otherwise noted.

Table A1.5 Employer Health Tax – Tax Expenditures

		2022/23	2023/24	2024/25
		Actual Cost	Estimated Cost	Planned Cost
		($ millions)	($ millions)	($ millions)
Increased Employment Incentive		2	-	-
•	Provides a refundable tax credit to employers who increased their payroll for low- to middle-income workers between the third and fourth quarters of 2020.
•	Introduced for the quarter ended December 31, 2020 as part of B.C.’s Economic Recovery Plan.
Relief for small businesses, charities, and non-profits		330	342	449
•	Provides a tax exemption for employers with B.C. remuneration of $500,000 or less, and a lower effective tax rate for employers with B.C. remuneration up to $1.5 million.
•	Charities and not-for-profit employers are exempt on their first $1.5 million of B.C. remuneration at a qualifying location, and receive a lower effective tax rate on B.C. remuneration of up to $4.5 million at a qualifying location.
•	Introduced in 2019 with the employer health tax.
•	Budget 2024 proposes an increase to the exemption threshold to $1 million for remuneration paid on or after January 1, 2024.

Table A1.6 Insurance Premium Tax – Tax Expenditures

		2022/23	2023/24	2024/25
		Actual Cost	Estimated Cost	Planned Cost
		($ millions)	($ millions)	($ millions)
Marine Insurance Exemption		5	6	6
•	Provides an exemption for marine insurance other than pleasure craft insurance.
•	Introduced in 1957.

132 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A2	Interprovincial Comparisons of Tax Rates – 2024
(Rates known and in effect as of February 1, 2024)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador
Corporate income tax (per cent of taxable income)
General rate	12	8	12	12	11.5	11.5	14	14	16	15
Manufacturing rate [1]	12	8	10	12	10	11.5	14	14	16	15
Small business rate [2]	2	2	1	0	3.2	3.2	2.5	2.5	1	3
Small business threshold ($000s)	500	500	600	500	500	500	500	500	500	500
Corporation capital tax (per cent) Financial [3]	Nil	Nil	0.7/4	6	1.25	1.25	4/5	4	5	6
Payroll tax (per cent) [4]	1.95	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2
Insurance premium tax (per cent) [5]	2/7	3/4	3/4	2/4	2/3.5	3.3	2/3	3/4	3.75/4	5
Fuel tax (cents per litre) [6]
Gasoline	28.81	23.31	29.31	14.31	38.88	32.93	44.19	49.00	42.29	41.79
Diesel	31.85	26.38	32.38	17.38	43.96	36.42	56.92	56.31	55.88	51.40
Sales tax (per cent) [7]
General rate	7	Nil	6	7	8	9.975	10	10	10	10
Tobacco tax ($ per carton of 200 cigarettes) [8]	76.62	55.00	67.54	71.27	47.99	37.80	66.25	75.05	75.05	81.60

[1]	In British Columbia (and some other provinces), the general rate applies to income from manufacturing and processing.
2	Saskatchewan has temporarily reduced the province’s small business rate. The rate was 0 per cent from October 1, 2020 to June 30, 2023. Effective July 1, 2023, the rate was increased to 1 per cent and is due to increase to 2 per cent July 1, 2024.
[3]	Saskatchewan provides a lower rate for small financial corporations, while Manitoba exempts small financial corporations from taxation. The tax in Ontario and Quebec only applies to life insurance companies. New Brunswick generally applies a 4 per cent tax on financial institutions, with a 5 per cent tax on banks specifically. Saskatchewan, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador each provide capital tax deductions.
[4]	Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec levies a compensation tax of up to 2.8 per cent on salaries and wages paid by financial institutions, other than insurance corporations, which are taxed at a rate of 0.3 per cent.
[5]	Lower rates apply to premiums for life, sickness, and accident insurance; higher rates apply to premiums for property and other classes of insurance including automobile insurance. In British Columbia, the highest rate applies to premiums paid to unlicensed insurers. Quebec’s rate includes the 0.3 per cent rate of compensation tax levied on insurance corporations. In Saskatchewan, Manitoba, Ontario, Quebec, and Newfoundland and Labrador, sales taxes also apply to certain insurance premiums except, generally, those related to individual life and health.
[6]	Tax rates are for regular fuel used on highways and include all provincial taxes payable by consumers at the pump. The British Columbia rates include 6.75 cents per litre dedicated to the BC Transportation Financing Authority and the carbon tax rates of 14.31 cents per litre for gasoline and 16.85 cents per litre for diesel. The British Columbia rates do not include regional taxes that increase the gasoline and diesel rates by 18.5 cents per litre in the South Coast British Columbia Transportation Authority service region and by 5.5 cents per litre in the Capital Regional District. The rates for Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador include provincial sales tax based on average pump prices as of January 2024. The rates for Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, Nova Scotia, New Brunswick, and Prince Edward Island include federal carbon pricing backstop rates of 14.31 cents per litre for gasoline and 17.38 cents per litre for diesel. In Alberta, fuel tax rates, including gas and diesel, are adjusted quarterly based on an average West Texas Intermediate price within a given period. The temporary pause on fuel tax in Manitoba has been included and is in effect until at least June 30, 2024. The temporary fuel tax reduction in Newfoundland and Labrador has been included and is in effect until March 31, 2024. The temporary fuel tax reduction in Ontario has been included and is in effect until at least June 30, 2024. Quebec’s rates do not include increased or reduced regional tax rates, such as an additional 3 cents per litre on gasoline in the Montreal area.
[7]	Tax rates shown are statutory rates. Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation.
[8]	Includes estimated provincial sales tax / provincial portion of the harmonized sales tax in all provinces except Alberta and Quebec.
Budget and Fiscal Plan - 2024/25 to 2026/27	| 133

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2024

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador
Two Income Family of Four - $120,000	( $ )
1. Provincial Income Tax	4,258	5,629	5,598	6,868	5,509	8,643	7,929	10,215	8,908	8,445
Net Child Benefits	(257)	-	-	-	-	(2,504)	-	-	-	-
2. Property Tax - Gross	5,179	3,905	3,938	5,148	8,842	4,008	4,740	5,848	5,782	2,731
- Net	4,609	3,905	3,938	5,148	8,842	4,008	4,740	5,848	5,782	2,731
3. Sales Tax	1,873	-	1,852	1,999	2,282	2,571	2,969	2,896	2,870	2,951
4. Fuel Tax	134	92	177	171	200	178	216	241	165	194
5. Net Carbon Tax	304	(841)	(759)	(501)	(404)	-	547	607	594	654
6. Total Provincial Tax	10,922	8,785	10,805	13,686	16,429	12,896	16,402	19,807	18,320	14,974
7. Federal Income Tax	10,709	10,709	10,709	10,709	10,709	10,709	10,709	10,709	10,709	10,709
8. Net Federal GST	1,369	1,350	1,350	1,332	1,351	1,289	1,317	1,285	1,303	1,310
9. Total Tax	23,000	20,844	22,864	25,727	28,489	24,894	28,428	31,801	30,332	26,993
Two Income Family of Four - $90,000
1. Provincial Income Tax	2,654	3,530	3,012	3,896	2,444	5,303	4,980	6,684	5,795	5,219
Net Child Benefits	(1,457)	-	-	-	-	(3,704)	-	-	-	-
2. Property Tax - Gross	2,921	2,627	2,750	4,170	5,443	3,793	4,740	5,295	5,782	2,200
- Net	2,351	2,627	2,750	4,170	5,443	3,793	4,740	5,295	5,782	2,200
3. Sales Tax	1,380	-	1,417	1,514	1,731	1,990	2,237	2,186	2,166	2,229
4. Fuel Tax	114	78	151	147	173	160	185	207	141	166
5. Net Carbon Tax	(26)	(816)	(754)	(493)	(397)	-	540	619	552	555
6. Total Provincial Tax	5,016	5,419	6,576	9,234	9,394	7,542	12,683	14,991	14,437	10,370
7. Federal Income Tax	6,719	6,719	6,719	6,719	6,719	6,719	6,719	6,719	6,719	6,719
8. Net Federal GST	1,006	994	1,001	990	1,008	997	975	953	965	972
9. Total Tax	12,741	13,132	14,296	16,943	17,121	15,258	20,377	22,663	22,121	18,061
Single Parent with One Child - $60,000
1. Provincial Income Tax	1,706	887	1,732	2,654	701	4,848	2,550	4,692	3,617	3,668
Net Child Benefits	(812)	(35)	-	-	-	(2,641)	-	-	-	-
2. Property Tax	-	-	-	-	-	-	-	-	-	-
3. Sales Tax	1,794	-	2,659	2,148	3,122	2,679	3,276	3,138	3,197	3,203
4. Fuel Tax	123	96	181	152	157	175	224	244	160	197
5. Net Carbon Tax	188	(627)	(598)	(242)	(303)	-	591	648	431	590
6. Total Provincial Tax	2,999	321	3,974	4,713	3,677	5,060	6,640	8,722	7,405	7,658
7. Federal Income Tax	3,001	3,001	3,001	3,001	3,001	3,001	3,001	3,001	3,001	3,001
8. Net Federal GST	1,310	1,497	1,806	1,433	1,824	1,343	1,449	1,388	1,414	1,417
9. Total Tax	7,310	4,819	8,781	9,147	8,502	9,404	11,090	13,111	11,820	12,076
Unattached Individual - $30,000
1. Provincial Income Tax	422	604	761	787	-830	-305	870	1,479	1,392	1,488
2. Property Tax	-	-	-	-	-	-	-	-	-	-
3. Sales Tax	828	-	1,321	887	1,368	1,182	1,294	1,168	1,111	1,312
4. Fuel Tax	148	99	195	192	234	210	244	254	141	209
5. Net Carbon Tax	(112)	(180)	(1)	6	178	-	608	594	438	472
6. Total Provincial Tax	1,287	523	2,275	1,872	950	1,087	3,015	3,494	3,081	3,481
7. Federal Income Tax	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618
8. Net Federal GST	50	69	43	43	76	53	41	(16)	(29)	54
9. Total Tax	2,955	2,210	3,936	3,533	2,644	2,758	4,674	5,096	4,670	5,153

134 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2024 (continued)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador
Unattached Individual - $80,000	( $ )
1. Provincial Income Tax	3,669	4,901	5,965	6,064	4,455	7,396	6,597	8,568	7,558	7,081
2. Property Tax - Gross	2,040	1,954	2,022	3,174	4,659	2,593	3,487	4,747	5,782	1,873
- Net	1,470	1,954	2,022	3,174	4,659	2,593	3,487	4,747	5,782	1,873
3. Sales Tax	2,476	-	2,339	2,665	3,232	2,977	3,842	3,725	4,634	3,812
4. Fuel Tax	250	170	321	303	372	303	399	442	213	357
5. Net Carbon Tax	522	(19)	22	91	260	-	672	853	664	744
6. Total Provincial Tax	8,387	7,005	10,668	12,298	12,978	13,269	14,998	18,336	18,851	13,867
7. Federal Income Tax	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125
8. Net Federal GST	1,730	1,698	1,671	1,722	1,710	1,492	1,655	1,605	1,899	1,643
9. Total Tax	19,242	17,828	21,464	23,145	23,813	23,886	25,778	29,066	29,875	24,635
Senior Couple with Equal Pension Incomes - $40,000
1. Provincial Income Tax	-	-	-	-	(1,356)	(1,517)	7	306	335	-
2. Property Tax - Gross	2,040	1,954	2,022	3,174	4,659	2,593	3,487	4,747	5,782	1,873
- Net	1,270	1,954	2,022	3,174	4,659	2,593	3,487	4,747	5,782	1,873
3. Sales Tax	759	-	815	895	1,001	1,153	1,307	1,297	1,291	1,306
4. Fuel Tax	43	30	57	56	67	62	72	81	55	65
5. Net Carbon Tax	(592)	(476)	(476)	(313)	(143)	-	572	593	611	588
6. Total Provincial Tax	1,480	1,508	2,419	3,812	4,229	2,290	5,446	7,025	8,075	3,832
7. Federal Income Tax	-	-	-	-	-	-	-	-	-	-
8. Net Federal GST	(344)	(344)	(344)	(344)	(326)	(311)	(344)	(348)	(348)	(344)
9. Total Tax	1,136	1,164	2,075	3,468	3,903	1,979	5,102	6,677	7,727	3,488

Personal Income Tax

•	Income tax is based on basic personal credits, applicable credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes.

•	The amount noted for each family is their family total income. Total income is used for these tables as it provides a more accurate view of the taxes paid by a family at a particular level of earnings. The two income family of four with $120,000 income is assumed to have one adult earning $80,000 and the other $40,000, the family with $90,000 income is assumed to have one adult earning $50,000 and the other $40,000, and each adult in the senior couple is assumed to receive $20,000. The senior couple is assumed to have pension income and the remaining representative families are assumed to have employment income.

Net Child Benefits

•	Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Benefit), Alberta (Alberta Child and Family Benefit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit), and Newfoundland and Labrador (Child Benefit).

•	The single parent is assumed to have one child aged 5. The family earning $90,000 income is assumed to have two children aged 5 and 7. The family earning $120,000 income is assumed to have two children aged 15 and 17.

Property Tax

•	Property taxes are based on a representative two storey home, townhouse, or condominium in a major city in each respective province.

•	It is assumed that the single parent and the individual at $30,000 income rent accommodation, the family at $90,000 income owns a townhouse, the family at $120,000 income owns a single family detached home, and the individual at $80,000 income and senior couple own condominiums in a major city for each province. Net local and provincial property taxes are estimated as taxes owing after credits provided through the property tax system are subtracted.

Sales Tax

•	Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by estimated federal income taxes and provincial income taxes. In addition, the family at $120,000 income is assumed to have savings equal to 10 per cent of their income; the family at $90,000 income, the single parent at $60,000 income, and the individual at $80,000 income are assumed to have savings equal to 5 per cent of their income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated using family expenditure data, and the relevant sales tax component is extracted. Sales tax includes: provincial retail sales taxes in British Columbia, Saskatchewan, and Manitoba; Quebec’s value added tax; the provincial component of the HST in Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador; and Alberta’s Tourism Levy. Sales tax estimates have been reduced by sales tax credits where applicable.

Fuel and Carbon Taxes

•	Net carbon tax is estimated as carbon tax liabilities minus rebates such as B.C.’s climate action tax credit, where applicable. Carbon tax liabilities are based on direct fuel charges on gasoline, natural gas, and home heating fuel where such charges apply. Estimated carbon tax liabilities are based on consumption amounts from household energy consumption data produced by Statistics Canada and Natural Resources Canada. Carbon tax liabilities do not include the effect of cap-and-trade or output-based pricing systems.

•	The federal government requires provinces to implement a price on carbon of at least $80/tonne starting April 1, 2024. Provinces that do not have a carbon pricing program will have the federal carbon pricing backstop rates applied to the price of the fuel. As of July 1, 2023, Alberta, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, and Saskatchewan are subject to the federal carbon pricing on fuel purchases. Families in these provinces receive the federal climate action incentive to offset the cost of carbon pricing.

Effective Tax Rates

•	British Columbia taxes have been calculated using rates in effect for 2024. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2024, and that come into effect during 2024.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 135

Appendix

Table A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable 1 – 2024

 (Rates known as of February 1, 2024)

Taxable income	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec [2]	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland and Labrador
	Annual provincial taxes payable [3] ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	0	0	0	0	0	0	0	575	150	0
$30,000	421	604	760	874	300	885	869	1,479	1,392	1,488
$40,000	1,241	1,527	1,833	1,871	1,182	2,042	2,035	2,953	2,561	2,292
$50,000	1,753	2,451	2,930	2,919	2,293	3,389	3,135	4,427	3,846	3,463
$60,000	2,482	3,375	4,048	4,110	3,111	4,928	4,440	5,905	5,132	4,841
$70,000	3,217	4,313	5,230	5,315	3,989	6,479	5,775	7,559	6,580	6,229
$80,000	3,977	5,301	6,464	6,574	5,042	8,020	7,157	9,234	8,224	7,660
$100,000	5,609	7,301	8,964	9,124	6,986	11,144	9,957	12,619	11,554	10,726
$125,000	8,486	9,801	12,089	13,435	10,866	15,897	13,942	16,994	15,975	14,676
$150,000	11,932	12,318	15,276	17,785	15,219	21,206	17,942	21,369	20,543	18,626
	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.8	0.0
$30,000	1.4	2.0	2.5	2.9	1.0	3.0	2.9	4.9	4.6	5.0
$40,000	3.1	3.8	4.6	4.7	3.0	5.1	5.1	7.4	6.4	5.7
$50,000	3.5	4.9	5.9	5.8	4.6	6.8	6.3	8.9	7.7	6.9
$60,000	4.1	5.6	6.7	6.9	5.2	8.2	7.4	9.8	8.6	8.1
$70,000	4.6	6.2	7.5	7.6	5.7	9.3	8.3	10.8	9.4	8.9
$80,000	5.0	6.6	8.1	8.2	6.3	10.0	8.9	11.5	10.3	9.6
$100,000	5.6	7.3	9.0	9.1	7.0	11.1	10.0	12.6	11.6	10.7
$125,000	6.8	7.8	9.7	10.7	8.7	12.7	11.2	13.6	12.8	11.7
$150,000	8.0	8.2	10.2	11.9	10.1	14.1	12.0	14.2	13.7	12.4

[1]	Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.
[2]	Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.
[3]	Includes provincial low income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes sales tax credits and property tax credits.

136 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A5 Material Assumptions – Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Personal income tax *	16,442	16,638	17,484	18,328
Current calendar year assumptions
Household income growth	6.9%	4.4%	4.3%	4.1%	+/- 1 percentage point change in 2024 B.C.
Employee compensation growth	6.7%	5.5%	4.9%	4.2%	household income growth equals +/- $150 to
Tax base growth	6.0%	4.7%	4.5%	3.8%	$160 million in revenue
Average tax yield	6.38%	6.39%	6.44%	6.50%
Current-year tax	15,322	16,072	16,917	17,742
Prior year’s tax assessments	560	570	580	590
Unapplied taxes	150	150	150	150
B.C. Tax Reduction	(190)	(195)	(199)	(203)
Non-refundable B.C. tax credits	(176)	(176)	(176)	(176)
Policy neutral elasticity **	0.8	1.1	1.2	1.2	+/- 0.5 change in 2024 B.C. policy neutral
Fiscal year assumptions					elasticity equals +/- $330 to $350 million
Prior-year adjustment	583

2022 Tax-year	2022 Assumptions
Household income growth	6.8%				+/- 1 percentage point change in 2023 B.C.
Tax base growth.	4.3%				household or taxable income growth equals
Average 2022 tax yield	6.41%				+/- $170 to $180 million one-time effect (prior-
2022 tax	14,509				year adjustment) and could result in an
2021 & prior year’s tax assessments	725				additional +/- $150 to $160 million base change
Unapplied taxes	150				in 2024/25
B.C. Tax Reduction	(173)
Non-refundable B.C. tax credits	(161)
Policy neutral elasticity **	0.6

* Reflects information as at January 25, 2024

** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).

Corporate income tax *	6,085	8,236	5,986	6,938
Components of revenue (fiscal year)
Installments – subject to general rate	5,768	7,718	6,885	7,154
Installments – subject to small business rate	266	363	324	336
Non-refundable B.C. tax credits	(174)	(193)	(198)	(203)
Advance installments	5,860	7,888	7,011	7,287
Prior-year settlement payment	225	348	(1,025)	(349)
Current calendar year assumptions
National tax base ($ billions)	457.3	520.8	557.3	581.3	+/- 1% change in the 2024 national tax base
B.C. installment share of national tax base	13.7%	15.0%	13.5%	13.1%	equals +/- $60 to $70 million
Effective percentage tax rates
(% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the
small business rate	22.5%	22.0%	22.0%	22.0%	+/- 1 percentage point change in the 2024 small
B.C. tax base growth (post federal measures)	-7.1%	2.6%	4.1%	4.0%	business share equals -/+ $80 to $90 million
B.C. net operating surplus growth	-14.9%	-9.5%	0.8%	4.4%

2022 Tax-year	2022 Assumptions
B.C. tax base growth (post federal measures)	3.3%
Share of the B.C. tax base subject to
small business rate	23.2%				+/- 1% change in the 2023 B.C. tax base equals
B.C. net operating surplus growth	9.3%				+/- $60 to $80 million one-time effect (prior-year
Gross 2022 tax	7,169				adjustment) and could result in an additional
Prior-year settlement payment	225				installments payments of +/- $100 to $120
Prior years losses/gains (included in above)	(12)				million in 2024/25
Non-refundable B.C. tax credits	(174)

* Reflects information as at January 25, 2024

Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2024/25 installments from the federal government reflects two-third of payments related to the 2024 tax year (paid during Apr-July 2024 and adjusted in Sept and Dec) and one-third of 2025 payments. Installments for the 2024 (2025) tax year are based on B.C.’s share of the national tax base for the 2023 (2024) tax year and a forecast of the 2024 (2025) national tax base. B.C.’s share of the 2022 national tax base was 13.7%, based on tax assessments as of December 31, 2023. Cash adjustments for any under/over payments from the federal government in respect of 2023 will be received/paid on March 31, 2025.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 137

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Employer health tax	2,773	2,803	2,946	3,068
Employee compensation growth	6.7%	5.5%	4.9%	4.2%	+/- 1 percentage point change in the 2024
					employee compensation growth equals up to +/-
					$30 million
Provincial sales tax	10,362	10,762	11,254	11,763
Provincial sales tax base growth (fiscal year)	5.0%	3.8%	4.5%	4.6%	+/- 1 percentage point change in the
Calendar Year nominal expenditure					2024 consumer expenditure growth
Consumer expenditures on durable goods	1.9%	0.8%	2.9%	4.5%	equals up to +/- $25 to $30 million
Consumer expenditures on goods and services	5.3%	5.2%	4.4%	4.4%
Business investment	8.3%	1.2%	6.7%	6.6%
Other	1.4%	3.2%	5.5%	4.7%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the
Consolidated Revenue Fund	10,353	10,754	11,246	11,755	2024 business investment growth
BC Transportation Financing Authority	9	8	8	8	equals up to +/- $10 to $20 million

Fuel and carbon taxes	3,680	3,585	4,042	4,495
Calendar Year
Real GDP	1.0%	0.8%	2.3%	2.4%
Gasoline volumes	0.0%	-1.0%	-2.0%	-3.0%
Diesel volumes	1.0%	2.0%	2.0%	-2.0%
Natural gas volumes	-3.0%	1.0%	-1.0%	-2.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	65	80	95	110
Natural gas (cents/gigajoule)	322.79 ¢	397.28 ¢	471.77 ¢	546.26 ¢
Gasoline (cents/litre)	14.31 ¢	17.61 ¢	20.91 ¢	24.22 ¢
Light fuel oil (cents/litre)	16.85 ¢	20.74 ¢	24.62 ¢	28.51 ¢

Components of revenue *
Consolidated Revenue Fund	550	541	538	530
BC Transit	18	18	18	17
BC Transportation Financing Authority	462	461	458	445
Fuel tax revenue	1,030	1,020	1,014	992
Carbon tax revenue	2,650	2,565	3,028	3,503

Property taxes	3,592	3,779	4,020	4,231
Calendar Year
Consumer Price Index	3.9%	2.7%	2.2%	2.0%	+/- 1 percentage point change in 2024 new
Housing starts (units)	50,490	46,107	47,331	49,565	construction & inflation growth equals up to +/-
					$30 million in residential property taxation
Home owner grants (fiscal year)	907	926	944	963	revenue
Components of revenue
Residential (net of home owner grants)	1,516	1,625	1,725	1,817
Speculation and vacancy	90	90	94	94
Non-residential	1,572	1,630	1,717	1,809	+/- 1% change in 2024 total
Rural area	149	153	161	169	business property assessment
Police	39	40	41	42	value equals up to +/- $20 million
BC Assessment Authority	115	115	117	117	in non-residential property
BC Transit	111	126	165	183	taxation revenue

Other taxes	3,285	3,411	3,662	3,832
Calendar Year
Population	3.0%	2.8%	1.9%	1.6%
Residential sales value	-11.6%	12.7%	10.2%	7.7%
Real GDP	1.0%	0.8%	2.3%	2.4%
Nominal GDP	3.2%	3.3%	4.4%	4.5%
Components of revenue					+/- 1% change to 2024 residential
Property transfer	1,950	2,055	2,264	2,424	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	40	40	40	40	in property transfer revenue,
Tobacco	510	510	510	510	depending on property values
Insurance premium	825	835	845	855
Tax targeting home flipping activity	-	11	43	43

138 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	1,785	1,951	2,122	2,364
Natural gas price					+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.03	1.26	1.75	1.96	price equals +/- $60 to $120 million,
Plant outlet, $C/gigajoule	1.98	2.23	2.77	3.00	including impacts on production
Sumas, $US/MMBtu	2.36	2.54	3.07	3.28	volumes and royalty program
Natural gas production volumes					credits, but excluding any
Billions of cubic metres	70.5	72.7	76.3	78.5	changes from natural gas liquids
Petajoules	2,931	3,024	3,171	3,262	revenue (e.g. butane, pentanes)
Annual per cent change	7.4%	3.2%	4.9%	2.9%
					Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	77.90	77.34	76.24	76.26	significantly at different price levels

Auctioned land base (000 hectares)	-	20	20	20	+/- 1% change in natural gas
Average bid price/hectare ($)	-	200	300	300	volumes equals +/- $10 million
Cash sales of Crown land tenures	-	4	6	6	in natural gas royalties
Metallurgical coal price ($US/tonne, fob Australia)	276	243	220	205
Copper price ($US/lb)	3.77	3.88	4.04	4.14	+/- 1 cent change in the exchange rate equals
					+/-$10 million in natural gas royalties
Annual electricity volumes set by treaty	3.9	3.8	3.8	3.8
(million mega-watt hours)
Mid-Columbia electricity price	90.41	93.37	93.84	92.10	+/- $10/bbl change in petroleum price
($US/mega-watt hour)					equals +/- $5 million in petroleum royalties

Exchange rate (US¢/C$, calendar year)	74.1	73.6	76.8	78.6	+/- 13% change in natural gas liquids
					(equivalent to +/- $10/bbl oil price) prices
Components of revenue					equals +/- $110 to $150 million in natural gas
Bonus bid cash sales	-	4	6	6	liquids royalties
Fees and rentals	38	36	36	34
Total bonus bids, fees and rentals	38	40	42	40	+/- 10% change in the average Mid-Columbia
Natural gas royalties after deductions and allowances	684	754	1,071	1,428	electricity price equals +/- $50 million
Petroleum royalties	27	50	46	45
Columbia River Treaty electricity sales	471	484	464	450	+/- US$20 change in the average
Oil and Gas Commission fees and levies	72	75	74	76	metallurgical coal price
Coal, metals and other minerals revenue:					equals +/- $50 to $80 million
Coal tenures	8	8	8	8
Net coal mineral tax	315	355	246	161
Net metals and other minerals tax	14	55	57	57	In accordance with updated accounting
Recoveries relating to revenue sharing payments					standards, bonus bid revenue is recognized in
to First Nations	137	112	96	81	full at the time an authorization for the sale of
Miscellaneous mining revenue	19	18	18	18	Crown land tenure is awarded.
Total coal, metals and other minerals revenue	493	548	425	325

Gross royalties prior to deductions and allowances
Gross natural gas revenue	418	392	720	921
Gross natural gas liquids royalties revenue	679	771	937	1,053

Royalty programs and infrastructure credits
Deep drilling	(219)	(131)	(118)	(46)
Road, pipeline, Clean Growth Infrastructure Royalty
and other infrastructure programs	(93)	(100)	(156)	(120)
Total	(312)	(231)	(274)	(166)
Implicit average natural gas royalty rate	20.7%	13.6%	12.2%	14.6%

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at January 25, 2024.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 139

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Forests *	691	689	740	789
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $100
SPF 2x4 ($US/thousand board feet)	398	425	450	450	to $125 million

Crown harvest volumes (million cubic metres)
Interior	24.3	24.0	24.0	23.8	+/- 10% change in Interior harvest volumes
Coast	7.7	8.0	8.0	8.2	equals +/- $40 to $50 million
Total	32.0	32.0	32.0	32.0
B.C. Timber Sales (included in above)	3.0	4.0	4.9	5.9	+/- 10% change in Coastal harvest volumes
					equals +/- $10 to $20 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.70	18.06	19.70	21.16	+/- 1 cent change in exchange rate
					equals +/- $20 to $30 million in stumpage
Components of revenue					revenue
Timber tenures (net of revenue sharing recoveries)	279	206	274	299
Recoveries relating to revenue sharing payments
to First Nations	154	177	124	94
B.C. Timber Sales	185	214	251	304	The above sensitivities relate
Logging tax	25	50	50	50	to stumpage revenue only.
Other CRF revenue	38	31	31	31
Other recoveries	10	11	10	11
* Reflects information as at January 25, 2024

Other natural resource	539	510	570	616
Components of revenue
Water rental and licences*	466	437	497	543	+/- 5% change in water power production
Recoveries	50	50	50	50	equals +/- $20 to $25 million
Angling and hunting permits and licences	10	10	10	10
Recoveries	13	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to					Revenue sharing from natural gas royalties,
revenue sharing payments to First Nations	491	376	290	242	mineral tax, electricity sales under the Columbia
					River Treaty and forest stumpage revenues.
Other revenue	10,851	11,400	11,382	11,516
Components of revenue
Fees and licences
Motor vehicle licences and permits	623	629	640	652
International student health fees	90	80	80	80
Other Consolidated Revenue Fund	503	484	498	483
Summary consolidation eliminations	(15)	(15)	(15)	(15)
Ministry vote recoveries	270	285	114	115
Taxpayer-supported Crown corporations	209	219	224	232
Post-secondary education fees	2,837	2,937	3,039	3,135
Other healthcare-related fees	597	584	590	590
School Districts	248	265	281	298
Investment earnings
Consolidated Revenue Fund	295	175	155	155
Fiscal agency loans & sinking funds earnings	936	1,159	1,191	1,249
Summary consolidation eliminations	(206)	(202)	(204)	(212)
Taxpayer-supported Crown corporations	56	43	45	47
SUCH sector agencies	254	249	252	259
Sales of goods and services
SUCH sector agencies	1,042	1,087	1,143	1,199
BC Infrastructure Benefits Inc.	215	255	223	107
Other taxpayer-supported Crown corporations	131	127	133	142
Miscellaneous	2,766	3,039	2,993	3,000

140 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Health and social transfers	9,386	9,475	9,861	10,293
National Cash Transfers
Canada Health Transfer (CHT)	49,421	52,081	54,685	57,419
Annual growth	9.3%	5.4%	5.0%	5.0%
Canada Social Transfer (CST)	16,416	16,909	17,416	17,939
B.C.’s share of national population (June 1)	13.76%	13.74%	13.68%	13.66%	+/- 0.1 percentage point change in B.C.’s
					population share equals +/- $70 million
B.C. health and social transfers revenue
CHT	6,799	7,153	7,479	7,843
CST	2,259	2,322	2,382	2,450
Prior-year adjustments:
CHT	41
CST	14
CHT top up - strengthen public health care	273

Other federal contributions	4,642	4,971	5,028	4,381
Components of revenue
Disaster Financial Assistance Arrangements	870	1,013	888	862
B.C.’s share of the federal cannabis excise tax	110	110	110	110
Other Consolidated Revenue Fund	109	110	110	111
Vote Recoveries:	296	296	296	296
Labour Market Development Agreement
Labour Market and Skills Training Program	98	98	98	98
Home Care	82	82	82	82
Mental Health	82	82	82	82
Additional health funding	326	326	326	-
Child Care	822	1,036	1,161	1,161
Child Safety, Family Support, Children
in Care and with special needs	84	87	87	87
Public Transit	297	229	245	29
Local government services and transfers	188	197	232	117
Other recoveries	154	153	153	153
Taxpayer-supported Crown corporations	339	368	362	392
Post-secondary institutions	653	652	664	669
Other SUCH sector agencies	132	132	132	132

Service delivery agency direct revenue	9,333	9,519	9,703	9,828
School districts	660	689	693	710
Post-secondary institutions	5,074	5,225	5,409	5,581
Health authorities and hospital societies	1,375	1,306	1,317	1,324
BC Transportation Financing Authority	556	579	590	580
Other service delivery agencies	1,668	1,720	1,694	1,633

Budget and Fiscal Plan - 2024/25 to 2026/27	| 141

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Commercial Crown corporation net income	3,207	3,313	3,741	3,794
BC Hydro	314	712	712	712	Sensitivities impacts shown below are before
					regulatory account transfers
Reservoir water inflows	100%	100%	100%	100%	+/-1% in hydro generation equals +/- $45 million
Mean gas price	5.61	5.58	5.31	5.05	+/-1% equals +/-$0.1 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices (Mid-C, $US/MWh)	78.21	87.41	82.96	83.14	+/-1% change in electricity/gas trade income
					equals +/- $5 million

ICBC	140	-	400	400
Vehicle growth	1.1%	1.3%	1.8%	1.8%	+/-1% equals +/-$61 million
Current claims cost percentage change	21.4%	10.8%	6.8%	6.7%	+/-1% equals +/-$50 million
Unpaid claims balance ($ billions)	11.4	10.4	9.7	9.4	+/-1% equals +/-$104 to $114 million
Investment return	3.2%	2.3%	4.8%	4.6%	+/-1% return equals +/-$181 to 188 million
Loss ratio	89.3%	87.9%	86.6%	86.5%

142 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A6 Natural Gas Price Forecasts

Private sector forecasts (calendar year)	Market Price			($C/GJ at Plant Inlet)
	2024	2025	2026	2024/25	2025/26	2026/27
GLJ Henry Hub US$/MMBtu (Jan 1, 2024)	2.75	3.85	4.16	1.55	2.29	2.52
Sproule Henry Hub US$/MMBtu (Dec 31, 2023)	2.75	3.75	4.00	1.47	2.14	2.33
McDaniel Henry Hub US$/MMBtu (Jan 1, 2024)	2.75	3.32	3.90	1.32	1.73	2.21
Deloitte Henry Hub US$/Mcf (Sep 30, 2023)	3.60	4.20	4.30	2.13	2.46	2.50
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 1, 2024)	2.02	3.42	4.30	1.13	2.24	2.86
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 31, 2023)	2.33	3.64	3.95	1.39	2.29	2.52
McDaniel AECO-C Spot C$/MMBtu (Jan 1, 2024)	2.25	3.06	3.90	1.18	1.88	2.48
Deloitte AECO-C Spot C$/Mcf (Sep 30, 2023)	3.30	3.95	4.00	1.94	2.38	2.44
GLJ Sumas Spot US$/MMBtu (Jan 1, 2024)	2.65	3.75	4.06	1.95	2.69	2.93
Sproule Sumas Spot CDN$/MMBtu (Dec 31, 2023)	4.23	5.58	5.92	2.51	3.39	3.65
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 1, 2024)	1.60	3.05	3.92	1.13	2.28	2.89
Sproule BC Station 2 CDN$/MMBtu (Dec 31, 2023)	2.23	3.54	3.84	1.41	2.30	2.53
McDaniel BC Avg Plant Gate C$MMBtu (Jan 1, 2024)	1.75	2.55	3.38	1.08	1.79	2.38
Deloitte BC Station 2 C$MMBtu (Sep 30, 2023)	3.60	3.60	3.70	2.05	2.47	2.55
GLJ Midwest Chicago US$/MMBtu (Jan 1, 2024)	3.70	4.01	4.01	2.09	2.88	3.13
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 31, 2023)	3.52	4.85	5.18	2.56	3.44	3.69
EIA Henry Hub US$/MMBtu (Dec 2023)	2.79
TD Economics Henry Hub FuturesUS$/MMBtu (Dec 2023)	3.30	3.70		1.87
Scotiabank Group Henry Hub US$/MMBtu (Dec 2023)	3.50	4.00		2.14
BMO Henry Hub US$/MMBtu (Dec 2023)	3.25
InSite Petroleum Consultants Ltd BC Spot C$/Mcf (Sep 2023)	3.35	4.00	4.08	2.21	2.57	2.65
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 2, 2024)				1.32	1.95	2.16
Average all minus high/low				1.73	2.40	2.69
Average one forecast per consultant minus high/low				1.72	2.35	2.58
Natural gas royalty inlet price forecast				1.26	1.75	1.96

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd     US EIA: US Energy Information Administration     AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann     Petroleum Consultants     McDaniel: McDaniel & Associates Consultants Ltd

Natural Gas Prices

Budget and Fiscal Plan - 2024/25 to 2026/27	| 143

Appendix

Table A7 Material Assumptions – Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Attorney General	849	877	878	880
New cases filed/processed	242,000	235,000	242,000	242,000	The number of criminal cases proceeded on by the
(# for all courts)					provincial and federal Crown (including appeals to
					higher courts in BC), the number of civil and family
					litigation cases, the number of violation tickets
					disputed, and the number of municipal bylaw tickets
					disputed which would go to court for resolution.

Crown Proceeding Act (CPA)	100	28	25	25	Number of litigation cases resolved by court
					decisions or negotiated settlement.

Children and Family Development	1,912	2,121	2,117	2,117
Average children-in-care	4,860	4,822	4,767	4,677	The average number of children-in-care is
caseload (#)					decreasing as a result of ministry efforts to keep
Average annual residential	137,657	154,040	171,671	190,356	children in family settings where safe and feasible.
cost per child in care ($)					The average cost per child in care is projected to
					increase based on the higher cost of contracted
					residential services and an increasing acuity of need
					for children in care. A 1% increase in the cost per
					case or a 1% increase in the average caseload will
					affect expenditures by $3.3 million (excluding
					Indigenous CFS Agencies).

Education and Child Care	8,874	9,615	9,667	9,667
Public School Enrolment (# of FTEs)	591,272	596,212	607,219	612,967	Updated forecast enrolment figures are based on
School age (K–12)	568,521	572,954	584,201	589,861	submissions from school districts of their actual
Continuing Education	905	786	775	785	enrolment as at September 29, 2023 for the 2023/24
Distributed Learning (online)	13,229	14,063	13,862	13,941	school year and projected enrolment for February
Summer	6,288	6,305	6,305	6,305	and May 2024. Projections are based on the
Adults	2,328	2,105	2,075	2,075	Ministry of Education and Child Care’s enrolment
					forecasting model.

Emergency Management and
Climate Readiness	505	116	125	125
Emergency and Disaster Management Act	440	39	39	39	Emergency disaster relief is unpredictable. There are
					a number of factors that could impact the timing of
					delivering recovery projects resulting from the Major
					Events.

Forests	1,727	851	871	888
BC Timber Sales	237	204	219	236	Targets can be impacted by changes to actual
					inventory costs incurred. There is a lag of
					approximately 1.5 years between when inventory
					costs are incurred and when they are expensed.
					Volume harvested can also impact targets. For
					example, if volume harvested is less than projected
					in any year, then capitalized expenses will also be
					reduced in that year.

Fire Management	1,085	233	238	238	Costs are driven by length of season and severity of
					weather conditions, severity of fires, proportion of
					interface fires and size of fires. Costs have ranged
					from a low of $47 million in 2006 to a high of $809
					million in 2021/22 (Fire season 2021).

Health	28,674	32,857	33,752	34,594
Pharmacare	1,578	1,801	1,788	1,788	A 1% change in PharmaCare utilization or prices
					affects costs by approximately $14 million.

Medical Services Plan (MSP)	7,039	7,609	7,700	7,849	A 1% increase in volume of services provided by fee-
					for-service physicians expenditures is approximately
					$40 million.

Regional Services	19,671	23,020	23,851	24,545	A 1% increase in volume of services provided by
					Health Authorities is estimated to be $182 million.

144 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Post-Secondary Education and Future Skills	2,769	3,371	3,414	3,414
Student spaces in public institutions	197,282	207,882	208,791	208,847	Student enrolments may fluctuate due to a number
					of factors including economic changes and labour
					market needs.
Public Safety and Solicitor General	1,028	1,084	1,086	1,088
Policing, Victim Services and Corrections	909	947	949	950	Policing, Victim Services and Corrections costs are
					sensitive to the volume and severity of criminal
					activity, the number of inmate beds occupied and
					the number of offenders under community
					supervision.
Social Development and Poverty Reduction	4,745	5,176	5,241	5,241
Temporary Assistance	57,913	53,400	52,700	52,700	The expected to work caseload is sensitive to
annual average caseload (#)					fluctuations in economic and employment trends.
					Costs are driven by changes to cost per case and
					caseload. Cost per case fluctuations result from
					changes in the needed supports required by clients,
					as well as caseload composition.

Disability Assistance	122,238	125,700	127,300	127,300	The caseload for persons with disabilities is
annual average caseload (#)					sensitive to the aging of the population and longer
					life expectancy for individuals with disabilities. Cost
					per case fluctuations are driven primarily by
					earnings exemptions which is dependent on the
					level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs					The adult community living caseload is sensitive to
Average caseload (#)	24,330	25,060	25,510	26,430	an aging population and to the level of service
Average cost per client ($)	53,600	59,800	60,200	58,300	required. Cost per case fluctuations are driven by
Personal Supports Initiative (PSI)					the proportion of clients receiving certain types of
Average caseload (#)	3,240	3,510	3,650	3,950	services at differing costs. For example, residential
Average cost per client ($)	15,200	16,100	16,100	15,000	care services are significantly more costly than day
					programs.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 145

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	2024/25 Sensitivities
Tax Transfers	2,941	3,492	3,656	3,753
Individuals	1,635.0	2,223.0	2,301.0	2,308.0
Climate Action Tax Credit	747.0	1,022.0	1,211.0	1,277.0	These tax transfers are now expensed as required
BC Family Benefit	470.0	478.8	490.0	490.0	under generally accepted accounting principles.
BC Family Benefit Bonus (temporary increase)*	-	186.0	62.0	-
Renter’s Tax Credit	266.5	279.0	281.0	284.0
Sales Tax	40.4	50.0	50.0	50.0
Small Business Venture Capital	30.8	40.0	40.0	40.0
BC Senior’s Home Renovation	2.8	3.0	3.0	3.0	Changes in 2023 tax transfers will result in one-time
Other tax transfers to individuals	77.5	164.2	164.0	164.0	effect (prior-year adjustment) and could result in an
Corporations	1,306.0	1,269.0	1,355.0	1,445.0	additional base change in 2024/25. Production
Film and Television	176.7	162.5	172.5	182.5	services tax credit is the most volatile of all tax
Production Services	732.1	746.8	818.3	893.8	transfers and is influenced by several factors
Scientific Research & Experimental					including delay in filing returns and assessment of
Development	130.2	116.3	121.3	126.3	claims, length of projects and changes in the
Interactive Digital Media	162.6	140.0	140.0	140.0	exchange rates.
Mining Exploration	98.1	60.0	60.0	60.0
Other tax transfers to corporations	6.3	43.4	42.9	42.4

Prior-year adjustment (included above)**
Individuals	(113.7)
Corporations	20.9

2022 Tax-year	2022 Assumptions
Tax Transfers	2,123.7
Individuals	902.8
Corporations	1,220.9
Film and Television	154.2
Production Services	761.8
Scientific Research & Experimental Development	105.2
Interactive Digital Media	125.1
Other tax transfers to corporations	74.6

*BC Family Benefit Bonus is a temporary increase to the BC Family Benefit for the 2024/25 benefit year with payments starting July 2024. For more details refer to page 67 in Part 2:Tax measures.

**2023/24 tax transfer forecast incorporates adjustments relating to prior years.

Management of Public Funds and Debt	1,586	1,976	2,471	3,021
Interest rates for new provincial borrowing:					A 1% change in interest rates equals $89 million
Short-term	4.97%	4.06%	2.89%	2.79%	change in interest expense in 2024/25;
Long-term	4.33%	4.27%	4.23%	4.25%	$100 million increase in debt level results in $4.2
CDN/US exchange rate (cents)	134.9	135.1	128.9	127.1	million change in interest expense.

Service delivery agency net spending	9,385	9,902	10,536	10,968
School districts	651	662	672	682
Post-secondary institutions	4,824	5,079	5,255	5,423	Agency expenses, net of Provincial funding. These
Health authorities and hospital societies	1,401	1,241	1,252	1,268	are mainly funded through revenue from other
BC Transportation Financing Authority	1,674	2,270	2,492	2,678	sources.
BC Infrastructure Benefits	214	254	223	107
Other service delivery agencies	621	396	642	810

146 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A8 Operating Statement – 2017/18 to 2026/27

($ millions)	Actual 2017/18	Actual 2018/19	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	Average annual change
											(per cent)
Revenue	52,020	57,128	58,660	62,156	72,392	81,536	77,320	81,523	82,838	86,408	5.8
Expense	(51,744)	(55,634)	(59,022)	(67,663)	(71,127)	(80,832)	(83,234)	(89,434)	(90,611)	(92,696)	6.7
Surplus (deficit)	276	1,494	(362)	(5,507)	1,265	704	(5,914)	(7,911)	(7,773)	(6,288)
Per cent of nominal GDP: [2]
Surplus (deficit)	0.1	0.5	-0.1	-1.8	0.4	0.2	-1.4	-1.9	-1.8	-1.4
Per cent of revenue:
Surplus (deficit)	0.5	2.6	-0.6	-8.9	1.7	0.9	-7.6	-9.7	-9.4	-7.3
Per capita ($): [3]
Surplus (deficit)	56	298	(71)	(1,064)	242	131	(1,072)	(1,394)	(1,345)	(1,071)

[1]	Surplus (deficit) as a per cent of nominal GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 amounts divided by nominal GDP for the 2024 calendar year).

[2]	Per capita revenue and expense is calculated using July 1 population (e.g. 2024/25 amounts divided by population on July 1, 2024).

Budget and Fiscal Plan - 2024/25 to 2026/27	| 147

Appendix

Table A9 Revenue by Source – 2017/18 to 2026/27

($ millions)	Actual 2017/18	Actual 2018/19	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	Average annual change
											(per cent)
Taxation revenue:
Personal income	8,923	11,364	10,657	11,118	13,704	17,268	16,442	16,638	17,484	18,328	8.3
Corporate income	4,165	5,180	5,011	4,805	5,053	9,156	6,085	8,236	5,986	6,938	5.8
Employer health	-	464	1,897	2,156	2,443	2,720	2,773	2,803	2,946	3,068	n/a
Sales	7,131	7,369	7,374	7,694	8,731	9,818	10,362	10,762	11,254	11,763	5.7
Fuel	1,010	1,015	1,008	936	1,022	1,021	1,030	1,020	1,014	992	-0.2
Carbon	1,255	1,465	1,682	1,683	2,011	2,161	2,650	2,565	3,028	3,503	12.1
Tobacco	727	781	729	711	708	531	510	510	510	510	-3.9
Property	2,367	2,617	2,608	2,313	3,012	3,253	3,592	3,779	4,020	4,231	6.7
Property transfer	2,141	1,826	1,609	2,098	3,327	2,293	1,950	2,055	2,264	2,424	1.4
Insurance premium and other tax	602	633	691	652	706	804	825	846	888	898	4.5
	28,321	32,714	33,266	34,166	40,717	49,025	46,219	49,214	49,394	52,655	7.1
Natural resource revenue:
Natural gas royalties	161	199	118	196	920	2,255	684	754	1,071	1,428	27.4
Bonus bids, rents on drilling rights and leases	276	279	225	162	133	122	38	40	42	40	-19.3
Columbia River Treaty	111	202	119	117	231	437	471	484	464	450	16.8
Other energy and minerals	619	557	386	191	795	979	592	673	545	446	-3.6
Forests	1,065	1,406	988	1,304	1,893	1,887	691	689	740	789	-3.3
Other resources	463	465	432	433	499	518	539	510	570	616	3.2
	2,695	3,108	2,268	2,403	4,471	6,198	3,015	3,150	3,432	3,769	3.8
Other revenue:
Medical Services Plan premiums	2,266	1,360	1,063	(4)	1	-	-	-	-		n/a
Post-secondary education fees	2,034	2,275	2,451	2,418	2,536	2,651	2,837	2,937	3,039	3,135	4.9
Other health-care related fees	429	441	475	372	417	519	597	584	590	590	3.6
Motor vehicle licences and permits	557	568	579	571	610	613	623	629	640	652	1.8
Other fees and licences	963	949	1,004	972	1,020	1,145	1,305	1,318	1,182	1,193	2.4
Investment earnings	1,101	1,243	1,263	1,264	1,306	1,316	1,335	1,424	1,439	1,498	3.5
Sales of goods and services	1,133	1,164	1,162	741	1,059	1,396	1,388	1,469	1,499	1,448	2.8
Miscellaneous	2,410	2,249	2,676	2,395	2,851	3,049	2,766	3,039	2,993	3,000	2.5
	10,893	10,249	10,673	8,729	9,800	10,689	10,851	11,400	11,382	11,516	0.6
Contributions from the federal government:
Canada Health Transfer	4,994	5,182	5,523	5,701	6,431	6,432	7,113	7,153	7,479	7,843	5.1
Canada Social Transfer	1,854	1,908	1,971	2,042	2,110	2,174	2,273	2,322	2,382	2,450	3.1
Other cost shared agreements	2,207	1,962	2,041	5,151	3,439	3,920	4,642	4,971	5,028	4,381	7.9
	9,055	9,052	9,535	12,894	11,980	12,526	14,028	14,446	14,889	14,674	5.5
Commercial Crown corporation net income:
BC Hydro [1]	683	(428)	705	688	668	360	314	712	712	712	0.5
Liquor Distribution Branch	1,119	1,104	1,107	1,161	1,189	1,199	1,150	1,090	1,093	1,101	-0.2
BC Lottery Corporation [2]	1,391	1,405	1,336	420	1,211	1,584	1,416	1,323	1,336	1,377	-0.1
ICBC	(1,327)	(1,153)	(376)	1,528	2,216	(197)	140	-	400	400	n/a
Transportation Investment Corporation	(29)	-	-	-	-	-	-	-			n/a
Other	169	127	146	167	140	152	187	188	200	204	2.1
Accounting adjustment [1]	(950)	950	-	-	-	-	-	-	-	-	n/a
	1,056	2,005	2,918	3,964	5,424	3,098	3,207	3,313	3,741	3,794	15.3
Total revenue	52,020	57,128	58,660	62,156	72,392	81,536	77,320	81,523	82,838	86,408	5.8

[1]	BC Hydro’s loss for 2018/19 includes a write-off of a regulatory account. At the summary level, the Province recognized a $950 million adjustment in fiscal 2017/18 with respect to BC Hydro’s deferred regulatory accounts.

[2]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.)

148 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A10    Revenue by Source Supplementary Information – 2017/18 to 2026/27 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Per cent of nominal GDP: [2]
Taxation and Medical Services Plan premiums	10.8	11.5	11.1	11.1	11.4	12.4	11.3	11.7	11.2	11.4	0.6
Natural resources	1.0	1.0	0.7	0.8	1.3	1.6	0.7	0.7	0.8	0.8	-1.7
Other	3.9	3.4	3.5	2.8	2.8	2.7	2.7	2.7	2.6	2.5	-4.7
Other excluding Medical Services Plan premiums	3.1	3.0	3.1	2.8	2.8	2.7	2.7	2.7	2.6	2.5	-2.2
Contributions from the federal government	3.2	3.0	3.1	4.2	3.4	3.2	3.4	3.4	3.4	3.2	-0.1
Commercial Crown corporation net income	0.4	0.7	0.9	1.3	1.5	0.8	0.8	0.8	0.9	0.8	9.2
Total revenue	18.4	19.2	19.0	20.2	20.3	20.6	18.9	19.3	18.8	18.8	0.2

Growth rates (per cent):
Taxation and Medical Services Plan premiums	3.2	11.4	0.7	-0.5	19.2	20.4	-5.7	6.5	0.4	6.6	n/a
Natural resources	-0.6	15.3	-27.0	6.0	86.1	38.6	-51.4	4.5	9.0	9.8	n/a
Other	-0.5	-5.9	4.1	-18.2	12.3	9.1	1.5	5.1	-0.2	1.2	n/a
Other excluding Medical Services Plan premiums	2.8	3.0	8.1	-9.1	12.2	9.1	1.5	5.1	-0.2	1.2	n/a
Contributions from the federal government	10.9	0.0	5.3	35.2	-7.1	4.6	12.0	3.0	3.1	-1.4	n/a
Commercial Crown corporation net income	-58.2	89.9	45.5	35.8	36.8	-42.9	3.5	3.3	12.9	1.4	n/a
Total revenue	1.1	9.8	2.7	6.0	16.5	12.6	-5.2	5.4	1.6	4.3	n/a

Per capita ($): [3]
Taxation and Medical Services Plan premiums	6,199	6,786	6,717	6,600	7,790	9,153	8,375	8,674	8,547	8,967	4.2
Natural resources	546	619	444	464	855	1,157	546	555	594	642	1.8
Other	2,208	2,041	2,088	1,686	1,875	1,996	1,966	2,009	1,970	1,961	-1.3
Other excluding Medical Services Plan premiums	1,748	1,770	1,880	1,687	1,875	1,996	1,966	2,009	1,970	1,961	1.3
Contributions from the federal government	1,835	1,803	1,866	2,491	2,292	2,339	2,542	2,546	2,576	2,499	3.5
Commercial Crown corporation net income	214	399	571	766	1,038	578	581	584	647	646	13.1
Total revenue	10,543	11,378	11,477	12,008	13,851	15,222	14,010	14,368	14,334	14,715	3.8

Real Per Capita Revenue (2023 $) [4]	12,752	13,398	13,207	13,713	15,387	15,819	14,010	13,987	13,653	13,741	0.8
Growth rate (per cent)	1.4	5.1	-1.4	3.8	12.2	2.8	-11.4	-0.2	-2.4	0.6	1.1

[1]	Numbers may not add due to rounding.

[2]	Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 revenue divided by nominal GDP for the 2024 calendar year).
[3]	Per capita revenue is calculated using July 1 population (e.g. 2024/25 revenue divided by population on July 1, 2024).

[4]	Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2024 CPI for 2024/25 revenue).

Budget and Fiscal Plan - 2024/25 to 2026/27	| 149

Appendix

Table A11 Expense by Function – 2017/18 to 2026/27 1,2

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Function:
Health:
Medical Services Plan	4,623	4,861	5,013	5,145	5,776	6,006	7,081	7,836	7,927	8,076	6.4
Pharmacare	1,400	1,494	1,517	1,501	1,579	1,711	1,728	2,101	2,088	2,088	4.5
Regional services	14,101	15,004	16,054	18,290	19,574	21,715	21,716	24,931	25,810	26,259	7.2
Other healthcare expenses	810	800	872	677	662	890	941	1,076	1,055	1,030	2.7
Total health	20,934	22,159	23,456	25,613	27,591	30,322	31,466	35,944	36,880	37,453	6.7
Education:
Elementary and secondary	6,919	7,254	7,584	7,444	8,085	8,585	9,019	9,741	9,811	9,830	4.0
Post-secondary	6,002	6,398	6,846	6,872	7,357	7,517	8,383	9,277	9,550	9,743	5.5
Other education expenses	176	442	310	632	359	889	456	461	463	462	11.3
Total education	13,097	14,094	14,740	14,948	15,801	16,991	17,858	19,479	19,824	20,035	4.8
Social services:
Social assistance	1,988	2,202	2,342	3,141	2,910	3,157	3,156	3,359	3,383	3,383	6.1
Child welfare	1,507	1,652	1,940	2,226	2,254	3,168	3,638	4,260	4,268	4,206	12.1
Low income tax credit transfers	239	414	435	1,131	754	1,746	794	1,072	1,261	1,327	21.0
Community living and other services	1,003	1,075	1,170	1,291	1,350	1,581	1,557	1,782	1,828	1,832	6.9
Total social services	4,737	5,343	5,887	7,789	7,268	9,652	9,145	10,473	10,740	10,748	9.5
Protection of persons and property	1,930	2,004	2,126	2,258	2,937	3,483	2,797	2,557	2,568	2,573	3.2
Transportation	1,931	2,021	2,126	3,362	4,453	3,319	2,457	2,775	2,931	2,816	4.3
Natural resources & economic development	3,374	3,825	3,778	4,191	5,213	6,284	5,447	4,441	4,224	4,189	2.4
Other	1,574	1,831	2,525	2,861	3,082	5,736	3,380	3,707	3,628	3,492	9.3
Contingencies	-	-	-	-	-	-	5,500	3,885	2,020	1,730	n/a
Priority spending initiatives and caseload pressures	-	-	-	-	-	-	-	-	1,000	2,000	n/a
General government	1,544	1,673	1,657	3,919	2,040	2,326	1,884	2,068	1,981	1,984	2.8
Debt servicing	2,623	2,684	2,727	2,722	2,742	2,719	3,300	4,105	4,815	5,676	9.0
Total expense	51,744	55,634	59,022	67,663	71,127	80,832	83,234	89,434	90,611	92,696
Per cent of operating expense:
Health	40.5	39.8	39.7	37.9	38.8	37.5	37.8	40.2	40.7	40.4	0.0
Education	25.3	25.3	25.0	22.1	22.2	21.0	21.5	21.8	21.9	21.6	-1.7
Social services	9.2	9.6	10.0	11.5	10.2	11.9	11.0	11.7	11.9	11.6	2.7
Protection of persons and property	3.7	3.6	3.6	3.3	4.1	4.3	3.4	2.9	2.8	2.8	-3.2
Transportation	3.7	3.6	3.6	5.0	6.3	4.1	3.0	3.1	3.2	3.0	-2.3
Natural resources & economic development	6.5	6.9	6.4	6.2	7.3	7.8	6.5	5.0	4.7	4.5	-4.0
Other	3.0	3.3	4.3	4.2	4.3	7.1	4.1	4.1	4.0	3.8	2.4
Contingencies	-	-	-	-	-	-	6.6	4.3	2.2	1.9	n/a
Priority spending initiatives and caseload pressures	-	-	-	-	-	-	-	-	1.1	2.2	n/a
General government	3.0	3.0	2.8	5.8	2.9	2.9	2.3	2.3	2.2	2.1	-3.6
Debt servicing	5.1	4.8	4.6	4.0	3.9	3.4	4.0	4.6	5.3	6.1	2.1
Operating expense	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

[1]	Figures reflect government accounting policies used in the 2022/23 Public Accounts audited financial statements.
[2]	Numbers may not add due to rounding.

150 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A12 Expense by Function Supplementary Information – 2017/18 to 2026/27 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Per cent of nominal GDP: [2]
Health	7.4	7.5	7.6	8.3	7.8	7.7	7.7	8.5	8.4	8.1	1.0
Education	4.6	4.7	4.8	4.9	4.4	4.3	4.4	4.6	4.5	4.4	-0.7
Social services	1.7	1.8	1.9	2.5	2.0	2.4	2.2	2.5	2.4	2.3	3.7
Protection of persons and property	0.7	0.7	0.7	0.7	0.8	0.9	0.7	0.6	0.6	0.6	-2.2
Transportation	0.7	0.7	0.7	1.1	1.3	0.8	0.6	0.7	0.7	0.6	-1.2
Natural resources & economic development	1.2	1.3	1.2	1.4	1.5	1.6	1.3	1.1	1.0	0.9	-3.0
Other	0.6	0.6	0.8	0.9	0.9	1.5	0.8	0.9	0.8	0.8	3.5
Contingencies	-	-	-	-	-	-	1.3	0.9	0.5	0.4	n/a
Priority spending initiatives and caseload pressures	-	-	-	-	-	-	-	-	0.2	0.4	n/a
General government	0.5	0.6	0.5	1.3	0.6	0.6	0.5	0.5	0.5	0.4	-2.6
Debt servicing	0.9	0.9	0.9	0.9	0.8	0.7	0.8	1.0	1.1	1.2	3.2
Operating expense	18.3	18.7	19.1	22.0	20.0	20.5	20.4	21.2	20.6	20.1	1.1
Growth rates (per cent):
Health	6.3	5.9	5.9	9.2	7.7	9.9	3.8	14.2	2.6	1.6	n/a
Education	5.0	7.6	4.6	1.4	5.7	7.5	5.1	9.1	1.8	1.1	n/a
Social services	11.6	12.8	10.2	32.3	-6.7	32.8	-5.3	14.5	2.5	0.1	n/a
Protection of persons and property	16.6	3.8	6.1	6.2	30.1	18.6	-19.7	-8.6	0.4	0.2	n/a
Transportation	8.2	4.7	5.2	58.1	32.5	-25.5	-26.0	12.9	5.6	-3.9	n/a
Natural resources & economic development	36.9	13.4	-1.2	10.9	24.4	20.5	-13.3	-18.5	-4.9	-0.8	n/a
Other	-31.0	16.3	37.9	13.3	7.7	86.1	-41.1	9.7	-2.1	-3.7	n/a
Contingencies	-	-	-	-	-	-	-	-29.4	-48.0	-14.4	n/a
Priority spending initiatives and caseload pressures	-	-	-	-	-	-	-	-	-	100.0	n/a
General government	0.5	8.4	-1.0	136.5	-47.9	14.0	-19.0	9.8	-4.2	0.2	n/a
Debt servicing	1.4	2.3	1.6	-0.2	0.7	-0.8	21.4	24.4	17.3	17.9	n/a
Operating expense	6.2	7.5	6.1	14.6	5.1	13.6	3.0	7.4	1.3	2.3	n/a
Per capita ($): [3]
Health	4,243	4,413	4,589	4,948	5,279	5,661	5,701	6,335	6,382	6,378	4.6
Education	2,654	2,807	2,884	2,888	3,023	3,172	3,236	3,433	3,430	3,412	2.8
Social services	960	1,064	1,152	1,505	1,391	1,802	1,657	1,846	1,858	1,830	7.4
Protection of persons and property	391	399	416	436	562	650	507	451	444	438	1.3
Transportation	391	403	416	650	852	620	445	489	507	480	2.3
Natural resources & economic development	684	762	739	810	997	1,173	987	783	731	713	0.5
Other	319	365	494	553	590	1,071	612	653	628	595	7.2
Contingencies	-	-	-	-	-	-	997	685	350	295	n/a
Priority spending initiatives and caseload pressures	-	-	-	-	-	-	-	-	173	341	n/a
General government	313	333	324	757	390	434	341	364	343	338	0.9
Debt servicing	532	535	534	526	525	508	598	723	833	967	6.9
Operating expense	10,487	11,081	11,548	13,073	13,609	15,091	15,081	15,762	15,679	15,787	4.6
Real Per Capita Operating Expense (2023 $) [4]	12,685	13,048	13,288	14,928	15,118	15,682	15,081	15,344	14,934	14,741	1.7
Growth rate (per cent)	2.5	2.9	1.8	12.3	1.3	3.7	-3.8	1.7	-2.7	-1.3	1.8

[1]	Numbers may not add due to rounding.

[2]	Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 expense divided by nominal GDP for the 2024 calendar year).
[3]	Per capita expense is calculated using July 1 population (e.g. 2024/25 expense divided by population on July 1, 2024).

[4]	Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2024 CPI for 2024/25 expense).

Budget and Fiscal Plan - 2024/25 to 2026/27	| 151

Appendix

Table A13 Full-Time Equivalents (FTEs) – 2017/18 to 2026/27 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	29,291	30,891	31,774	32,672	33,400	33,696	36,800	37,300	37,300	37,300	2.7
Service delivery agencies [2]	5,076	5,258	5,985	6,042	6,767	7,746	8,719	9,172	9,013	8,224	5.5
Total FTEs	34,367	36,149	37,759	38,714	40,167	41,442	45,519	46,472	46,313	45,524	3.2
Growth rates (per cent):
Ministries and special offices (CRF)	4.8	5.5	2.9	2.8	2.2	0.9	9.2	10.7	0.0	0.0	3.9
Service delivery agencies	4.7	3.6	13.8	1.0	12.0	14.5	12.6	18.4	-1.7	-8.8	7.0
Population per FTE: [3]
Total FTEs	143.6	138.9	135.4	133.7	130.1	129.2	121.2	122.1	124.8	129.0	-1.2

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	Service delivery agency FTE amounts do not include education and health sector organizations (SUCH sector) staff employment, per requirements of the Budget Transparency and Accountability Act.

[3]	Population per FTE is calculated using July 1 population (e.g. population on July 1, 2024 divided by 2024/25 FTEs).

152 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A14 Capital Spending  – 2017/18 to 2026/27

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Taxpayer-supported:
Education
Schools districts	578	626	877	944	1,001	934	915	1,183	1,494	1,481	11.0
Post-secondary institutions	968	1,024	936	904	899	1,071	1,540	2,200	1,933	1,899	7.8
Health	890	904	1,009	1,162	1,555	1,915	3,235	4,397	4,560	4,051	18.3
BC Transportation Financing Authority [1]	717	853	955	1,285	1,364	1,823	2,703	4,060	5,100	4,946	23.9
BC Transit	115	85	73	107	67	100	206	516	574	288	10.7
Government direct (ministries)	430	421	520	389	386	470	610	707	519	575	3.3
Social Housing	169	483	355	572	642	357	758	811	780	766	18.3
Other	41	56	47	65	88	85	140	230	122	77	7.3
Total taxpayer-supported	3,908	4,452	4,772	5,428	6,002	6,755	10,107	14,104	15,082	14,083	15.3
Self-supported:
BC Hydro	2,473	3,826	3,082	3,207	3,475	3,919	4,573	4,430	3,595	4,399	6.6
Columbia Basin power projects	1	2	994	7	9	10	10	14	21	20	39.5
Transportation Investment Corporation [1]	4	-	-	-	-	-	-	-	-	-	n/a
ICBC	54	66	62	100	54	41	63	69	203	66	2.3
BC Lottery Corporation [2]	82	75	102	73	90	95	75	100	105	105	2.8
Liquor Distribution Branch	48	60	36	22	22	16	25	34	27	29	-5.4
Other [3]	67	77	110	66	80	84	6	5	4	4	n/a
Total self-supported	2,729	4,106	4,386	3,475	3,730	4,165	4,752	4,652	3,955	4,623	6.0
Total capital spending	6,637	8,558	9,158	8,903	9,732	10,920	14,859	18,756	19,037	18,706	12.2
Per cent of nominal GDP: [4]
Taxpayer-supported	1.4	1.5	1.5	1.8	1.7	1.7	2.5	3.3	3.4	3.1	9.2
Self-supported	1.0	1.4	1.4	1.1	1.0	1.1	1.2	1.1	0.9	1.0	0.4
Total	2.4	2.9	3.0	2.9	2.7	2.8	3.6	4.5	4.3	4.1	6.3
Growth rates:
Taxpayer-supported	13.0	13.9	7.2	13.7	10.6	12.5	49.6	39.5	6.9	-6.6	-192.8
Self-supported	7.0	50.5	6.8	-20.8	7.3	11.7	14.1	-2.1	-15.0	16.9	7.6
Total capital spending	10.5	28.9	7.0	-2.8	9.3	12.2	36.1	26.2	1.5	-1.7	12.7
Per capita: [5]
Taxpayer-supported	792	887	934	1,049	1,148	1,261	1,831	2,486	2,610	2,398	13.1
Self-supported	553	818	858	671	714	778	861	820	684	787	4.0
Total capital spending	1,345	1,704	1,792	1,720	1,862	2,039	2,692	3,306	3,294	3,186	10.1
Real Per Capita Capital Spending (2023 $) [6]	1,627	2,007	2,062	1,964	2,069	2,119	2,692	3,218	3,138	2,975	6.9
Growth rate (per cent)	6.8	23.4	2.7	-4.7	5.3	2.4	27.1	19.5	-2.5	-5.2	7.5

[1]	Includes Transportation Investment Plan capital spending and, beginning in 2017/18, Transportation Investment Corporation rehabilitation costs for the Port Mann Bridge due to reclassification from self- supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls. Effective April 1, 2018, Transportation Investment Corporation became a subsidiary of BCTFA.
[2]	Forecasted amounts exclude right-of-use assets.

[3]	Includes post-secondary institutions’ self-supported subsidiaries (actuals only, no forecast provided).

[4]	Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 amounts divided by nominal GDP for the 2024 calendar year).
[5]	Per capita capital spending is calculated using July 1 population (e.g. 2024/25 amounts divided by population on July 1, 2024).

[6]	Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2024 CPI for 2024/25 capital spending).

Budget and Fiscal Plan - 2024/25 to 2026/27	| 153

Appendix

Table A15 Statement of Financial Position – 2017/18 to 2026/27

($ millions)	Actual 2017/18	Actual 2018/19	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Updated Forecast 2023/24	Budget Estimate 2024/25	Plan 2025/26	Plan 2026/27	Average annual change
											(per cent)
Financial assets:
Cash and temporary investments	3,440	3,029	3,985	6,560	7,142	8,247	3,865	3,616	3,662	3,762	0.8
Other financial assets	11,740	12,637	12,404	15,410	17,105	19,077	17,741	18,103	19,162	18,193	4.1
Sinking funds	1,348	752	692	492	510	521	517	567	395	403	-10.4
Investments in commercial Crown corporations:
Retained earnings	6,134	5,738	6,523	9,632	12,223	12,634	13,121	13,872	15,022	16,173	9.2
Recoverable capital loans	20,534	22,547	24,768	26,301	27,218	28,145	30,459	33,182	34,661	37,071	5.5
	26,668	28,285	31,291	35,933	39,441	40,779	43,580	47,054	49,683	53,244	6.5
Total financial assets	43,196	44,703	48,372	58,395	64,198	68,624	65,703	69,340	72,902	75,602	5.2
Liabilities:
Accounts payable, accrued liabilities & others	11,278	12,137	13,101	14,733	18,509	25,402	20,834	22,337	22,130	20,961	5.8
Deferred revenue	10,068	10,543	10,651	12,211	13,379	15,005	15,758	17,226	18,590	19,457	6.2
Debt:
Taxpayer-supported debt	43,607	42,681	46,229	59,750	62,341	59,934	71,863	88,639	109,182	126,499	10.2
Self-supported debt	21,312	23,281	25,932	27,350	28,325	29,492	31,920	34,628	36,078	38,474	5.5
Total provincial debt	64,919	65,962	72,161	87,100	90,666	89,426	103,783	123,267	145,260	164,973	8.8
Add: debt offset by sinking funds	1,348	752	692	492	510	521	517	567	395	403	-10.4
Add: foreign exchange adjustments	-	-	-	-	-	472	-	-	-	-	n/a
Less: guarantees & non-guaranteed debt	(896)	(850)	(1,337)	(1,335)	(1,402)	(1,523)	(1,461)	(1,446)	(1,417)	(1,403)	4.2
Financial statement debt	65,371	65,864	71,516	86,257	89,774	88,896	102,839	122,388	144,238	163,973	8.7
Total liabilities	86,717	88,544	95,268	113,201	121,662	129,303	139,431	161,951	184,958	204,391	8.1
Net liabilities	(43,521)	(43,841)	(46,896)	(54,806)	(57,464)	(60,679)	(73,728)	(92,611)	(112,056)	(128,789)	10.4
Capital and other assets:
Tangible capital assets	45,908	47,902	50,095	52,851	56,133	59,811	66,906	77,840	89,467	99,864	7.3
Restricted assets	1,768	1,834	1,931	2,003	2,147	2,224	2,319	2,388	2,457	2,528	3.3
Other assets	932	952	1,100	1,582	1,791	1,347	1,292	1,261	1,237	1,214	2.4
Total capital and other assets	48,608	50,688	53,126	56,436	60,071	63,382	70,517	81,489	93,161	103,606	7.1
Accumulated surplus (deficit)	5,087	6,847	6,230	1,630	2,607	2,703	(3,211)	(11,122)	(18,895)	(25,183)
Per cent of Nominal GDP: [1]
Net liabilities	15.4	14.7	15.2	17.8	16.1	15.4	18.1	22.0	25.5	28.0	5.6
Capital and other assets	17.2	17.0	17.2	18.4	16.9	16.0	17.3	19.3	21.2	22.5	2.5
Growth rates:
Net liabilities	10.4	0.7	7.0	16.9	4.8	5.6	21.5	25.6	21.0	14.9	3.3
Capital and other assets	10.0	4.3	4.8	6.2	6.4	5.5	11.3	15.6	14.3	11.2	1.1
Per capita: [2]
Net liabilities	8,820	8,732	9,175	10,588	10,994	11,329	13,359	16,322	19,390	21,932	8.6
Capital and other assets	9,851	10,095	10,394	10,903	11,493	11,833	12,777	14,362	16,121	17,644	5.4

[1]	Net liabilities as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 amount divided by GDP for the 2024 calendar year).
[2]	Per capita net liabilities is calculated using July 1 population (e.g. 2024/25 amount divided by population on July 1, 2024).

154 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A16 Changes in Financial Position – 2017/18 to 2026/27

							Updated	Budget
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	10-Year
($ millions)	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	Total
(Surplus) deficit for the year	(276)	(1,494)	362	5,507	(1,265)	(704)	5,914	7,911	7,773	6,288	30,016
Change in remeasurement (gains) losses	(36)	(266)	255	(907)	288	608	-	-	-	-	(58)
Change in accumulated (surplus) deficit	(312)	(1,760)	617	4,600	(977)	(96)	5,914	7,911	7,773	6,288	29,958

Capital and other asset changes:
Taxpayer-supported capital investments	3,908	4,452	4,772	5,428	6,002	6,755	10,107	14,104	15,082	14,083	84,693
Less: amortization and other accounting changes	625	(2,458)	(2,579)	(2,672)	(2,720)	(3,077)	(3,012)	(3,170)	(3,455)	(3,686)	(26,204)
Increase in net capital assets	4,533	1,994	2,193	2,756	3,282	3,678	7,095	10,934	11,627	10,397	58,489
Increase (decrease) in restricted assets	73	66	97	72	144	77	95	69	69	71	833
Increase (decrease) in other assets	(194)	20	148	482	209	(444)	(55)	(31)	(24)	(23)	88
Change in capital and other assets	4,412	2,080	2,438	3,310	3,635	3,311	7,135	10,972	11,672	10,445	59,410
Increase (decrease) in net liabilities	4,100	320	3,055	7,910	2,658	3,215	13,049	18,883	19,445	16,733	89,368

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(1,383)	(396)	785	3,109	2,591	411	487	751	1,150	1,151	8,656
Self-supported capital investments	2,729	4,106	4,386	3,475	3,730	4,165	4,752	4,652	3,955	4,623	40,573
Less: loan repayments and other accounting changes	(6,004)	(2,093)	(2,165)	(1,942)	(2,813)	(3,238)	(2,438)	(1,929)	(2,476)	(2,213)	(27,311)
Change in investment	(4,658)	1,617	3,006	4,642	3,508	1,338	2,801	3,474	2,629	3,561	21,918
Increase (decrease) in cash and temporary investments	(792)	(411)	956	2,575	582	1,105	(4,382)	(249)	46	100	(470)
Other working capital changes [1]	632	(1,033)	(1,365)	(386)	(3,231)	(6,536)	2,475	(2,559)	(270)	(659)	(12,932)
Change in investment and working capital	(4,818)	173	2,597	6,831	859	(4,093)	894	666	2,405	3,002	8,516
Increase (decrease) in financial statement debt	(718)	493	5,652	14,741	3,517	(878)	13,943	19,549	21,850	19,735	97,884
(Increase) decrease in sinking fund debt	(261)	596	60	200	(18)	(11)	4	(50)	172	(8)	684
(Increase) decrease in foreign exchange	-	-	-	-	-	(472)	472	-	-	-	-
Increase (decrease) in guarantees	(188)	(2)	57	113	9	(119)	(176)	-	-	-	(306)
Increase (decrease) in non-guaranteed debt	249	(44)	430	(115)	58	240	114	(15)	(29)	(14)	874
Increase (decrease) in total provincial debt	(918)	1,043	6,199	14,939	3,566	(1,240)	14,357	19,484	21,993	19,713	99,136
Represented by increase (decrease) in:
Taxpayer-supported debt	2,108	(926)	3,548	13,521	2,591	(2,407)	11,929	16,776	20,543	17,317	85,000
Self-supported debt	(3,026)	1,969	2,651	1,418	975	1,167	2,428	2,708	1,450	2,396	14,136
Total provincial debt	(918)	1,043	6,199	14,939	3,566	(1,240)	14,357	19,484	21,993	19,713	99,136

[1]	Includes changes in other financial assets, sinking funds, accounts payable, deferred revenue and other accrued liabilities.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 155

Appendix

Table A17 Provincial Debt – 2017/18 to 2026/27

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Taxpayer-supported debt:
Provincial government
Operating	1,156	-	-	8,746	7,233	-	4,571	10,275	16,685	21,905	38.7
Capital [1]
K-12 education	8,891	8,885	9,757	10,529	11,342	10,893	11,598	12,434	13,661	14,869	5.9
Post-secondary institutions	4,584	4,607	4,917	5,426	5,732	5,502	6,076	6,960	8,088	9,005	7.8
Health facilities	6,141	6,173	6,705	7,484	8,223	8,286	10,121	12,931	16,428	19,611	13.8
Ministries general capital	2,718	2,363	3,133	3,702	4,087	4,549	5,090	5,610	6,040	6,535	10.2
Transportation	5,682	5,401	5,401	5,401	5,401	5,391	5,392	5,393	5,395	5,397	-0.6
Social housing	619	619	805	1,062	1,424	1,648	2,042	2,630	3,219	3,875	22.6
Other	242	242	252	268	278	269	359	481	525	534	9.2
Total capital	28,877	28,290	30,970	33,872	36,487	36,538	40,678	46,439	53,356	59,826	8.4
Total provincial government	30,033	28,290	30,970	42,618	43,720	36,538	45,249	56,714	70,041	81,731	11.8

Taxpayer-supported entities:
BC Pavilion Corporation	141	138	135	132	129	126	123	120	116	113	-2.4
BC Transit	84	73	65	60	56	53	110	142	265	388	18.5
BC Transportation Financing Authority	10,388	11,293	12,193	13,321	14,615	18,992	21,856	26,066	31,420	37,187	15.2
Health Authorities and Hospital Societies	1,762	1,795	1,802	1,875	1,839	1,983	2,380	2,332	2,281	2,226	2.6
InBC Investment Corp	161	70	45	37	19	21	78	171	285	348	8.9
Post-secondary institutions	744	763	753	882	922	910	895	981	969	978	3.1
School districts	17	19	18	24	25	21	17	12	8	4	-14.9
Social housing	259	225	222	770	974	1,241	1,126	1,872	3,368	2,896	30.8
Other [2]	18	15	26	31	42	49	29	229	429	628	48.4
Total taxpayer-supported entities	13,574	14,391	15,259	17,132	18,621	23,396	26,614	31,925	39,141	44,768	14.2
Total taxpayer-supported debt	43,607	42,681	46,229	59,750	62,341	59,934	71,863	88,639	109,182	126,499	12.6

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	19,990	22,064	23,238	24,650	25,611	26,707	29,178	31,880	33,335	35,734	6.7
BC Liquor Distribution Branch	-	-	210	233	230	242	263	287	291	300	n/a
BC Lottery Corporation	155	100	233	228	195	201	132	146	163	175	1.4
Columbia Basin power projects	433	418	1,387	1,349	1,319	1,298	1,271	1,241	1,210	1,184	11.8
Columbia Power Corporation	286	282	276	271	266	270	264	259	253	247	-1.6
Post-secondary institution subsidiaries	418	387	504	520	615	685	717	717	717	717	6.2
Other	30	30	84	99	89	89	95	98	109	117	16.3
Total self-supported debt	21,312	23,281	25,932	27,350	28,325	29,492	31,920	34,628	36,078	38,474	6.8
Total provincial debt	64,919	65,962	72,161	87,100	90,666	89,426	103,783	123,267	145,260	164,973	10.9

[1]	Includes debt incurred by the government to fund the building and construction of capital assets in the education, health, social housing and other sectors.
[2]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program. See Topic Box: Building an Inclusive Economy on page 62.
156 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Appendix

Table A18 Provincial Debt Supplementary Information – 2017/18 to 2026/27 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	0.4	-	-	2.8	2.0	-	1.1	2.4	3.8	4.8	31.3
Provincial government capital	10.2	9.5	10.0	11.0	10.3	9.2	10.0	11.0	12.1	13.0	2.7
Total provincial government	10.6	9.5	10.0	13.9	12.3	9.2	11.1	13.5	15.9	17.8	5.9
Taxpayer-supported entities	4.8	4.8	4.9	5.6	5.2	5.9	6.5	7.6	8.9	9.7	8.1
Total taxpayer-supported debt	15.4	14.4	15.0	19.4	17.5	15.2	17.6	21.0	24.8	27.5	6.6
Self-supported debt:
Commercial Crown corporations & agencies	7.6	7.8	8.4	8.9	8.0	7.5	7.8	8.2	8.2	8.4	1.1
Total provincial debt	23.0	22.2	23.4	28.3	25.5	22.6	25.4	29.2	33.0	35.8	5.1
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	-75.1	-100.0	-	-	-17.3	-100.0	-	124.8	62.4	31.3	n/a
Provincial government capital	21.7	-2.0	9.5	9.4	7.7	0.1	11.3	14.2	14.9	12.1	-6.3
Taxpayer-supported entities	3.4	6.0	6.0	12.3	8.7	25.6	13.8	20.0	22.6	14.4	17.4
Total taxpayer-supported debt	5.1	-2.1	8.3	29.2	4.3	-3.9	19.9	23.3	23.2	15.9	13.5
Self-supported debt:
Commercial Crown corporations & agencies	-12.4	9.2	11.4	5.5	3.6	4.1	8.2	8.5	4.2	6.6	4.9
Total provincial debt	-1.4	1.6	9.4	20.7	4.1	-1.4	16.1	18.8	40.0	33.8	14.2
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	234	-	-	1,690	1,384	-	828	1,811	2,887	3,730	36.0
Provincial government capital	5,852	5,634	6,059	6,544	6,981	6,822	7,371	8,185	9,233	10,188	6.4
Taxpayer-supported entities	2,751	2,866	2,986	3,310	3,563	4,368	4,822	5,627	6,773	7,624	12.0
Total taxpayer-supported debt	8,838	8,501	9,045	11,543	11,927	11,189	13,021	15,622	18,893	21,542	10.4
Self-supported debt:
Commercial Crown corporations & agencies	4,319	4,637	5,074	5,284	5,419	5,506	5,784	6,103	6,243	6,552	4.7
Total provincial debt	13,157	13,137	14,119	16,827	17,347	16,696	18,805	21,725	25,136	28,094	8.8
Real Per Capita Provincial Debt (2023 $) [4]	15,915	15,470	16,246	19,217	19,271	17,350	18,805	21,149	23,941	26,234	5.7
Growth rate (per cent)	-1.2	-2.8	5.0	18.3	0.3	-10.0	8.4	12.5	13.2	9.6	5.3

[1]	Numbers may not add due to rounding.
[2]	Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2024/25 debt divided by nominal GDP for the 2024 calendar year).
[3]	Per capita debt is calculated using July 1 population (e.g. 2024/25 debt divided by population on July 1, 2024).
[4]	Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2024 CPI for 2024/25 debt).
Budget and Fiscal Plan - 2024/25 to 2026/27	| 157

Appendix

Table A19 Key Provincial Debt Indicators – 2017/18 to 2026/27

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	change
											(per cent)
Debt to revenue (per cent)
Total provincial	94.7	89.5	95.9	115.1	104.3	90.6	112.0	125.6	144.2	157.2	5.8
Taxpayer-supported	82.5	75.0	80.6	101.2	90.8	74.3	95.1	111.8	136.2	151.2	7.0
Debt per capita ($) [1]
Total provincial	13,157	13,137	14,119	16,827	17,347	16,697	18,805	21,725	25,136	28,094	8.8
Taxpayer-supported	8,838	8,501	9,045	11,543	11,927	11,190	13,021	15,622	18,893	21,542	10.4
Debt to nominal GDP (per cent) [2]
Total provincial	23.0	22.2	23.4	28.3	25.5	22.6	25.4	29.2	33.0	35.8	5.1
Taxpayer-supported	15.4	14.4	15.0	19.4	17.5	15.2	17.6	21.0	24.8	27.5	6.6
Interest bite (cents per dollar of revenue) [3]
Total provincial	4.0	3.8	3.8	3.7	3.3	3.2	3.6	4.3	5.0	5.6	3.8
Taxpayer-supported	3.3	3.2	3.1	3.1	2.8	2.5	3.2	3.8	4.6	5.4	5.7
Interest costs ($ millions)
Total provincial	2,759	2,786	2,893	2,817	2,848	3,114	3,331	4,264	5,022	5,903	8.8
Taxpayer-supported	1,725	1,793	1,807	1,832	1,896	2,030	2,413	3,000	3,698	4,511	11.3
Interest rate (per cent) [4]
Taxpayer-supported	4.1	4.2	4.1	3.5	3.1	3.3	3.7	3.7	3.7	3.8	-0.6
Background Information:
Revenue ($ millions)
Total provincial [5]	68,551	73,734	75,283	75,691	86,903	98,655	92,676	98,110	100,717	104,957	4.8
Taxpayer-supported [6]	52,866	56,881	57,386	59,033	68,658	80,647	75,546	79,253	80,137	83,643	5.2
Debt ($ millions)
Total provincial	64,919	65,962	72,161	87,100	90,666	89,426	103,783	123,267	145,260	164,973	10.9
Taxpayer-supported [7]	43,607	42,681	46,229	59,750	62,341	59,934	71,863	88,639	109,182	126,499	12.6
Provincial nominal GDP ($ millions) [8]	282,283	297,392	308,993	307,412	355,937	395,215	408,058	421,449	440,191	460,188	5.6
Population (thousands at July 1) [9]	4,934	5,021	5,111	5,176	5,227	5,356	5,519	5,674	5,779	5,872	2.0

[1]	The ratio of debt to population (e.g. 2024/25 debt divided by population at July 1, 2024).
[2]	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2024/25 debt divided by 2024 nominal GDP).
[3]	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.
[4]	Weighted average of all outstanding debt issues.
[5]	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.
[6]	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.
[7]	Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.
[8]	Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2024 is used for the fiscal year ended March 31, 2025).
[9]	Population at July 1st within the fiscal year (e.g. population at July 1, 2024 is used for the fiscal year ended March 31, 2025).

158 |	Budget and Fiscal Plan - 2024/25 to 2026/27

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